2022 Annual Report to Shareholders



ENPRO

2022 HIGHLIGHTS

Since 2019, we have sharpened our focus on our most profitable, fastest-growing businesses within our Sealing Technologies and Advanced Surface Technologies segments, with a number of acquisitions and divestitures, solidifying our position as a dynamic industrial technology company while encouraging our colleagues to "Empower Technology with Purpose."

Completed the divestiture portion of Enpro's portfolio reshaping efforts with the exit of the remaining businesses in our Engineered Materials segment, GGB in November 2022 and Garlock Pipeline Technologies (GPT) in January 2023, which eliminated our automotive exposure and further reduced our participation in the oil & gas market.

Navigated profitably through extraordinary inflationary pressures and supply chain constraints, using effective pricing strategies and flexible sourcing processes globally to meet customer needs, while advancing productivity and simplifying operations across Enpro.

Achieved strong revenue growth, profitability and cash flow amidst macroeconomic and geopolitical uncertainty. Organic revenue growth of more than 14% in 2022 was driven by strong demand across our major end markets; adjusted EBITDA margin expanded more than 400 basis points to 23.4%.

Continued execution on our long-term organic growth strategies across both the Sealing and Advanced Surface Technologies segments.

Furthered environmental efforts with the adoption of a new Environmental Sustainability Policy, establishing baselines by measuring resource usage at each of the company's primary manufacturing facilities.

Our enduring values of Safety, Excellence & Respect continue to be cultural cornerstones for our colleagues, encouraging them to practice physical and psychological safety, open and creative communication and applied engineering and technology excellence as they continue delivering differentiated value to our customers.

We strive to foster an inclusive environment where all employees can flourish in our culture where human development is viewed as being equally important to financial results. While this has always been evident in our actions, sustainability is now explicitly hallmarked in our values.

Provided supervisors and managers Diversity Without Division training, offering enhanced tools and processes to create an inclusive environment for all of our teams. We plan to implement this program further into the organization in 2023.

Diversity in our workforce is critical to our success. We continue to incorporate inclusive practices in talent acquisition, such as requiring diverse candidate slates and diverse interview panels, while implementing tools and structures to reduce bias during the interview and selection process. At 2022 year-end, more than 40% of our colleagues, three senior levels into the company, were diverse by gender and/or ethnicity.

Fellow Shareholders

I reflect on my first full year as President and Chief Executive Officer of Enpro with tremendous gratitude for our colleagues who executed well on many initiatives that drove outstanding commercial and financial results. We further advanced our strategy in building the highly profitable foundation upon which we will drive future growth.



Eric A. Vaillancourt
President and Chief Executive Officer

As we enter 2023, a year of execution, our organization is in a terrific position. Our existing businesses are pivoting to the compelling organic growth opportunities that will drive future growth, especially as the divestiture portion of our portfolio optimization strategy has been completed, following the sales of the remaining businesses in the Engineered Materials segment announced in the fourth quarter of 2022. We will maintain and grow our technological capabilities and our leading market positions. Today, Enpro's portfolio of businesses leans toward faster-growing end markets with higher profitability and cash flow returns. With ample balance sheet capacity entering 2023, the company has never been in a stronger position.

Our achievements in 2022 were many, and I am incredibly proud of the resilience of the Enpro team as macroeconomic and geopolitical issues created many uncertainties in our operating environments. With these challenges in the background, we still delivered on our strategic and financial imperatives, while caring for one another's safety and well-being and remaining focused on the collective goals of all of our stakeholders. We maintain our three priorities of enterprise-level profitable growth, professional and personal development for our colleagues, and stewardship of the environment in the diverse communities within which we operate.

Revenue



2020	2021	2022
$800	$840	$1,099

In 2022, organic sales grew more than 14% to $1.10 billion.



Gross Profit Margin



2020	2021	2022
35.7%	39.0%	38.5%

Adjusted EBITDA Margin

670 bps



2020	2021	2022
16.7%	19.3%	23.4%

Notes:
- The charts above are based on results from continuing operations attributable to EnPro Industries, Inc.
- Adjusted EBITDA Margin is a non-GAAP measure. See Form 10-K for adjustments and reconciliations to GAAP numbers.

In 2022, organic sales grew more than 14% to $1.10 billion. Demand in many of our end markets was consistently strong, despite a difficult inflationary environment and geopolitical variables beyond our control. Our portfolio reshaping actions, along with firm demand in most of our major end markets, led to record profitability. As we look forward, we see opportunities to invest to drive long-term organic revenue growth, maintain, or expand margins, and selectively pursue acquisitions with our strong balance sheet and reliable free cash flow.

We advanced our portfolio optimization strategy with the exit of the remaining businesses in the Engineered Materials segment and recast our financial results to reflect the segment as a discontinued operation. Specifically, we completed the divestitures of GGB in November 2022 and GPT in January 2023. As a result of our portfolio reshaping strategy, a greater percentage of our revenue is from North America, including 70% of our revenue in 2022. We also increased our aftermarket or recurring revenue exposure to more than 50% of our total business.

We continued down the path of integrating NxEdge, acquired in December 2021, into our organization and, despite some cyclical variability expected in the semiconductor market in 2023, we are optimistic about our long-term growth opportunities as our strategies to drive organic revenue growth throughout the Advanced Surface Technologies segment are compelling and differentiated.

We enter 2023 with a leverage ratio of 1.8x. Our businesses are cash-generative, and total company profitability is at the highest level in our 20-year history. We continue to identify opportunities for organic growth while building our M&A pipeline with opportunities that meet our strategic and financial objectives. Finally, our current plan is to continue steady increases in our dividend over time as we pursue our balanced capital allocation strategy.



Enpro's Purpose and Way of Working

At Enpro, we Empower Technology with Purpose. We will continue building our company into one that delivers outstanding financial results by providing products and solutions that enable the safeguarding of critical environments across many growing end markets with our differentiated technologies and applied engineering capabilities. We will also continue providing platforms for our employees and other stakeholders to learn, challenge and develop. Honoring our values of Safety, Excellence, and Respect, we believe diversity of people, and of thought, advance these priorities as we maintain our commitments to the communities we serve and contribute to a sustainable future.

We made great strides in integrating Enpro's Environmental, Social & Governance priorities into the way we work. In 2022, we measured our resource usage across all primary manufacturing sites to determine baselines and implement organized processes in an effort to reduce our emissions footprint over time. We plan to show steady improvements in our resource usage over time and report back to all stakeholders on our progress. We will continue our focus on reducing waste and increasing recycling, with several facilities in our system considered "zero landfill." Our teams continue to find ways to appropriately reduce our resource utilization, while delivering innovative products and solutions to our customers.

We have always celebrated the diversity of colleagues and have a vibrant community. In 2023, we are enhancing recruitment and talent acquisition processes to drive continued success in this important area across the company. More than 40% of senior-level colleagues three levels into the organization are diverse by gender and/or ethnicity and we are well on our way to show further progress, while encouraging both physical and psychological safety across the organization.

2022 was an outstanding year for Enpro. I would like to again thank our colleagues for their hard work and all of our shareholders and other stakeholders for their support as we drive our enduring, value-creating strategy forward.

With gratitude,



Eric A. Vaillancourt
President & Chief Executive Officer

2022 Form 10-K



ENPRO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-31225

_____

ENPRO INDUSTRIES, INC.

(Exact name of registrant, as specified in its charter)

_____

North Carolina	**01-0573945**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5605 Carnegie Boulevard
Suite 500
Charlotte

North Carolina	**28209**
(Address of principal executive offices)	(Zip Code)

(704) 731-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting and nonvoting common stock of the registrant held by non-affiliates of the registrant as of June 30, 2022 was $1,692,838,234. As of February 22, 2023, there were 21,032,069 shares of common stock of the registrant outstanding, which includes 178,810 shares of common stock held by a subsidiary of the registrant and accordingly are not entitled to be voted.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 annual meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

ENPRO INDUSTRIES, INC.

PART I

ITEM 1. BUSINESS

As used in this report, the terms “we,” “us,” “our,” “EnPro” and “Company” mean EnPro Industries, Inc. and its subsidiaries (unless the context indicates another meaning). The term “common stock” means the common stock of EnPro Industries, Inc., par value $0.01 per share.

Background

We were incorporated under the laws of the State of North Carolina on January 11, 2002, as a wholly owned subsidiary of Goodrich Corporation (“Goodrich”). The incorporation was in anticipation of Goodrich’s announced distribution of its Engineered Industrial Products segment to existing Goodrich shareholders. The distribution took place on May 31, 2002.

Today, we are a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets such as semiconductor, photonics, industrial process, aerospace, food, biopharma and life sciences. EnPro is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that contribute key functionality or safeguard a variety of critical environments. Over the past several years, we have executed several strategic initiatives to create a portfolio of businesses that offers proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue in markets with favorable secular tailwinds. These initiatives, described in “Acquisitions” and “Dispositions” below, have increased our ability to provide solutions to the semiconductor, life sciences, and other technology industries. As of December 31, 2022, our continuing operations had 13 primary manufacturing and service facilities (approximately 50,000 square feet or larger) located in 6 countries, including the United States.

Our sales from continuing operations by geographic region in 2022, 2021 and 2020 were as follows:

	2022	2021	2020
		(in millions)	
United States	$ 687.4	$ 445.7	$ 477.7
Europe	139.7	132.7	117.5
Other	272.1	262.0	204.8
Total	$ 1,099.2	$ 840.4	$ 800.0

We maintain an Internet website at www.enproindustries.com. We will make this annual report, in addition to our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Our Corporate Governance Guidelines and the charters for each of our Board Committees (Audit and Risk Management, Compensation and Human Resources, Executive, and Nominating and Corporate Governance committees) are also available on our website, and copies of this information are available in print to any shareholder who requests it. Information included on or linked to our website is not incorporated by reference into this annual report.

Acquisitions

On December 17, 2021, our direct, wholly owned subsidiary, EnPro Holdings, Inc. ("EnPro Holdings"), completed the acquisition of all issued and outstanding membership interests of TCFII NxEdge LLC (“NxEdge”). NxEdge is headquartered in Boise, Idaho and operates six main facilities located in California and Idaho. NxEdge is an advanced manufacturing, cleaning, coating, and refurbishment business serving the semiconductor industry. NxEdge produces and services components used in advanced nodes (<14nm) for leading-edge semiconductor processes, offers technically advanced coatings and surface treatments along with refurbishment services and spare parts. NxEdge is included as part of our Advanced Surface Technologies segment. We paid $853.9 million, net of cash acquired, for the business.

On October 26, 2020, a subsidiary of EnPro formed for this purpose (the "Alluxa Acquisition Subsidiary") acquired all of the equity securities of Alluxa, Inc. ("Alluxa"), a privately held, California-based company. Alluxa is an industrial technology company that provides specialized optical filters and thin-film coatings for the most challenging applications in the industrial technology, life sciences, semiconductor, defense, and communications markets. Alluxa's products are developed through a

proprietary coating process using state-of-the-art advanced equipment. Alluxa is included as part of the Advanced Surface Technologies segment.

Alluxa works in collaboration with customers across major end markets to provide customized, complex precision coating solutions through its specialized technology platform and proprietary processes. Alluxa has long-standing customer relationships across its diversified customer base, serving customers across the Americas, Europe, and Asia. Founded in 2007, Alluxa has two locations in California and is headquartered in Santa Rosa, California.

The cash purchase price of Alluxa was $238.4 million, net of cash acquired. We funded the purchase with available cash and rollover equity from Alluxa executives. In connection with the completion of the transaction, we entered into a limited liability operating agreement with respect to the Alluxa Acquisition Subsidiary in connection with the rollover transaction, with three equity owners of Alluxa, who were also executives of Alluxa, receiving approximately 7% of the equity interests of the Alluxa Acquisition Subsidiary in return for their contribution of the rollover shares of Alluxa.

In September 2019, Lunar Investment LLC ("Lunar"), a subsidiary of EnPro, acquired all of the equity securities of LeanTeq Co, LTD. and its affiliate LeanTeq LLC (collectively referred to as "LeanTeq"). As part of the transaction, two of the equity owners of LeanTeq, who were executives of the acquired entity (the "LeanTeq Executives"), acquired approximately a 10% ownership share of Lunar in the form of rollover equity. Founded in 2011 and headquartered in Taoyuan City, Taiwan, LeanTeq has two locations in Taiwan and one in the United States (Silicon Valley). LeanTeq primarily provides refurbishment solutions for critical components and assemblies used in state-of-the-art semiconductor manufacturing equipment. This equipment is used to produce technologically advanced microchips for smartphones, autonomous vehicles, high-speed wireless connectivity, artificial intelligence, and other leading-edge applications. LeanTeq partners closely with original equipment manufacturers throughout the development and production lifecycle to achieve Process of Record qualifications, enabling long-term, recurring aftermarket revenue. Aftermarket refurbishment solutions have historically represented approximately 65% of LeanTeq's total sales. LeanTeq's suite of solutions includes cleaning, coating, analytical testing, inspection and verification, kit assembly, failure analysis, and other value-added solutions. LeanTeq is included as part of our Advanced Surface Technologies segment. During the fourth quarter of 2022, EnPro acquired all the shares of Lunar owned by the LeanTeq Executives and became sole owner of LeanTeq.

Dispositions

During the third quarter of 2022, we entered into an agreement to sell our GGB business and announced our intention to sell Garlock Pipeline Technologies, Inc. (GPT). These businesses, along with Compressor Products International (CPI), which was divested on December 21, 2021, comprised our entire Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be a discontinued operation. Unless otherwise indicated, amounts provided in Part I pertain to continuing operations only (see Note 2 to our Consolidated Financial Statements in this Form 10-K for information on discontinued operations and the related disposition of those operations).

The sale of GGB closed on November 4, 2022 to The Timken Company for total proceeds of $305 million, subject to closing date purchase price adjustments. The pre-tax gain on the disposition of GGB recognized in the fourth quarter of 2022 was $189.1 million.

The sale of GGB included a subsidiary of our Sealing Technologies segment which is not part of the discontinued operations described above. The results of operations of this subsidiary are included in continuing operations for all periods being reported. As a result of this sale, we recorded a $0.4 million loss in the fourth quarter of 2022 in other expense in our consolidated statement of operations.

During January 2023 we completed the sale of our GPT business for approximately $31 million resulting in a pretax gain of approximately $14 million to be recorded in the first quarter of 2023. Net cash proceeds after selling expenses was approximately $28 million.

On October 12, 2021, we entered into an Equity and Asset Purchase Agreement (the "Purchase Agreement") providing for the sale of specified equity interests and assets of our Compressor Products International business ("CPI Business"), which had been included in our Engineered Materials segment. The sale closed on December 21, 2021 and we recorded a pretax gain of $117.6 million in the fourth quarter of 2021 as a result of this transaction.

In September 2, 2021, we sold certain assets and liabilities of our polymer components business unit, which was principally located in Houston, Texas and had been included in our Sealing Technologies segment. As a result of the sale, we recorded a pre-tax gain of $19.5 million in other income (expense) on our Consolidated Statements of Operations.

On December 31, 2020, we sold the shares of Technetics Group UK Limited ("Technetics Group UK"), a manufacturer of elastomeric components primarily for use in the aerospace industry, which had been included in our Sealing Technologies segment, for a nominal cash purchase price. As part of the agreement with the buyer, we delivered to the buyer £148,000 of cash to fund value added tax ("VAT") payments due for VAT liabilities already incurred and £50,000 for working capital. We incurred a loss upon the sale of approximately £976,000 ($1.3 million).

On November 20, 2020, we completed the sale of the Air Springs portion of our heavy-duty trucking business for $23.1 million in cash, net of an estimated working capital adjustment and fees, and a long-term promissory note with a fair-value of $6.4 million (face value of $7.5 million). As part of the agreement with the buyer, we retained the U.S. accounts receivable for the business, which created a large working capital adjustment at closing. The amount of retained accounts receivable in the U.S. was approximately $8.6 million, of which approximately $2.0 million was outstanding at December 31, 2020. We recorded a $0.1 million non-cash loss on sale of this business, which had been included in our Sealing Technologies segment, in the fourth quarter of 2020. Upon the resolution of all remaining open items, we recorded an additional loss of $2.1 million in the first quarter of 2021.

In August of 2020, subsequent to announcing the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands in the second quarter of 2020, we identified a buyer and entered into a definitive agreement to sell the assets related to the businesses. On September 2, 2020, we completed the sale for $8.9 million, net of transaction fees. This transaction resulted in a $3.1 million loss on sale of the business in other non-operating expense on our consolidated statements of operations, composed of a $3.0 million non-cash loss on the sales of assets and a $0.1 million loss on other expenses. Prior to finding a buyer of the brands, we determined the assets were impaired and recorded restructuring and impairment charges of $7.4 million in other operating expenses on our consolidated statements of operations. Total losses on the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands, which had been included in our Sealing Technologies segment, recorded in 2020 were $10.5 million.

In the second quarter of 2020, we entered into an agreement to sell the Lunar® air disc brake business located in both the U.S. and in Shanghai, China. The sale of the U.S. assets of the business closed in the third quarter of 2020 for $0.3 million, resulting in a gain of $0.2 million recorded in non-operating income on our consolidated statement of operations. The sale of the Lunar® manufacturing facility located in Shanghai, China closed in the fourth quarter of 2020 for $0.9 million, resulting in no gain or loss. Prior to closing on the sale of the business, we determined the assets to be impaired and recorded a $2.1 million impairment charge, of which $1.6 million was related to impairment of long-lived assets and $0.5 million related to the impairment of inventory. The impairment of long-lived assets was recorded in other operating expense and the impairment of inventory was recorded in cost of sales on our consolidated statement of operations. Total net loss related to the exit of the Lunar® air disc brake business, which had been included in our Sealing Technologies segment, was $1.9 million.

On December 12, 2019, certain of our subsidiaries entered into a Membership Interest Purchase Agreement with Arcline FM Holdings, LLC ("Arcline FM Holdings"), an affiliate of Arcline Investment Management, LP, pursuant to which we sold all of the outstanding equity interests in our indirect subsidiary, Fairbanks Morse, LLC ("Fairbanks Morse"), to Arcline FM Holdings and caused one of our subsidiaries to sell certain related Canadian assets to an affiliate of Arcline FM Holdings, for an aggregate sales price of $450 million. This divestiture transaction was completed on January 21, 2020. Fairbanks Morse manufactured heavy-duty, medium-speed reciprocating engines used primarily in marine and power generation applications and comprised our entire Power Systems segment. In light of the entry into the definitive agreement in December 2019 to divest Fairbanks Morse, we classified the Power Systems segment as a discontinued operation for the fourth quarter and full year 2019, and all prior quarterly and annual financial results of EnPro have been recast to reflect the Power Systems segment as a discontinued operation. We recorded a pretax gain of $274.3 million in the first quarter of 2020 as a result of this transaction.

Operations

We manage our business as two segments: a Sealing Technologies segment and an Advanced Surface Technologies segment. Our reportable segments are managed separately based on differences in their respective products and solutions and end-customers. For financial information with respect to our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations," and Note 19 to our Consolidated Financial Statements. Item 7 contains information about sales and profits for each segment, and Note 19 contains information about each segment's sales by major end market, capital expenditures, depreciation and amortization, and assets.

Sales by market for the year ended December 31, 2022 were as follows:

	Year Ended December 31, 2022	
	(in millions)	
	Total	% of Total
Aerospace	$ 47.3	4%
Chemical and material processing	77.6	7%
Food and pharmaceutical	70.8	7%
General industrial	190.7	17%
Medium-duty/heavy-duty truck	191.2	17%
Oil and gas	26.6	3%
Power generation	43.2	4%
Semiconductors	437.0	40%
Other	14.8	1%
Total third-party sales	$ 1,099.2	100%

Sealing Technologies Segment

Overview. Our Sealing Technologies segment includes three operating divisions, Garlock, Technetics and Stemco, that design and manufacture value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets, dynamic seals, compression packing, resilient metal seals, elastomeric seals, custom-engineered mechanical seals for applications in the aerospace industry and other markets, hydraulic components, expansion joints, sanitary gaskets, hoses and fittings for the hygienic process industries, fluid transfer products for the pharmaceutical and biopharmaceutical industries, and heavy-duty commercial vehicle parts used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways. These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, heavy-duty trucking, aerospace, medical, filtration and semiconductor fabrication. In all of these industries, performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers processes. Many of our products and solutions are used in highly demanding applications and often in incredibly harsh environments, e.g., where extreme temperatures, extreme pressures, corrosive environments, strict tolerances, and/or worn equipment create challenges for product performance. Sealing Technologies offers customers widely recognized applied engineering, innovation, process know how and enduring reliability, driving a lasting aftermarket for many of our solutions. Aftermarket or recurring revenue approximates two-thirds of our Sealing Technologies segment.

Garlock consists of two companies: Garlock Sealing Technologies and Garlock Hygienic Technologies, which includes Rubber Fab and The Aseptic Group. Together, they design, manufacture and sell fluid process solutions, including: single-use hygienic seals, tubing, components and assemblies; metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; hydraulic components; expansion joints; and wall penetration products.

Gasket products are used for sealing flange joints in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products. Our products are also used in sanitary markets such as food and beverage and pharmaceuticals where product integrity and safety are extremely important. We sell these gasket products under a number of brand names, including Garlock®, Gylon®, Blue-Gard®, LubriKup®, ONE-UP®, Bio-Pro®, Tuf-Steel®, Detectomer®, and LINK-SEAL®. These products have a long-standing reputation for performance and reliability within the industries we serve.

Dynamic elastomeric seals are used in rotating applications to contain the lubricants that protect the bearings from excessive friction and heat generation. Because these sealing products are utilized in dynamic applications, they are subject to wear. Durability, performance, and reliability are, therefore, critical requirements of our customers. These rotary seals are used in demanding applications in the steel, machine building, and mining and pulp and paper processing industries under the well-known brand names Klozure® and PS Seal.

4

Compression packing is used to provide sealing in pressurized, static and dynamic applications such as pumps and valves. Major markets for compression packing products are the pulp and paper, mining, petrochemical and hydrocarbon processing industries. Branded products for these markets include 9000 EVSP®, Quickset®, and Graph-lock®.

Technetics designs, manufactures and sells high performance metal seals, mechanical seals, and elastomeric seals. These products are used in extreme applications for a variety of industries, including semiconductor, aerospace, power generation, oil and gas, life sciences and other markets. Brands include HELICOFLEX®, TEXEAL®, FELTMETAL™, CEFILAC GPA®, Qualiseal®, CEFIL'AIR®, and ORIGRAF®.

Stemco designs, manufactures and sells commercial vehicle components and systems including: preadjusted hub systems; seals; hubcaps; mileage tracking products; bearings; locking fasteners; suspension components, such as steering knuckle king-pins and bushings, spring pins and bushings and other polymer bushing components. Its products primarily serve the medium and heavy-duty commercial vehicle market. Product brands include STEMCO®, STEMCO Kaiser®, Trifecta™, Discover®, QWICKTIE®, GritGuard®, Guardian HP®, Voyager®, Discover®, Pro-Torq®, Zip-Torq®, Sentinel®, Defender™, DataTrac®, and QwikKit®.

Customers. Our Sealing Technologies segment sells products and solutions to industrial agents and distributors, original equipment manufacturers ("OEMs"), engineering and construction firms and end users worldwide. Solutions are offered to a broad range of global customers, with approximately 45% of sales delivered to customers outside the United States in 2022. Representative customers include Sanofi, Motion Industries, Applied Industrial Technologies, Electricite de France, AREVA S.A., Bayer AG, BASF SE, Chevron Corporation, General Electric Company, Georgia-Pacific Corporation, Eastman Chemical Company, Exxon Mobil Corporation, Minara Resources, Queensland Alumina, AK Steel Corporation, Volvo Corporation, Wabash Trailer, Great Dane Trailer, Mack Volvo Corporation, Daimler Corporation, PACCAR, Carlisle Interconnect Technologies, Schlumberger, and Flextronics.

Competition. Differentiation in the markets we serve is based on proven product performance and reliability, as well as price, customer service, application expertise, technical support, delivery terms, breadth of product offering, reputation for quality, and the availability of product. Our leading brand names, including Garlock®, Technetics®, and STEMCO®, have been built upon long-standing reputations for reliability and durability. In addition, the breadth, performance and quality of our product offerings allow us to achieve premium pricing and have made us a preferred supplier among our agents and distributors. We believe that our record of product performance in the major markets in which this segment operates is a significant competitive advantage for us. Major competitors include A.W. Chesterton Company, Klinger Group, Teadit, Lamons, SIEM/Flexitallic, SKF USA Inc., Consolidated Metco, Firestone, Saint-Gobain, Eaton Corporation, Parker Hannifin Corporation, and Miropro Co. Ltd.

Raw Materials and Components. Our Sealing Technologies segment uses PTFE resins, aramid fibers, specialty elastomers, elastomeric compounds, graphite and carbon, common and exotic metals, cold-rolled steel, leather, aluminum die castings, nitrile rubber, powdered metal components, and various fibers and resins. We believe that these raw materials and components are generally available from various suppliers, though sources for certain raw materials and components are limited.

Advanced Surface Technologies Segment

Overview. Our Advanced Surface Technologies segment includes four operating businesses, NxEdge, Technetics Semi, LeanTeq, and Alluxa that apply proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for the most challenging applications in high growth markets. The segment's products and solutions are used in highly demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. The segment's solutions include cleaning, coating, testing, refurbishment and verification for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment. It designs, manufactures and sells specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets and complex front-end wafer processing sub-systems, new and refurbished electrostatic chuck pedestals, and edge-welded metal bellows for the semiconductor equipment industry and for critical applications in the space, aerospace and defense markets. In many instances, AST capabilities drive solutions that enable the maintenance of our customers' processes through an entire life cycle.

NxEdge is an advanced manufacturing, special processing (cleaning, coating, surface treatments), and refurbishment solutions provider. NxEdge serves customers across the semiconductor supply chain, including top-tier global integrated device manufacturers ("IDMs") and original equipment manufacturers ("OEMs"). NxEdge's unique set of vertically integrated capabilities with proprietary processes has resulted in a broad range of qualifications at top customers.

Technetics Semi designs and manufactures complex front-end wafer processing sub-systems, new and refurbished electrostatic chuck pedestals, thin film coatings, and edge-welded metal bellows for the semiconductor equipment industry. These capabilities are also leveraged for high reliability in critical applications for space, aerospace and defense markets.

LeanTeq provides cleaning, coating, testing, refurbishment and verification solutions for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment. LeanTeq offers highly differentiated, proprietary, technology-enabled processes market-leading process tool expertise, and broad materials proficiency. These capabilities extend the life cycles of parts and shorten the time for cleaning of chamber components.

Alluxa manufactures specialized optical filters and thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets. Its products are developed through a proprietary coating process using state-of-the-art, advanced equipment. Alluxa partners with customers across major end markets to provide customized, complex precision coating solutions through Alluxa's specialized technology platform and proprietary processes.

Customers. Our Advanced Surface Technologies segment sells products and solutions to OEMs, IDMs, industrial agents and distributors, and end users worldwide. Advanced Surface Technologies products and solutions are offered to global customers, with approximately 27% of sales delivered to customers outside the United States in 2022. Representative customers include leading global manufacturers of semiconductor manufacturing equipment, such as Applied Materials and ASML, as well as manufacturers of equipment used in the life sciences and industrial technology industries and government defense contractors. Due to consolidation in the semiconductor manufacturing equipment industry, a small number of companies control a significant majority of the global production of semiconductor manufacturing equipment. As a result, the segment is dependent on certain key relationships with customers in that industry and the loss of one or more of those key customers or other adverse changes in the segment's relationships with those customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition. Competition in the markets we serve is based on technology differentiation, process know-how, proven performance and reliability, as well as price, customer service, application expertise, technical support, delivery terms, breadth of offerings, reputation for quality, global footprint and the availability of products and solutions. Our leading brand names, including Alluxa™, LeanTeq™, NxEdge® and Belfab®, have been built upon long-standing reputations for high performance, reliability and repeatability. In addition, the breadth, performance and quality of our offerings have made us a preferred supplier among our end users, OEMs, agents and distributors. We believe that our significant competitive advantages include our technological knowledge, proprietary processes, manufacturing and analytical capabilities and record of performance, which enable us to satisfy the substantial upfront qualification processes required by many of our customers. The competitive landscape in the United States for advanced manufacturing, coating and refurbishment for the semiconductor supply chain includes several providers other than NxEdge, with no provider having a dominant market position. NxEdge has a broad offering of special processes and we believe a higher level of vertical integration than most of its competitors. In the semiconductor cleaning space, our competitors include a limited number of other providers of cleaning solutions, primarily in Taiwan, Japan, South Korea and the United States, with no provider having a dominant global market position. The optical coatings market is highly fragmented, with numerous small competitors to Alluxa. Competitors of Technetics Semi include Mirapro, FMI/NGK, KSM and Senior Flexonics.

Raw Materials and Components. Our Advanced Surface Technologies segment uses ultra-high purity chemicals, fluoropolymers, elastomeric compounds, technical ceramics, rare earth materials, specialty substrates, common and exotic metals. We believe that these raw materials and components are generally available from various suppliers, with occasional, isolated and short-term constraints.

Research and Development

The goal of our research and development effort is to strengthen our product portfolios for traditional markets while simultaneously creating distinctive and breakthrough products and solutions. We utilize a process to move innovations from concept to commercialization, and to identify, analyze, develop and implement new product concepts and opportunities aimed at business growth.

We employ scientists, engineers and technicians throughout our operations to develop, design and test new and improved products and service solutions. We work closely with our customers to identify issues and develop technical solutions. The majority of our research and development spending typically is directed toward the development of new sealing solutions for the most demanding environments, the development of technology to support the cleaning and refurbishment of process critical semiconductor manufacturing equipment components, and advancing our technological and process know-how to develop opportunities in new and/or adjacent markets.

Backlog

At December 31, 2022, we had a backlog of orders of continuing operations valued at $310.7 million, of which $123.9 million related to Sealing Technologies and $186.8 million related to Advanced Surface Technologies compared with $274.7 million at December 31, 2021, of which $102.8 million related to Sealing Technologies and $171.9 million related to Advanced Surface Technologies. Approximately 7% of the December 31, 2022 backlog is expected to be filled beyond 2023. Backlog represents orders on hand we believe to be firm. However, there is no certainty the backlog orders will result in actual sales at the times or in the amounts ordered.

Quality Assurance

We believe the quality of our products and solutions is among the most important factors in developing and maintaining strong, long-term relationships with our customers. In order to meet the exacting requirements of our customers, we maintain stringent standards of quality control. We routinely employ in-process inspection by using testing equipment as a process aid during all stages of development, design and production to ensure product quality and reliability. These include state-of-the-art CAD/CAM equipment, statistical process control systems, laser tracking devices, failure mode and effect analysis, and coordinate measuring machines. We are able to extract numerical quality control data as a statistical measurement of the quality of the parts being manufactured from our Computer Numerical Control ("CNC") machinery. In addition, we perform quality control tests on parts that we outsource. As a result of our practices, we are able to significantly improve the quality of the services we provide and the parts we manufacture, avoid and reduce defects, and improve efficiency and reliability.

As of December 31, 2022, 31 of our manufacturing and service facilities were ISO 9000 certified. Three of our facilities are ISO 14001 certified.

Patents, Trademarks and Other Intellectual Property

We maintain a number of patents and trademarks issued by the U.S. and other countries relating to the name and design of our products and have granted licenses to some of these patents and trademarks. We routinely evaluate the need to protect new and existing products through the patent and trademark systems in the U.S. and other countries. We also have unpatented proprietary information, consisting of know-how and trade secrets relating to the design, manufacture and operation of our products and their use, and to certain services we perform. Except for proprietary formulations and know-how in our Advanced Surface Technologies segment, we do not consider our business as a whole to be materially dependent on any particular patent, patent right, trademark, trade secret or license granted or group of related patents, patent rights, trademarks, trade secrets or licenses granted.

In general, we are the owner of the rights to the products that we manufacture and sell. However, we also license certain intellectual property from various entities. These licenses are subject to renewal and it is possible we may not successfully renegotiate these licenses or they could be terminated in the event of a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Human Capital

As of December 31, 2022, we had approximately 3,500 employees, of which approximately 68% are in North America, 12% in Europe, and 20% in Asia Pacific.

We strive to create an environment where all employees can flourish and develop, and view human development as a basic right, and a core foundation to achieving excellence. At Enpro, development of our colleagues leads to excellence, and creates an environment that drives strong financial performance. Safety, excellence and respect are our enduring core values and are the standard by which we measure all of our actions, including how we treat our colleagues.

In 2023, we are introducing a new performance management and development process, placing emphasis on both manager engagement and employee ownership. We regularly conduct employee engagement and satisfaction surveys, including one completed in early 2023. Results from these surveys and engagement activities drive advances in senior management focus to continuously improve our culture and way of working.

Focus on Safety and Wellbeing of our Employees. Our core value of safety, includes physical safety on our factory floors, and also the wellness and psychological safety of all colleagues. We have worked for many years to develop a world-class safety program and culture, where the intention is that each employee goes home each day as healthy as they arrived. Our commitment to safety has resulted in our being the only public company to have been recognized on three separate occasions by EHS Today as "America's Safest Company". Each year, we enhance our safety culture and programs. In 2023, we are implementing new safety onboarding programs so that our newest colleagues can thoroughly understand our safety culture and expectations, which is often unique from any place they have worked before.

Competitive Pay, Benefits and Equity: We provide comprehensive compensation and benefits programs that are designed to attract and retain colleagues – our most valuable resource. Our compensation programs include a focus on building long-term value and alignment with our stakeholders, including a significant portion of compensation at appropriate levels designed to foster a culture of ownership and alignment with our shareholders. We have improved these our benefit programs each year to meet the changing needs of our employees and their families. In the United States, this includes a company-wide minimum wage of $15 per hour, a 401k plan with above-market company match, an award-winning health and wellbeing program, flexible vacation and time off policies, enhanced employee assistance programs, paid family leave, and comprehensive healthcare benefits, as well as company-paid long-term disability, critical illness, and accident coverage.

We continue to focus on the mental wellbeing of our colleagues through company-wide resource groups that focus on mental health and inclusion, as well as through our employee assistance programs.

Focus on Diversity and Respect.   A diverse workforce, as well as a commitment to diverse thinking, is critical to our long-term growth and success. We continue to utilize inclusive practices within our talent acquisition practices, including diverse candidate slates and diverse interview panels. We have implemented tools and structures to reduce bias during the interview and selection process, including unconscious bias training. We provided Diversity Without Division to our first line supervisors in 2022 with planned roll-out to all supervisors and managers in 2023. Our gender and ethnic/racial diversity including senior management and through two levels down is 46% diverse, a testament to our focus on creating a diverse and inclusive environment, and one with opportunity for growth and development.

The positive impact of our care, compassion and flexible programs is demonstrated by our employee retention rates. In a market with volatile turnover, our retention rates are at or above market level, in part due to our culture and progressive approach.

Focus on the Communities and our New Employee Assistance Fund.   In 2020, we launched the Enpro Foundation to support charitable organizations in the communities where our colleagues live and work. Enpro contributed $1.5 million to the Enpro Foundation since formation in 2020 and our Foundation has made $356,000 in donations, with a special focus on charitable organizations where our colleagues are directly involved. Through our Foundation, we have created and funded an employee assistance fund, administered by a third-party specializing in this area, where we can confidentially assist employees undergoing tragedy in a way that is objective and respectful.

ITEM 1A.   RISK FACTORS

In addition to the risks stated elsewhere in this annual report, set forth below are certain risk factors that we believe are material. If any of these risks occur, our business, financial condition, results of operations, cash flows and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "will," "could," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue," the negative of those terms or other comparable terms. Those forward-looking statements are only predictions and can be adversely affected if any of these risks occur.

Risks Related to Our Business

Our business and some of the markets we serve are cyclical and distressed market conditions could have a material adverse effect on our business.

The markets in which we sell our products and solutions, particularly wafer fab equipment for semiconductor manufacturing, chemical companies, petroleum refineries, heavy-duty trucking, and capital equipment are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales and results of operations. The wafer fab equipment for semiconductor manufacturing market, has historically been characterized by rapid changes in demand due to changes in electronics demand, economic conditions (both general and in the semiconductor and electronics industries), industry supply and demand, prices for semiconductors, and the ability of fabricators to manufacture increasingly complex and costly semiconductor devices. A prolonged and severe downward cycle in our markets, particularly in our semiconductor markets, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face intense competition that could have a material adverse effect on our business.

We encounter intense competition in almost all areas of our businesses. Customers for many of our products and solutions are attempting to reduce the number of vendors from which they purchase. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We also need to develop new products and solutions to continue to meet the needs and desires of our customers. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Certain of our products and solutions may also experience transformation from unique branded products to undifferentiated price sensitive products and solutions. This commoditization may be accelerated by low-cost foreign competition. Changes in the replacement cycle of certain of our products and solutions, including because of improved product and service quality or improved maintenance, may affect aftermarket demand for such products and solutions. Initiatives designed to distinguish our products and solutions through superior service, continuous improvement, innovation, customer relationships, technology, new product acquisitions, bundling with key services, long-term contracts or market focus may not be effective. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.

The reliance of our Advanced Surface Technologies segment on a small number of significant customers may adversely affect our financial results

A majority of the revenues of our Advanced Surface Technologies segment are derived from manufacturing, cleaning, coating and refurbishing components used in advanced node semiconductor manufacturing equipment. Due to consolidation in the semiconductor manufacturing equipment industry, a small number of companies control a significant majority of the global production of semiconductor manufacturing equipment. As a result, the segment is dependent on certain key relationships with customers in that industry, including a customer that accounted for approximately 27% of our 2022 consolidated net sales, and the loss of the segment's relationship with that customer or other key customers or other adverse changes in the segment's relationships with those customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Consolidation among our customers, or a decision by any one or more of our customers to no longer outsource the type of solutions provided by our Advanced Surface Technologies segment, may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on an even smaller number of customers.

If we fail to retain the agents and distributors upon whom we rely to market our products, we may be unable to effectively market our products and our revenue and profitability may decline.

The marketing success of many of our businesses in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased costs for raw materials, the termination of existing supply arrangements or other disruptions of our supply chain has had, and could continue in the future to have a material adverse effect on our business.

The prices for most of the raw materials we purchase increased in 2022. In addition to organic changes in the prices of raw materials, the prices of some of our raw materials may increase due to supply chain limitations or the imposition (or announcement of the intended imposition) of new or increased tariffs or changes in trade laws. While we have been successful in passing along some of these higher costs, there can be no assurance we will be able to continue doing so without losing customers. Similarly, the loss of a key supplier, the unavailability of a key raw material, or other disruptions of our supply chain could adversely affect our business, financial condition, results of operations and cash flows. In addition, we have limited sources for certain key raw materials and other supplies.

If we are unable to protect our intellectual property rights and knowledge relating to our products and services, our business and prospects may be negatively impacted.

We believe that proprietary products, processes, and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Questions as to whether our competitors' products or services infringe our intellectual property rights or whether our products and services infringe our competitors' intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and enforce our intellectual property rights.

Failure to maintain or renew licenses to certain intellectual property rights could adversely affect our business, financial condition, results of operations and cash flows.

In general, we are the owner of the rights to the products and services that we manufacture and provide. However, we also license certain intellectual property from various entities. These licenses are subject to renewal and it is possible we may not successfully renegotiate these licenses or they could be terminated in the event of a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Our products and solutions are often used in critical applications, which could expose us to potentially significant product liability, warranty and other claims and recalls. Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial condition.

Our products and solutions are often used in critical applications in demanding environments, including in the nuclear, oil and gas, automotive, aerospace and pharmaceutical industries. Accordingly, product and service failures can have significant consequences and could result in significant product liability, warranty and other claims against us, regardless of whether our products and services caused the incident that is the subject of the claim, and we may have obligations to participate in the recall of products in which our products are components, if any of the components or services we supply prove to be defective. We endeavor to identify and obtain in established markets insurance agreements to cover certain significant risks and liabilities, though insurance against some of the risks inherent in our operations (such as insurance covering down-stream customer product recalls) is either unavailable or available only at rates or on terms that we consider excessive. Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against uninsured risks from our customers, including limitations on liability and indemnification. In some cases, we are unable to obtain such contractual protections, and when we do, such contractual protection may not be as broad as we desire, may not be supported by adequate insurance maintained by the customer, or may not be fully enforceable in the jurisdictions in which our customers are located. Such insurance or contractual protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim or product recall for which we are not insured or for which we are underinsured could have a material adverse effect on us. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our results of operations.

Our business may be adversely affected by information technology disruptions.

Our business may be impacted by information technology disruptions, including information technology attacks. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data or corporate funds, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data (our own or that of third parties). We have experienced cybersecurity attacks and, while we believe that we have adopted appropriate measures and procedures to mitigate potential risks to our systems from information technology-related disruptions, it is possible that a cybersecurity attack could be successful in breaching the measures and procedures designed to protect our systems. In such an event, we could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, misappropriation of corporate funds, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A failure to develop new or improved products and solutions may result in a significant competitive disadvantage.

In order to maintain our market positions and margins, we need to continually develop and introduce high-quality, technologically advanced and cost-effective products and solutions on a timely basis, in many cases in multiple jurisdictions around the world. The failure to do so could result in a significant competitive disadvantage that could materially adversely affect our results of operations.

The loss of key personnel and an inability to attract and retain qualified employees could have a material adverse effect on our operations.

We are dependent on the continued services of our leadership team. The loss of these personnel without adequate replacement could have a material adverse effect on our operations. Additionally, we need qualified managers and skilled employees with technical and industry experience in many locations in order to operate our business successfully. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we were unable to attract and retain sufficient numbers of qualified individuals or our costs to do so were to increase significantly, our operations and results of operations could be materially adversely affected.

Our business with the U.S. government is subject to government contracting risks.

Our business with government agencies, including sales to prime contractors that supply these agencies, is subject to government contracting risks. U.S. government contracts are subject to termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. In addition, if we or one of our divisions were charged with wrongdoing with respect to a U.S. government contract, the U.S. government could suspend us from bidding on or receiving awards of new government contracts pending the completion of legal proceedings, and if we are found liable, we could subject us to fines, penalties, repayments and treble and other damages, and/or debarment from bidding on or receiving new awards of U.S. government contracts.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations and corporate sustainability efforts by suppliers may restrict the availability of raw materials critical to certain of our products.

There is growing concern that a gradual increase in global average temperatures as a result of increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Many of our manufacturing facilities use significant amounts of electricity generated by burning fossil fuels, which releases carbon dioxide. Such climate change may impair our production capabilities, disrupt our supply chain or impact demand for our products. Growing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations. If we fail to achieve or improperly report on our progress toward achieving our goals and commitments to reduce our carbon footprint or in environmental and sustainability programs and initiatives, the results could have an adverse impact on our business, financial position, results of operations or cash flows.

Corporate sustainability initiatives by suppliers could restrict the availability of raw materials critical to the manufacture of certain of our products. Recently, two major global suppliers of PTFE resins announced their intention, as part of their corporate sustainability initiatives, to discontinue the production of PTFE resins that are manufactured with the use of fluorosurfactants. PTFE resins are a critical raw material in the manufacture of certain of the products of our Sealing Technologies segment. While these actions are not expected to directly impact our ability to manufacture many of those products, as PTFE resins are currently available from other sources, similar actions by other existing suppliers could limit or restrict our ability to manufacture those products. In that event, if we were unable to develop products using substitute materials that provide the same reliability and performance as our current products manufactured with PTFE resins, our results of operations could be adversely affected.

Our business could be materially adversely affected by numerous other risks, including rising healthcare costs, changes in environmental laws and other unforeseen business interruptions.

Our business may be negatively impacted by numerous other risks. For example, medical and other healthcare costs may continue to grow faster than general inflation or employees may receive more or higher cost services in future periods.

Initiatives to address these costs, such as consumer driven health plan packages, may not successfully reduce these expenses to the extent expected or required. Failure to offer competitive employee benefits may result in our inability to recruit or maintain key employees. Other risks to our business include potential changes in environmental rules or regulations, which could negatively impact our manufacturing processes, or changes to the magnitude of costs at existing environmental sites. Use of certain chemicals and other substances could become restricted or such changes may otherwise require us to incur additional costs which could reduce our profitability and impair our ability to offer competitively priced products. Additional risks to our business include global or local events which could significantly disrupt our operations. Certain of our facilities are located in areas at risk for hurricanes, earthquakes, wildfires and/or flooding. Such natural disasters, as well as terrorist attacks, political insurgencies, pandemics and electrical grid disruptions and outages are some of the unforeseen risks that could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to the COVID 19 pandemic

The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business and results of operations

The COVID-19 pandemic has adversely affected our business and consolidated financial results in the past and could have an adverse impact on our business and consolidated financial results during 2023, and we are unable to determine the extent, duration, or nature of its continuing impact at this time. The intensity, duration and governmental responses to the pandemic, as well as the pace of vaccination efforts and the emergence of new variants of the virus that cause COVID-19, are all highly uncertain and could contribute to the ultimate impact on our business which is conducted globally. Our customers are principally global manufacturers and the impact of the COVID-19 pandemic on general economic conditions, and more deleterious effects in certain regions or on certain markets have had and may continue to have negative implications on demand for their goods and consequently on their demand for our products and services. Due to the scope of our operations, and our sale to customers around the world, the impact of the COVID-19 pandemic on our operations and the demand for our products and solutions may not coincide with impacts experienced in the United States in the event that the impacts in the United States continue to improve over time due to increased vaccinations or improved medical treatments. Accordingly, to the extent that the impact of the COVID-19 pandemic in the United States may improve over time, we may continue to be adversely affected by COVID-19 impacts in other areas of the world.

Risks Related to Our M&A Activities

We have made and expect to continue to make acquisitions, which could involve certain risks and uncertainties.

We expect to continue to make acquisitions in the future. Acquisitions involve numerous inherent challenges, such as properly evaluating acquisition opportunities, properly evaluating risks and other diligence matters, ensuring adequate capital availability and balancing other resource constraints. There are risks and uncertainties related to acquisitions, including: difficulties integrating acquired technology, operations, personnel and financial and other systems; unrealized sales expectations from the acquired business; unrealized synergies and cost savings; unknown or underestimated liabilities; diversion of management attention from running our existing businesses; and potential loss of key management employees or customers of the acquired business. In addition, internal controls over financial reporting of acquired companies may not be up to required U.S. public company standards. Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Risks Related to Our Prior Ownership of Disposed Businesses

We have exposure to some contingent liabilities relating to previously owned businesses, which could have a material adverse effect on our financial condition, results of operations, and cash flows in any fiscal period.

We have contingent liabilities related to discontinued operations and previously owned businesses of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances we have indemnified others against those liabilities, and in other instances we have received indemnities from third parties against those liabilities. For example, in 2014 when our then Fairbanks Morse division and a consortium partner entered into a multi-year arrangement with Electricite de France ("EDF") to supply opposed-piston, diesel engine generator set to EDF for emergency backup power at 20 of EDF's nuclear power plants in France, EnPro Industries, Inc. guaranteed the performance of Fairbanks Morse's obligations under agreements with our consortium partner, which guarantee continues to be in place following our sale of Fairbanks Morse, though both Fairbanks Morse and the purchaser of Fairbanks Morse have agreed to indemnify us for any payments we are required to make pursuant to such guarantee.

Claims could arise relating to products, facilities, employees or former employees, or other matters related to our discontinued operations. Some of these claims could seek substantial monetary payments. For example, EnPro has entered into an Administrative Settlement Agreement and Order on Consent for Interim Removal Action with the Environmental Protection Agency for the assessment and potential remediation of eight surface uranium mines in Arizona on the basis that our EnPro Holdings subsidiary, through which we hold most of our operating subsidiaries, was a potentially responsible party under federal environmental laws as the successor to a former operator in the 1950s of those mines. Further, we could potentially be liable with respect to firearms manufactured prior to March 1990 by Colt Firearms, a former operation of a corporate predecessor of EnPro Holdings, and electrical transformers manufactured prior to May 1994 by Central Moloney, another former operation of that corporate predecessor.

We have established reserves related to some of these liabilities based upon our best estimates in accordance with generally accepted accounting principles in the United States. However, if our insurance coverage is depleted or our reserves are not adequate, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our International Operations

We conduct a significant amount of our sales and service activities outside of the U.S., which subjects us to additional business risks, including foreign exchange risks, that may cause our profitability to decline.

Because we sell our products and provide services in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2022, we derived approximately 37% of our net sales from sales of our products and solutions outside of the U.S. Outside the U.S., we operate 12 primary manufacturing and service facilities (approximately 50,000 square feet or larger) located in 5 countries. Our sales and operating activities outside of the U.S. are, and will continue to be, subject to a number of risks, including:

- unfavorable fluctuations in foreign currency exchange rates, including long-term contracts denominated in foreign currencies;

- adverse changes in foreign tax, legal and regulatory requirements;

- political and economic instability, including instabilities associated with the armed conflict in Ukraine and any conflict or threat of conflict that may affect Taiwan;

- difficulty in protecting intellectual property;

- government embargoes, tariffs and trade protection measures, such as "anti-dumping" duties applicable to classes of products, and import or export licensing requirements, as well as the imposition of trade sanctions against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, could significantly increase our cost of products or otherwise reduce our sales and harm our business;

- cultural norms and expectations that may sometimes be inconsistent with our Code of Conduct and our requirements about the manner in which our employees, agents and distributors conduct business;

- differing labor regulations; and

- acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, tapered roller bearings manufactured at our facilities in China that are imported into the United States before re-sale to customers are currently subject to "anti-dumping" duties imposed by the U.S. Department of Commerce based on its periodic review and analysis of our manufacturing and selling activities or the manufacturing and selling activities of larger Chinese suppliers of these products. Such duties, if imposed at higher levels, could materially adversely affect the commercial competitiveness of these products, which could adversely affect the business and results of operations of our Sealing Technologies segment.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, we are subject to the Foreign Corrupt Practices Act (the "FCPA"), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. In addition, we are subject to and must comply with all applicable export controls and economic sanctions laws and embargoes imposed by the United States and other various governments. Changes in export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs and increase compliance costs, and violations of these laws or regulations may subject us to fines, penalties and other sanctions, such as loss of authorizations needed to conduct aspects of our international business or debarments from export privileges. Violations of the FCPA or export controls or sanctions laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition, results of operations, and cash flows.

We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with reputable and qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions.

Failure to properly manage these risks could adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Capital Structure

Our debt agreement and the indenture governing our senior notes impose limitations on our operations, which could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

The agreement governing our senior secured revolving credit facility and the indenture governing our senior notes impose limitations on our operations, such as limitations on certain restricted payments, investments, incurrence or repayment of indebtedness, and maintenance of a consolidated net leverage ratio and an interest coverage financial ratio. In addition, the indenture governing our senior notes contains limitations on certain restricted payments, investments and incurrence or repayment of indebtedness. These limitations could impede our ability to respond to market conditions, address unanticipated capital investment needs and/or pursue business opportunities.

We may not have sufficient cash to fund a required repurchase of our senior notes upon a change of control.

Upon a change of control, as defined under the indenture governing our senior notes and includes events that may be beyond our control, the holders of our senior notes have the right to require us to offer to purchase all of our senior notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance our senior notes. We cannot assure you that we would be able to refinance our senior notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing our senior notes. Such an event of default may cause the acceleration of our other debt.

We may incur increased interest expense as a result of our variable rate debt.

Borrowings under our Revolving Credit Facility and our Term Loan Facilities incur interest which is variable based on fluctuations in the referenced SOFR ("Secured Overnight Financing Rate"). Increases in the referenced SOFR will increase the Company's borrowing costs and negatively impact financial results and cash flows.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile.

A relatively small number of shares are normally traded in any one day and higher volumes could have a significant effect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could significantly affect quarterly operating results include, but are not limited to:

- demand for our products and services;

- the timing and execution of customer contracts;

- the timing of sales of our products and services;

- contractual penalties for late delivery of long-lead-time products;

- increases in costs due to equipment or labor issues;

- changes in foreign currency exchange rates;

- changes in applicable tax rates;

- an impairment of goodwill or other intangibles at one of our reporting units;

- unanticipated delays or problems in introducing new products;

- announcements by competitors of new products, services or technological innovations;

- changes in our pricing policies or the pricing policies of our competitors;

- increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

- major changes in the level of economic activity in major regions of the world in which we do business;

- costs related to possible future acquisitions or divestitures of technologies or businesses;

- an increase in the number or magnitude of product liability or environmental claims;

- our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the U.S.; and

- economic assumptions and market factors used to determine postretirement benefits and pension liabilities.

Various provisions and laws could delay or prevent a change of control.

The anti-takeover provisions of our articles of incorporation and bylaws and provisions of North Carolina law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things:

- require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;

- limit the right of shareholders to remove directors and fill vacancies;

- regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

- authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

Future sales of our common stock in the public market could lower the market price for our common stock.

In the future, we may sell additional shares of our common stock to raise capital or issue shares of common stock as consideration in connection with an acquisition. In addition, a reasonable number of shares of our common stock are reserved for issuance under our equity compensation plans, including shares to be issued upon the vesting of restricted stock or unit grants. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.   PROPERTIES

We are headquartered in Charlotte, North Carolina and have 13 primary manufacturing and service facilities located in 6 countries, including the U.S. The following table outlines the location, business segment and size of our primary facilities, along with whether we own or lease each facility:

Location	Segment	Owned/ Leased	Size (Square Feet)
U.S.			
Palmyra, New York	Sealing Technologies	Owned	690,000
Longview, Texas	Sealing Technologies	Owned	219,000
Morgan Hill, California	Advanced Surface Technologies	Leased	156,000
Boise, Idaho	Advanced Surface Technologies	Owned	92,000
Tempe, Arizona	Advanced Surface Technologies	Owned	75,000
Houston, Texas	Sealing Technologies	Leased	66,000
Deland, Florida	Sealing Technologies	Owned	50,000
Foreign			
Mexico City, Mexico	Sealing Technologies	Owned	128,000
Saint Etienne, France	Sealing Technologies	Owned	108,000
Neuss, Germany	Sealing Technologies	Leased	97,000
Sherbrooke, Canada	Sealing Technologies	Owned	86,000
Montbrison, France	Sealing Technologies	Owned	79,000
Taoyuan City, Taiwan	Advanced Surface Technologies	Leased	50,000

Our manufacturing capabilities are flexible and allow us to tailor the manufacturing process to increase performance and value for our customers and meet particular specifications. We also maintain smaller manufacturing and service facilities, sales offices and warehouse facilities in strategic locations in the U.S. and other countries. We believe our facilities and equipment are generally in good condition and are well maintained and able to continue to operate at present or higher than current levels.

ITEM 3.   LEGAL PROCEEDINGS

Descriptions of environmental and other legal matters are included in Item 7 of this annual report under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingencies" and in Note 20 to our Consolidated Financial Statements, which descriptions are incorporated by reference herein.

In addition to the matters noted above and discussed in those sections of this report, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse effect on our financial condition, results of operations and cash flows.

We were not subject to any penalties associated with any failure to disclose "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our executive officers is set forth below:

Name	Age	Position
Eric A. Vaillancourt	59	President, Chief Executive Officer and Director
J. Milton Childress II	65	Executive Vice President and Chief Financial Officer
Robert S. McLean	58	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Steven R. Bower	64	Senior Vice President, Controller and Chief Accounting Officer
Ronald R. Angelillo	52	Vice President, Tax

_____

Eric A. Vaillancourt is currently President and Chief Executive and has held that position since November 28, 2021, having served as our Interim President and Chief Executive Officer since August 2, 2021. Prior to his appointment as Interim President and Chief Executive Officer, Mr. Vaillancourt served as President of the Company's Sealing Technologies segment since August 26, 2020. Prior to that, Mr. Vaillancourt served as President, STEMCO division beginning in July 2018. Prior to that, he served as President, Garlock division since November 2014. Since joining the Company in 2009, he has also served as President, Garlock Sealing Products and as Vice President, Sales and Marketing of the Garlock division. Prior to joining EnPro in 2009, Mr. Vaillancourt held positions of increasing responsibility with Bluelinx Corporation, culminating in his position as Regional Vice President North-Sales and Distribution.

J. Milton Childress II is currently Executive Vice President and Chief Financial Officer and has held this position since July 2017. Mr. Childress previously served as Senior Vice President and Chief Financial Officer since March 2015, after having previously served as Vice President, Strategic Planning and Business Development since February 2006. Mr. Childress joined the EnPro corporate staff in December 2005. He was a co-founder of and served from October 2001 through December 2005 as Managing Director of Charlotte-based McGuireWoods Capital Group. Prior to that, Mr. Childress was Senior Vice President, Planning and Development of United Dominion Industries, Inc. from December 1999 until May 2001, having previously served as Vice President. Mr. Childress held a number of positions with Ernst & Young LLP's corporate finance consulting group prior to joining United Dominion in 1992.

Robert S. McLean is currently Executive Vice President, a position he has held since July 2017, as well as Chief Administrative Officer, a position he has held since January 2016, and General Counsel and Secretary of EnPro, positions he has held since May 2012. Mr. McLean served as Vice President, Legal and Assistant Secretary from April 2010 to May 2012. Prior to joining EnPro, Mr. McLean was a partner at the Charlotte, North Carolina law firm of Robinson Bradshaw & Hinson P.A., which he joined in 1995, and where he chaired the firm's corporate practice group. Prior to joining Robinson Bradshaw & Hinson, Mr. McLean worked with the Atlanta office of the King & Spalding law firm and the Charlotte office of the Smith, Helms, Mullis & Moore law firm (now part of McGuireWoods, LLP), after which he was the Assistant General Counsel and Secretary of the former Carolina Freight Corporation (now part of Arkansas Best Corporation).

Steven R. Bower is currently Senior Vice President, Controller and Chief Accounting Officer and has held this position since July 2017. Mr. Bower previously served as Vice President, Controller and Chief Accounting Officer since joining the Company in October 2014. Prior to joining the Company, Mr. Bower held finance and accounting roles with the SGL Group from 1996 through 2014, and Collins & Aikman Corporation from 1989 through 1996. Mr. Bower was with Price Waterhouse LLP from July 1983 through November 1989, where he departed as an Audit Manager. Mr. Bower is both a Certified Public Accountant and a Certified Management Accountant.

Ronald R. Angelillo joined EnPro in October 2019 and has served as Vice President, Tax, since December 2019. Immediately prior to joining the Company, Mr. Angelillo served as Senior Director Global Tax Operations with XPO Logistics, from November 2018 through October 2019. Mr. Angelillo also served as Senior Vice President, Accounting for Income Tax Operations with Bank of America from June 2016 through September 2018 and as Director, Global Tax Reporting with Stanley Black & Decker from July 2011 through June 2016. Mr. Angelillo also served as Tax Senior Manager with Deloitte from October 2006 through July 2011. Prior to that Mr. Angelillo held tax roles with increasing levels of responsibility from June 1996 through October 2006 with PricewaterhouseCoopers, United Technologies Corporation and Aetna Inc.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "NPO."

As of December 31, 2022, there were 2,088 holders of record of our common stock.

The following table sets forth all purchases made by us or on our behalf or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares of our common stock during each month in the fourth quarter of 2022.

Period	Total Number of Shares (or Units) Purchased		Average Price Paid per Share (or Unit)			Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs	
October 1 – October 31, 2022	—		—			—	$50,000,000	(1)
November 1 – November 30, 2022	—		—			—	$50,000,000	(1)
December 1 – December 31, 2022	535	(2)	$	108.58	(2)	—	$50,000,000	(1)
Total	535	(2)	$	108.58	(2)	—	$50,000,000	(1)

(1) In October of 2022, our board of directors authorized an expenditure program of up to $50.0 million for the repurchase of our outstanding common shares through October 2024. We have not made any repurchases under this authorization.

(2) In December 2022, a total of 535 shares were transferred to a rabbi trust that we established in connection with our Deferred Compensation Plan for Non-Employee Directors, pursuant to which non-employee directors may elect to defer directors' fees into common stock units. EnPro Holdings furnished these shares in exchange for management and other services provided by EnPro. Of these shares, 75 shares were valued at a price of $107.94 per share, the closing trading price of our common stock on December 4, 2022, and 460 of these shares were valued at a price of $108.69 per share, the closing trading price of our common stock on December 31, 2022. Accordingly, the total 535 shares were valued at a weighted average price of $108.58. We do not consider the transfer of shares from EnPro Holdings in this context to be pursuant to a publicly announced plan or program.

CUMULATIVE TOTAL RETURN PERFORMANCE GRAPH

Set forth below is a line graph showing the annual change in the cumulative total shareholder return for our common stock as compared to similar returns for the Russell 2000® Stock Index and the S&P 600 Capital Goods Index, which is the peer group that we selected beginning with this Form 10-K for inclusion in this graph. The graph also includes such information for a group of peer companies that we had selected for inclusion in the graph included in our Form 10-K for the year ended December 31, 2021. The companies in that peer group are Altra Industrial Motion Corp., Barnes Group, Inc., Chart Industries, Inc., Circor International, Inc., Columbus McKinnon Corporation, Crane Holdings, Inc. (successor to Crane Co.), Curtiss Wright Corp., Enerpac Tool Group Corp., Graco Inc., IDEX Corporation, ITT Inc., Mueller Water Products, Inc., Nordson Corporation, SPX Technologies, Inc. (successor to SPX Corporation), Standex International Corporation, TriMas Corporation, Watts Water Technologies, Inc., Woodward, Inc., and Zurn Elkay Water Solutions Corporation (formerly, Regal Rexnord Corporation). The group included in the line graph does not include SPX FLOW, Inc., which had been included in the peer group prior years, but was excluded as a result of it being acquired in 2022.

Returns have been calculated assuming the investment of $100 in each of the securities or indices on December 31, 2017, and reinvestment of dividends into additional shares of the respective equity securities when paid. The graph plots the respective values beginning on December 31, 2017, and continuing through December 31, 2022. Past performance is not necessarily indicative of possible future returns.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Enpro Industries, Inc., the Russell 2000 Index, the S&P 600 Capital Goods Index, and a Peer Group

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6.   **[RESERVED]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our consolidated financial condition and operating results during the periods included in the accompanying audited Consolidated Financial Statements and the related notes. You should read the following discussion in conjunction with our audited Consolidated Financial Statements and the related notes, included elsewhere in this annual report.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the SEC. The words "may," "hope," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risks and uncertainties set forth in Item 1A of this annual report, entitled "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

Non-GAAP Financial Information

In our discussion of our outlook and results of operations, we utilize financial measures that have not been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). They include adjusted income from continuing operations attributable to EnPro Industries, Inc., adjusted diluted earnings per share attributable to EnPro Industries, Inc. continuing operations, adjusted earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), and total adjusted segment EBITDA. Tables showing the reconciliation of these non-GAAP financial measures, other than total adjusted segment EBITDA, to the comparable GAAP measures are included in "—Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures," while the reconciliation of total adjusted segment EBITDA is included in "—Results of Operations."

We believe non-GAAP metrics are commonly used financial measures for investors to evaluate our operating performance and, when read in conjunction with our consolidated financial statements, present a useful tool to evaluate our ongoing operations and performance from period to period. In addition, these non-GAAP measures are some of the factors we use in internal evaluations of the overall performance of our businesses. We acknowledge that there are many items that impact our reported results and the adjustments reflected in these non-GAAP measures are not intended to present all items that may have impacted these results. In addition, the non-GAAP measures we use are not necessarily comparable to similarly titled measures used by other companies.

Overview

Overview. We are a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets such as semiconductor, photonics, industrial process, aerospace, food, biopharma and life sciences. We have 13 primary manufacturing and service facilities located in 6 countries, including the United States. EnPro is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that safeguard a variety of critical environments.

Over the past several years, we have executed several strategic initiatives to focus the portfolio of businesses where we offer proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue in markets with favorable secular tailwinds.

We manage our business as two segments: a Sealing Technologies segment and an Advanced Surface Technologies segment.

Our Sealing Technologies segment designs and manufactures value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets, dynamic seals, compression packing, resilient metal seals, elastomeric seals, custom-engineered mechanical seals for applications in the aerospace industry and other markets, hydraulic components, expansion joints, sanitary gaskets, hoses and fittings for the hygienic process industries, fluid transfer products for the pharmaceutical and biopharmaceutical industries, and heavy-duty commercial vehicle parts used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways. These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, heavy-duty trucking, aerospace, medical, filtration and semiconductor fabrication. In all of these industries, performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers processes. Many of our products and solutions are used in highly demanding applications and often in incredibly harsh environments, e.g., where extreme temperatures, extreme pressures, corrosive environments, strict tolerances, and/or worn equipment create challenges for product performance. Sealing Technologies offers customers widely recognized applied engineering, innovation, process know how and enduring reliability, driving a lasting aftermarket for many of our solutions.

Our Advanced Surface Technologies (AST) segment applies proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for the most challenging applications in high growth markets. The segment's products and solutions are used in highly demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. The segment's solutions include cleaning, coating, testing, refurbishment and verification for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment. It designs, manufactures and sells specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets and complex front-end wafer processing sub-systems, new and refurbished electrostatic chuck pedestals, and edge-welded metal bellows for the semiconductor equipment industry and for critical applications in the space, aerospace and defense markets. In many instances, AST capabilities drive solutions that enable the maintenance of our customers' processes through an entire life cycle.

Acquisitions

On December 17, 2021, our direct, wholly owned subsidiary, EnPro Holdings, Inc. ("EnPro Holdings"), acquired all issued and outstanding membership interests of TCFII NxEdge LLC ("NxEdge"). The consideration paid by EnPro Holdings was $853.9 million in cash, net of cash acquired, subject to customary purchase price adjustments related to the final acquisition date net working capital determination. We funded the acquisition of NxEdge with available cash and borrowings under our senior credit facilities.

NxEdge is an advanced manufacturing, cleaning, coating, and refurbishment business focused on the semiconductor value chain, with six main facilities located in Idaho and California. Since the date of its acquisition, NxEdge has been included as part of the Company's Advanced Surface Technologies segment.

On October 26, 2020, a subsidiary of EnPro formed for this purpose (the "Alluxa Acquisition Subsidiary") acquired all of the equity securities of Alluxa, Inc. ("Alluxa"), a privately held, California-based company. Alluxa is an industrial technology company that provides specialized optical filters and thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets. Alluxa's products are developed through a proprietary coating process using state-of-the-art advanced equipment. Alluxa is included as part of the Advanced Surface Technologies segment.

Alluxa works in collaboration with customers across major end markets to provide customized, complex precision coating solutions through its specialized technology platform and proprietary processes. Alluxa has long-standing customer relationships across its diversified customer base, serving customers across the Americas, Europe, and Asia. Founded in 2007, Alluxa has two locations in California and is headquartered in Santa Rosa, California.

The cash purchase price of Alluxa was $238.4 million, net of cash acquired. We funded the purchase with available cash and rollover equity from Alluxa executives. In connection with the completion of the transaction, we entered into a limited liability operating agreement with respect to the Alluxa Acquisition Subsidiary in connection with the rollover transaction, with three equity owners of Alluxa, who were also executives of Alluxa (the "Alluxa Executives"), receiving approximately 7% of the equity interests of the Alluxa Acquisition Subsidiary in return for their contribution of the rollover shares of Alluxa.

In connection with the consummation of the Alluxa acquisition, the Alluxa Executives entered into a limited liability operating agreement (the "Alluxa LLC Agreement") with respect to Alluxa Subsidiary. Under the LLC Agreement, the Alluxa Executives have certain governance and information rights with respect to the Alluxa Acquisition Subsidiary and are subject to transfer restrictions with respect to their equity interests in the Alluxa Acquisition Subsidiary. Each Alluxa Executive also has the right to sell to the Company, and the Company has the right to purchase from each Alluxa Executive (collectively, the "Alluxa Put and Call Rights"), one-third of the Alluxa Executive's equity interests in Alluxa Acquisition Subsidiary during each of three exercise periods commencing on January 1 and ending on June 30 of each of 2024, 2025 and 2026, with any amount not sold or purchased in a prior exercise period being carried forward to the subsequent exercise periods (although for one Alluxa Executive who transitioned to a consulting role on January 1, 2023, the full amount of his equity interests are subject to the Company's right to purchase on June 30, 2024, with two-thirds of the equity interests purchasable at the fixed value of the equity interests as set forth in the Alluxa LLC Agreement). The Alluxa LLC Agreement also provides for the purchase by the Company of all of an Alluxa Executive's equity interests in the Alluxa Acquisition Subsidiary in connection with the termination of employment of the Alluxa Executive under specified circumstances, with payments in certain circumstances to be made in annual installments. In connection with a Alluxa Executive's death, disability, or incapacity at any time prior to December 31, 2023 or a separation from employment for cause, including the Alluxa Executive's breach of the non-competition and non-solicitation agreement, or a voluntary separation from employment without good reason, the consideration payable under the Alluxa LLC Agreement in connection with any such purchase by the Company of an Alluxa Executive's equity interests in the Alluxa Acquisition Subsidiary is equal to the fixed value of the equity interests as set forth in the Alluxa LLC Agreement. In all other cases, including upon any exercise of the Alluxa Put and Call Rights, the consideration payable under the Alluxa LLC Agreement in connection with any such purchase by the Company of an Alluxa Executive's equity interests in the Alluxa Acquisition Subsidiary is equal to the greater of the fixed value of the equity interests as set forth in the Alluxa LLC Agreement or a price based upon a multiple of twelve-month adjusted EBITDA based upon certain financial metrics of the Alluxa Acquisition Subsidiary, plus cash and less indebtedness of the Alluxa Acquisition Subsidiary prior to the relevant payment, and subject to certain adjustments dependent upon the circumstances of the purchase and sale.

In September 2019, Lunar Investment LLC ("Lunar"), a subsidiary of EnPro, acquired all of the equity securities of LeanTeq Co, LTD. and its affiliate LeanTeq LLC (collectively referred to as "LeanTeq"). As part of the transaction, two of the equity owners of LeanTeq, who were executives of the acquired entity (the "LeanTeq Executives"), acquired approximately a 10% ownership share of Lunar in the form of rollover equity. Founded in 2011 and headquartered in Taoyuan City, Taiwan, LeanTeq has two locations in Taiwan and one in the United States (Silicon Valley). LeanTeq primarily provides refurbishment solutions for critical components and assemblies used in state-of-the-art semiconductor manufacturing equipment. This equipment is used to produce technologically advanced microchips for smartphones, autonomous vehicles, high-speed wireless connectivity, artificial intelligence, and other leading-edge applications. LeanTeq partners closely with original equipment manufacturers throughout the development and production lifecycle to achieve Process of Record qualifications, enabling long-term, recurring aftermarket revenue. Aftermarket refurbishment solutions have historically represented approximately 65% of LeanTeq's total sales. LeanTeq's suite of solutions includes cleaning, coating, analytical testing, inspection and verification, kit assembly, failure analysis, and other value-added solutions. LeanTeq is included as part of our Advanced Surface Technologies segment. During the fourth quarter of 2022, EnPro acquired all the equity securities of Lunar owned by the LeanTeq Executives for an anticipated $42.8 million and became the sole owner of LeanTeq. As a result of this purchase transaction, $35.0 million of our Redeemable Non-Controlling Interests was reclassified as a liability. We paid $41.9 million in December 2022, which was the minimum purchase price for these equity securities, of which $7.8 million eliminated our outstanding deferred compensation liability and $34.1 million reduced the liability attributable to the redeemable non-controlling interest acquisition. We anticipate an additional $0.8 million payment in December of 2023, subject to the financial performance of LeanTeq through November 2023. We have recorded this anticipated $0.8 million payment as a liability included in accrued expenses on our consolidated balance sheet as of December 31, 2023.

Discontinued Operations

During the third quarter of 2022, we entered into an agreement to sell our GGB business and announced our intention to sell Garlock Pipeline Technologies, Inc. (GPT). These businesses, along with Compressor Products International (CPI), which was divested on December 21, 2021, comprised our entire Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be a discontinued operation.

The sale of GGB closed on November 4, 2022 to The Timken Company for total proceeds of $305 million, subject to closing date purchase price adjustments. The pre-tax gain on the disposition of GGB recognized in the fourth quarter of 2022 was $189.1 million.

The sale of GGB included a subsidiary of our Sealing Technologies segment which is not part of the discontinued operations described above. The results of operations of this subsidiary are included in continuing operations for all periods being reported. As a result of this sale, we recorded a $0.4 million loss in the fourth quarter of 2022 in other expense in our consolidated statement of operations.

During January 2023 we completed the sale of our GPT business for approximately $31 million resulting in a pretax gain of approximately $14 million to be recorded in the first quarter of 2023. Net cash proceeds after selling expenses was approximately $28 million.

On October 12, 2021, we entered into an Equity and Asset Purchase Agreement providing for the sale of specified equity interests and assets of CPI. The sale closed on December 21, 2021 and we recorded a pretax gain of $117.6 million in the fourth quarter of 2021 as a result of this transaction.

On December 12, 2019, certain of our subsidiaries entered into a Membership Interest Purchase Agreement with Arcline FM Holdings, LLC ("Arcline FM Holdings"), an affiliate of Arcline Investment Management, LP, pursuant to which we sold all of the outstanding equity interests in our indirect subsidiary, Fairbanks Morse, LLC ("Fairbanks Morse"), to Arcline FM Holdings and caused one of our subsidiaries to sell certain related Canadian assets to an affiliate of Arcline FM Holdings, for an aggregate sales price of $450 million. This divestiture transaction was completed on January 21, 2020. Fairbanks Morse manufactured heavy-duty, medium-speed reciprocating engines used primarily in marine and power generation applications and comprised our entire Power Systems segment. In light of the entry into the definitive agreement in December 2019 to divest Fairbanks Morse, we classified the Power Systems segment as a discontinued operation in the fourth quarter of 2019. We recorded a pretax gain of $274.3 million in the first quarter of 2020 as a result of this transaction.

Unless otherwise indicated, amounts presented in Management's Discussion and Analysis of Financial Condition and Results of Operations pertain to continuing operations only (see Note 2 to our Consolidated Financial Statements in this Form 10-K for information on discontinued operations and the related disposition of those operations)

Other Dispositions

On September 2, 2021, we sold certain assets and liabilities of our polymer components business unit, which was principally located in Houston, Texas and had been included in our Sealing Technologies segment. As a result of the sale, we recorded a pre-tax gain of $19.5 million in other income (expense) on our Consolidated Statements of Operations.

On December 31, 2020, we sold the shares of Technetics Group UK Limited ("Technetics Group UK"), a manufacturer of elastomeric components primarily for use in the aerospace industry, which had been included in our Sealing Technologies segment, for a nominal cash purchase price. As part of the agreement with the buyer, we delivered to the buyer £148,000 of cash to fund value added tax ("VAT") payments due for VAT liabilities already incurred and £50,000 for working capital. We incurred a loss upon the sale of approximately £976,000 ($1.3 million).

On November 20, 2020, we completed the sale of the Air Springs portion of our heavy-duty trucking business for $23.1 million in cash, net of an estimated working capital adjustment and fees, and a long-term promissory note with a fair-value of $6.4 million (face value of $7.5 million). As part of the agreement with the buyer, we retained the U.S. accounts receivable for the business, which created a large working capital adjustment at closing. The amount of retained accounts receivable in the U.S. was approximately $8.6 million. We recorded a $0.1 million non-cash loss on sale of this business, which had been included in our Sealing Technologies Segment, in the fourth quarter of 2020. Upon the resolution of all remaining open items, we recorded an additional loss of $2.1 million in the first quarter of 2021.

In August of 2020, subsequent to announcing the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands in the second quarter of 2020, we identified a buyer and entered into a definitive agreement to sell the assets related to the businesses. On September 2, 2020, we completed the sale for $8.9 million, net of transaction fees. This transaction resulted in a $3.1 million loss on sale of the business in other non-operating expense on our consolidated statements of operations, composed of a $3.0 million non-cash loss on the sale of assets and a $0.1 million loss in other expenses. Prior to finding a buyer of the brands, we determined the assets were impaired and recorded restructuring and impairment charges of $7.4 million in other operating expenses on our consolidated statements of operations. Total losses on the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands, which had been recorded in our Sealing Technologies segment, recorded in 2020 were $10.5 million.

In the second quarter of 2020 we entered into an agreement to sell the Lunar® air disc brake business located in both the U.S. and in Shanghai, China. The sale of the U.S. assets of the business closed in the third quarter of 2020 for $0.3 million, resulting in a gain of $0.2 million recorded in non-operating income on our consolidated statement of operations. The sale of the Lunar® manufacturing facility located in Shanghai, China closed in the fourth quarter of 2020 for $0.9 million, resulting in no gain or loss. Prior to closing on the sale of the business, we determined the assets to be impaired and recorded a $2.1 million impairment charge, of which $1.6 million was related to impairment of long-lived assets and $0.5 million related to the impairment of inventory. The impairment of long-lived assets was recorded in other operating expense and the impairment of inventory was recorded in cost of sales on our consolidated statement of operations. Total net loss related to the exit of the Lunar® air disc brake business, which had been included in our Sealing Technologies segment, was $1.9 million.

The Air Springs portion of our heavy-duty truck business, Motor Wheel® brake drum and Crewson® brake adjuster brands, and Lunar® air disc brake business had been included in our Sealing Technologies segment.

We review the carrying amounts of long-lived assets when certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. In 2020, sales declines by businesses utilizing two of the indefinite-lived trademarks within our Sealing Technologies segment were determined to be triggering events for an impairment analysis. Based on the results of this analysis, we recorded a $16.1 million impairment of indefinite-lived trademarks in the third quarter.

COVID-19 Impacts

The COVID-19 pandemic could have an adverse impact on our business and consolidated financial results during 2023 and we are unable to determine the extent, duration, or nature at this time. The intensity, duration and governmental responses to the pandemic, as well as the pace of vaccination efforts and the emergence of new variants of the virus that cause COVID-19, are all highly uncertain and could contribute to the ultimate impact on our business which is conducted globally. Our customers are principally global manufacturers and the impact of the COVID-19 pandemic on general economic conditions, and more deleterious effects in certain regions or on certain markets have had and may continue to have negative implications on demand for their goods and consequently on their demand for our products and services. Due to the scope of our operations, and our sale to customers around the world, the impact of the COVID-19 pandemic on our operations and the demand for our products and solutions may not coincide with impacts experienced in the United States in the event that the impacts in the United States continue to improve over time due to increased vaccinations or improved medical treatments. Accordingly, to the extent that the impact of the COVID-19 pandemic in the United States may improve over time, we may continue to be adversely affected by COVID-19 impacts in other areas of the world.

Global Sales

Please refer to Item 1, "Business-Background" for information with respect to our sales by geographic region in 2022, 2021 and 2020.

Highlights

Financial highlights for the years ended December 31, 2022, 2021 and 2020 are as follows:

		2022		2021		2020
		(in millions, except per share data)				
Net sales	$	1,099.2	$	840.4	$	800.0
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$	6.7	$	56.9	$	(21.4)
Net income attributable to EnPro Industries, Inc.	$	205.1	$	177.9	$	177.6
Diluted earnings (loss) per share from continuing operations attributable to EnPro Industries, Inc.	$	0.32	$	2.74	$	(1.05)
Adjusted income from continuing operations attributable to EnPro Industries, Inc.[1]	$	141.8	$	87.9	$	66.2
Adjusted diluted earnings per share attributable to EnPro Industries, Inc. continuing operations [1]	$	6.79	$	4.23	$	3.21
Adjusted Segment EBITDA [2]	$	300.6	$	215.1	$	178.6
Adjusted EBITDA [1]	$	257.4	$	162.4	$	133.4

[1] Reconciliation of these non-GAAP measures to their respective GAAP measure are located in "— Reconciliation of Non-GAAP Financial Measure to the Comparable GAAP Measure" at the end of this section.

[2] Reconciliation of these non-GAAP measures to their respective GAAP measure are located in " — Results of Operations".

We experienced strong demand across most of our businesses throughout 2022. Our performance was driven primarily by the acquisition of NxEdge in December 2021 as well as from the benefits of portfolio reshaping within our Stemco business.

We remain committed to our strategy to create long-term shareholder value through earnings growth and balanced capital allocation. We remain focused on disciplined investments for organic growth and innovation, strategic acquisitions, and returning capital to shareholders. In connection with our growth strategy, we will continue to evaluate making additional acquisitions to take advantage of opportunities that arise continuing to focus our portfolio on businesses with compelling margins, leading technology, high cash flow return on investment, and favorable secular tailwinds. In October 2022, our board of directors authorized a two-year program of up to $50.0 million for the repurchase of our common shares. We have not made

any repurchases under this authorization. In February 2023, our board of directors approved an increase in the quarterly dividend to $0.29 per share, from $0.28, representing our eighth consecutive year of dividend increases.

Results of Operations

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Sales			
Sealing Technologies	$ 624.3	$ 599.8	$ 636.7
Advanced Surface Technologies	476.1	247.3	171.2
	1,100.4	847.1	807.9
Intersegment sales	(1.2)	(6.7)	(7.9)
Total sales	$ 1,099.2	$ 840.4	$ 800.0
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$ 6.7	$ 56.9	$ (21.4)
Adjusted Segment EBITDA			
Sealing Technologies	$ 159.1	$ 141.9	$ 131.5
Advanced Surface Technologies	141.5	73.2	47.1
Total Adjusted Segment EBITDA	$ 300.6	$ 215.1	$ 178.6
Reconciliations of Income (loss) from continuing operations attributable to EnPro Industries, Inc. to Adjusted Segment EBITDA			
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$ 6.7	$ 56.9	$ (21.4)
Plus: net income (loss) attributable to redeemable non-controlling interests	(2.8)	0.4	0.4
Income (loss) from continuing operations	3.9	57.3	(21.0)
Income tax benefit (expense)	(24.4)	(8.7)	2.5
Income (loss) from continuing operations before income taxes	28.3	66.0	(23.5)
Acquisition and divestiture expenses	0.5	0.4	9.6
Non-controlling interest compensation allocation	(0.6)	5.3	2.9
Amortization of the fair value adjustment to acquisition date inventory	13.3	9.9	3.0
Restructuring and impairment costs	1.9	2.4	14.3
Depreciation and amortization expense	102.8	63.5	56.5
Corporate expenses	47.0	64.9	41.4
Interest expense, net	33.9	13.7	14.9
Goodwill impairment	65.2	—	—
Other income (expense), net	8.3	(11.0)	59.5
Adjusted Segment EBITDA	$ 300.6	$ 215.1	$ 178.6

We measure segment operating performance based on segment earnings before interest, income taxes, depreciation, amortization, and other selected items ("Adjusted Segment EBITDA" or "Segment AEBITDA"), which is segment revenue reduced by operating expenses and other costs identifiable with the segment, excluding acquisition and divestiture expenses, restructuring costs, impairment charges, non-controlling interest compensation, amortization of the fair value adjustment to acquisition date inventory, and depreciation and amortization. Adjusted Segment EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, gains and losses related to the sale of assets, and income taxes are not included in the computation of Adjusted Segment EBITDA. The accounting policies of the reportable segments are the same as those for EnPro.

Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa that was and is subject to reduction for certain types of employment terminations of the sellers. This expense is recorded in selling, general, and administrative expenses on our Consolidated Statements of Operations and is directly related to the terms of the acquisitions. This expense will continue to be recognized as compensation expense over the term of the put and call options associated Alluxa unless certain employment terminations have occurred. In the fourth quarter of 2022, EnPro acquired all of the LeanTeq non-controlling interests.

Other income (expense), net in the table above contains all items included in other (operating) expense and other income (expense) on our Consolidated Statements of Operations for the years ending December 31, 2022, 2021, and 2020 with the exception of $1.9 million, $2.4 million, and $9.9 million, respectively, of segment restructuring costs and $1.1 million and $0.1 million of corporate restructuring costs in 2022 and 2021, respectively. Additionally, other income (expense), net in the table above for the years ending December 31, 2022, 2021, and 2020 also includes $(1.8) million, $3.4 million, and $5.5 million, respectively, of miscellaneous expenses that are either not associated with a particular segment or not considered part of administering the corporate headquarters. These expenses are included in selling, general and administrative expense on our Consolidated Statements of Operations.

2022 Compared to 2021

Sales of $1,099.2 million in 2022 increased 30.8% from $840.4 million in 2021. The following table summarizes the impact of acquisitions, divestitures, and foreign currency on sales by segment:

| **Sales** | **Percent Change 2022 vs. 2021** | | | |
increase/(decrease)	Acquisitions and divestitures	Foreign Currency	Organic	Total
EnPro Industries, Inc.	19.5 %	(2.8)%	14.1 %	30.8 %
Sealing Technologies	(5.2)%	(3.1)%	12.4 %	4.1 %
Advanced Surface Technologies	76.7 %	(1.9)%	17.7 %	92.5 %

Following are the key effects of acquisitions and divestitures on sales for 2022 compared to 2021:

- Divestiture of Garlock India (Sealing Technologies) in November 2022
- Acquisition of NxEdge (Advanced Surface Technologies) in December 2021
- Divestiture of the polymer components business unit (Sealing Technologies), which was principally located in Houston, in September 2021

Following is a discussion of operating results for each segment during 2022 compared to 2021:

Sealing Technologies. Sales of $624.3 million in 2022 reflect a 4.1% increase compared to $599.8 million in 2021. Excluding unfavorable foreign exchange translation ($19.2 million) on our 2022 sales and the sales from businesses that have since been divested ($27.5 million) from 2021 results, sales were up 12.4% or $71.2 million. This increase was driven by sales price actions and strong demand in food and pharmaceuticals, petrochemical, heavy-duty truck, and aerospace markets.

Segment AEBITDA of $159.1 million in 2022 increased 12.1% from $141.9 million in 2021. Segment AEBITDA margin increased from 23.7% in 2021 to 25.5% in 2022. Excluding the unfavorable foreign exchange translation ($5.1 million) and the Segment AEBITDA earned from businesses that have since been divested ($5.6 million) from 2021 results, Adjusted Segment EBITDA increased 20.4%, or $27.8 million. The increase in Segment AEBITDA was driven primarily by higher pricing ($43.1 million), increased sales volume, net of unfavorable product mixes ($9.1 million), and decreased incentive compensation ($0.9 million) and foreign exchange transaction related costs ($0.5 million), partially offset by increased manufacturing costs driven by higher material prices and labor costs ($21.8 million) and higher segment selling, general, and administrative costs ($4.0 million).

Advanced Surface Technologies. Sales of $476.1 million in 2022 reflect a 92.5% increase compared to $247.3 million in 2021. Excluding the unfavorable foreign exchange translation ($4.7 million) and the sales from a recent acquisition ($189.7 million) from 2022 results, sales were up 17.7% or $43.8 million. This increase was driven primarily by stronger demand in the semiconductor market.

Segment AEBITDA of $141.5 million in 2022 increased 93.3% from $73.2 million in 2021. Segment AEBITDA margin increased from 29.6% in 2021 to 29.7% in 2022. Excluding the impact of Segment AEBITDA from acquisitions ($58.8 million) and the unfavorable impact of foreign exchange translation ($2.5 million), Segment AEBITDA was up 16.4% or $12.0 million. The increase in Adjusted Segment EBITDA was driven primarily by increased sales volume, net of unfavorable product mixes ($17.1 million), increased pricing ($9.1 million), and decreased foreign exchange transaction related costs ($2.4 million), partially offset by increased manufacturing costs as a result of higher material costs ($11.1 million) and increased selling, general, and administrative costs ($5.5 million).

Corporate expenses for 2022 decreased $17.9 million as compared to 2021. The decrease was driven primarily by lower acquisition and divestiture costs ($14.7 million) and decreased medical and consulting costs ($3.0 million).

Interest expense, net in 2022 increased by $20.2 million as compared to 2021, due to increased outstanding debt in 2022 as a result of indebtedness incurred to fund the NxEdge acquisition in December 2021.

Other income (expense), net in 2022 increased by $19.3 million as compared to 2021, primarily due to a year-over-year decrease in gain on sale of businesses in 2022 ($18.1 million), a decrease in pension (non-service) income ($4.9 million), foreign exchange losses related to the divestiture of GGB ($3.8 million), and an asbestos receivable adjustment ($2.8 million), partially offset by a decrease in environmental charges ($3.2 million), a decrease in miscellaneous expenses that are either not associated with a particular segment or not considered part of administering the corporate headquarters ($5.2 million), and a decrease in charges related to the reversal of a receivable related to an amount due from the sellers of Aseptic for uncertain tax positions that have passed the statute of limitations ($2.1 million). An offsetting decrease in expense was recorded for the release of the corresponding liability for the uncertain tax position and is reflected as a reduction in tax expense.

Income tax expense from continuing operations was $24.4 million in 2022 and $8.7 million in 2021. The effective tax rates for 2022 and 2021 were 86.2% and 13.4% respectively. The effective tax rate for 2022 was primarily driven by impairment of non-deductible tax goodwill, the foreign rate differential related to certain foreign earnings that were subject to higher tax rates, and establishing a valuation allowance on certain tax attributes. The effect of these items resulted in a net $19.9 million increase in income tax expense. Additionally, the effective tax rate was increased by GILTI and decreased by the release of uncertain tax positions associated with audit closures and statute expirations, resulting in a net increase to tax expense of $0.5 million.

Goodwill impairment expense of $65.2 million was incurred in 2022 related to the Alluxa reporting unit. No goodwill impairment expense was incurred in 2021.

Income from continuing operations attributable to EnPro Industries, Inc. was $6.7 million, or $0.32 per share, in 2022 compared to income from continuing operations attributable to EnPro Industries, Inc. of $56.9 million, or $2.76 per share, in 2021.

2021 Compared to 2020

Sales of $840.4 million in 2021 increased 5.1% from $800.0 million in 2020. The following table summarizes the impact of acquisitions, divestitures, and foreign currency on sales by segment:

Sales	Percent Change 2021 vs. 2020			
increase/(decrease)	Acquisitions and divestitures	Foreign Currency	Organic	Total
EnPro Industries, Inc.	(11.8)%	1.5 %	15.4 %	5.1 %
Sealing Technologies	(20.3)%	1.5 %	13.0 %	(5.8)%
Advanced Surface Technologies	21.6 %	1.5 %	21.4 %	44.5 %

Following are the key effects of acquisitions and divestitures on sales for 2021 compared to 2020:

Advanced Surface Technologies Acquisitions:

- NxEdge in December 2021
- Alluxa in October 2020

Sealing Technologies Divestitures:

- Polymer components business unit in September 2021
- Technetics Group UK Limited in December 2020

- Air Springs portion of our heavy duty trucking business in November 2020

- Motorwheel® brake drum and Crewson® brake adjuster brands in September 2020

- Lunar® air disc brake business, both the U.S. and Shanghai China operations, in the second and third quarters of 2020

Following is a discussion of operating results for each segment during 2021 compared to 2020:

Sealing Technologies. Sales of $599.8 million in 2021 reflect a 5.8% decrease compared to $636.7 million in 2020. Excluding favorable foreign exchange translation ($9.6 million) on our 2021 sales and the sales from businesses that have since been divested ($114.5 million) from 2020 results, sales were up 13.0% or $68.0 million. This increase was driven by increased demand in food and pharmaceuticals, petrochemical, and heavy-duty truck, partially offset by decline in demand in the aerospace market.

Segment AEBITDA of $141.4 million in 2021 increased 7.9% from $131.0 million in 2020. Segment AEBITDA margin increased from 20.6% in 2020 to 23.6% in 2021. Excluding the favorable foreign exchange translation ($2.5 million) and the Segment AEBITDA earned from businesses that have since been divested ($14.7 million) from 2020 results, Adjusted Segment EBITDA increased 19.4%, or $22.6 million. The increase in Segment AEBITDA was driven by increased sales volume, net of unfavorable product mixes driven by lower margin sales in our heavy-duty trucking business as we saw higher sales to original equipment manufacturers ($21.3 million), increased pricing ($11.9 million), and lower travel-related expense ($0.7 million), partially offset by increased manufacturing costs driven by higher material prices ($6.0 million), higher incentive compensation ($1.2 million), and increased segment selling, general, and administrative costs ($4.3 million).

Advanced Surface Technologies. Sales of $247.3 million in 2021 reflect a 44.5% increase compared to $171.2 million in 2020. Excluding the favorable foreign exchange translation ($2.5 million) and the sales from a recent acquisition ($37.0 million) from 2021 results, sales were up 21.4% or $36.6 million. This increase was driven primarily by stronger demand in the semiconductor market.

Segment AEBITDA of $73.2 million in 2021 increased 55.4% from $47.1 million in 2020. Segment AEBITDA margin increased from 27.5% in 2020 to 29.6% in 2021. Excluding the impact of Segment AEBITDA from acquisitions ($17.9 million) and the favorable impact of foreign exchange translation ($1.4 million), Segment AEBITDA was up 14.4% or $6.8 million. The increase in Adjusted Segment EBITDA was driven by increased sales including a more favorable product mix in our Technetics Semi business ($12.5 million), and increased pricing ($1.3 million), partially offset by increased manufacturing costs as a result of sales growth ($4.4 million), increased incentive compensation costs ($1.1 million), and increased selling, general, and administrative costs ($1.5 million).

Corporate expenses for 2021 increased $23.5 million as compared to 2020. The increase was driven primarily by higher acquisition and divestiture costs ($15.1 million) and increased incentive compensation costs ($8.4 million).

Interest expense, net in 2021 decreased by $1.2 million as compared to 2020, primarily due to a refund from the IRS, which included $1.7 million of applicable interest, as a result of the conclusion of an audit of our 2014 through 2017 U.S. federal income tax returns.

Other income (expense), net in 2021 decreased by $70.5 million as compared to 2020, due mainly to a $27.7 million decrease in environmental charges, a year-over-year increase in gain on sale of business in 2022 of $20.2 million, a $16.1 million decrease in impairment charges, a $5.4 million increase in pension (non-service) income a decrease in charges related to previously divested businesses of $1.7 million, and $2.1 million of decreased miscellaneous expenses that are either not associated with a particular segment or not considered part of administering the corporate headquarters, partially offset by a $3.0 million charge in 2021 due to the reversal of a receivable related to an amount due from the sellers of Aseptic for uncertain tax positions that have passed the statute of limitations. An offsetting decrease in expense was recorded for the release of the corresponding liability for the uncertain tax position and is reflected as a reduction in tax expense.

Income tax expense from continuing operations was $8.7 million in 2021 and income tax benefit was $2.5 million in 2020. The effective tax rates for 2021 and 2020 were 13.4% and 10.4% respectively. The effective tax rate for 2021 was primarily driven by the foreign rate differential related to earnings that were subject to higher tax rates partially offset by the release of uncertain tax positions associated with audit closures and statute expirations, the effect of these items resulted in a net $3.2 million decrease in income tax expense.

Income from continuing operations attributable to EnPro Industries, Inc. was $56.9 million, or $2.76 per share, in 2021 compared to a loss from continuing operations attributable to EnPro Industries, Inc. of $21.4 million, or ($1.05) per share, in 2020.

Restructuring and Other Costs

We incurred $3.0 million, $2.5 million and $30.4 million of restructuring and impairment costs during the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, in 2022, we incurred a goodwill impairment charge of $65.2 million related to the Alluxa reporting unit. No goodwill impairment expense was incurred in 2021 or 2020.

During 2022 we incurred restructuring costs of $1.8 million, primarily related to the reorganization of sites and functions, primarily in the United States and $1.2 million of non-cash impairment charges of long-lived assets.

During 2021, we conducted a number of restructuring activities throughout our operations, which included the exit of some smaller locations and targeted workforce reductions. Workforce reductions associated with our restructuring activities totaled 36 administrative and manufacturing positions.

In 2020 our Stemco business in our Sealing Technologies segment underwent significant restructuring and portfolio reshaping activities, including the exit of our Motorwheel® and Crewson® brake adjuster brands and our Lunar® air disc brake business.

Additionally, sales declines by business utilizing two indefinite lived trademarks within our Sealing Technologies segment were determined to be triggering events for impairment analysis and an impairment charge was taken. Substantially all costs associated with these initiatives, as well as other smaller restructuring and impairment charges, were incurred or accrued for as of December 31, 2020. Workforce reductions in 2020 associated with our restructuring activities totaled 101 administrative and manufacturing positions. Of the $30.4 million of restructuring and impairment charges taken in 2020, $7.9 million was related to severance and other cash restructuring charges while $22.4 million was related to impairments and write-downs of assets, including long-lived and indefinite-lived intangible assets, property, plant, and equipment, and inventory.

Please see the "Overview" section of Management's Discussion and Analysis Financial Condition and Results of Operations and Note 4 to our consolidated financial statements for further information.

Liquidity and Capital Resources

Cash requirements for, but not limited to, working capital, capital expenditures, acquisitions, and debt repayments have been funded from cash balances on hand, revolver borrowings and cash generated from operations. We are proactively pursuing acquisition opportunities. Should we need additional capital, we have resources available, which are discussed in this section under the heading "Capital Resources."

As of December 31, 2022, we held $187.4 million of cash and cash equivalents in the United States and $147.0 million of cash outside of the United States. If the funds held outside the United States were needed for our operations in the U.S., we have several methods to repatriate without significant tax effects, including repayment of intercompany loans, distributions subject to a 100 percent dividends-received deduction for income tax purposes, or distributions of previously-taxed earnings.

Because of the transition tax, GILTI, and Subpart F provisions, undistributed earnings of our foreign subsidiaries totaling $225.1 million at December 31, 2021 have been subjected to U.S. income tax or are eligible for the 100 percent dividends-received deduction under Section 245A of the Internal Revenue Code ("IRC") provided in the Tax Cuts and Jobs Act. Additional undistributed earnings are estimated to be $66.7 million as of December 31, 2022. Whether through the application of the 100 percent dividends received deduction, or distribution of these previously-taxed earnings, we do not intend to distribute foreign earnings that will be subject to any significant incremental U.S. or foreign tax. During 2022, we repatriated $298.3 million of earnings from our foreign subsidiaries, resulting in only $2.0 million of withholding taxes net of refunds to be received. We have determined that estimating any tax liability on our investment in foreign subsidiaries is not practicable. Therefore, we have not recorded any deferred tax liability on undistributed earnings of foreign subsidiaries.

Cash Flows

Operating activities of continuing operations provided cash in the amount of $106.1 million, $124.1 million and $42.1 million in 2022, 2021 and 2020, respectively. The decrease in operating cash flows in 2022 versus 2021 was primarily attributable to increased income tax payments ($74.4 million) primarily related a refund from the IRS received in 2021 as a result of the conclusion of an audit of our 2014 through 2017 U.S. federal income tax returns and higher tax payments related to the divestiture of discontinued operations. These increases were partially offset higher sales volume. The increase in operating cash flow in 2021 versus 2020 was primarily attributable to decreased income tax payments ($60.8 million) primarily related a refund from the IRS received in 2021 as a result of the conclusion of an audit of our 2014 through 2017 U.S. federal income tax returns and higher tax payments related to the divestiture of discontinued operations in 2020.

Investing activities of continuing operations provided $268.6 million in 2022, used $647.4 million in 2021, and provided $221.4 million of cash in 2020. Investing activities in 2022 provided cash from the sale businesses ($301.9 million), primarily the sale of GGB, and the settlement of derivative contracts ($27.4 million). This was partially offset by the payments for acquisitions, principally driven by the acquisition of the LeanTeq minority owners ($31.2 million) and investments in property, plant and equipment ($29.4 million). The cash used in 2021 was primarily the result of the acquisition of NxEdge ($856.8 million), partially offset by proceeds from the divestiture of CPI and other business during the year ($224.3 million). Cash provided by investing activities in 2020 was primarily driven by cash received from divestitures, including the sales of Fairbanks Morse, our Air Springs business and other businesses during the year ($475.1 million), partially offset by cash used in the acquisition of Alluxa ($238.3 million).

Financing activities of continuing operations used $368.0 million in cash in 2022, primarily attributable to a net payment our Revolving Credit Facility and Term Loan Facilities (as defined below) ($337.0 million) and by $23.4 million in dividend payments. Financing activities of continuing operations provided $618.2 million in 2021 primarily attributable to a net draw on our revolving credit facility ($175.0 million), new term loan facilities (as discussed below) ($465.0 million), and issuance of common stock ($10.0 million), partially offset by $22.4 million in dividend payments and $3.8 million in principal payments to our existing Term Loan A-1 facility (as defined below). Financing activities used $167.3 million in 2020, primarily attributable to net payments on our Revolving Credit Facility and Term Loan Facility (as defined below) of $138.3 million and $21.7 million in payments of dividends.

Capital Resources

Senior Secured Credit Facility. On December 17, 2021, we entered into a Third Amended and Restated Credit Agreement (the "Amended Credit Agreement") dated as of December 17, 2021 among the Company and EnPro Holdings, as borrowers, certain of our foreign subsidiaries are from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. The Amended Credit Agreement amends, restates and replaces the Second Amended and Restated Credit Agreement dated as of June 28, 2018, as amended, among the Company and EnPro Holdings as borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

The Amended Credit Agreement provides for credit facilities in the initial aggregate principal amount of $1,007.5 million, consisting of a five-year, senior secured revolving credit facility of $400.0 million (the "Revolving Credit Facility"), a $142.5 million senior secured term loan facility in replacement of the our existing senior secured term loan facility, maturing September 25, 2024 (the "Term Loan A-1 Facility"), a five-year, senior secured term loan facility of $315.0 million (the "Term Loan A-2 Facility") and a 364-day, senior secured term loan facility of $150.0 million (the "364-Day Facility" and together with the Revolving Credit Facility, the Term Loan A-1 Facility and the Term Loan A-2 Facility, the "Facilities"). The Amended Credit Agreement also provides that we may seek incremental term loans and/or additional revolving credit commitments in an amount equal to the greater of $275.0 million and 100% of consolidated EBITDA for the most recently ended four-quarter period for which we have reported financial results, plus additional amounts based on a consolidated senior secured leverage ratio. The Amended Credit Agreement became effective on December 17, 2021.

Borrowings under the 364-Day Facility bore interest at an annual rate of LIBOR plus 1.50% or base rate plus 0.50%. Initially, borrowings under the Facilities (other than the 364-Day Facility) bore interest at an annual rate of LIBOR plus 1.75% or base rate plus 0.75%, although these interest rates were subject to incremental increase or decrease based on a consolidated total net leverage ratio. On November 8, 2022, we entered into a First Amendment to the Amended Credit Agreement, which replaced the LIBOR-based interest rate option with an option based on Term SOFR ("Secured Overnight Financing Rate") plus (i) a credit spread adjustment of 0.10% and (ii) 1.75%, again subject to incremental increase or decrease based on a consolidated total net leverage ratio. In addition, a commitment fee accrues with respect to the unused amount of the Revolving Credit Facility at an annual rate of 0.225%, which rate is also subject to incremental increase or decrease based on a consolidated total net leverage ratio.

The Term Loan A-1 Facility amortizes on a quarterly basis in an annual amount equal to 2.50% of the original principal amount of the Term Loan A-1 Facility ($150.0 million) in year one after the closing, 5.00% of such original principal amount in year two and 1.25% of such original principal amount in each of the first three quarters of year three, with the remaining outstanding principal amount payable at maturity. The Term Loan A-2 Facility amortizes on a quarterly basis in an annual amount equal to 2.5% of the original principal amount of the Term Loan A-2 Facility in each of years one through three, 5.0% of such original principal amount in year four and 1.25% of such original principal amount in each of the first three quarters of year five, with the remaining outstanding principal amount payable at maturity. The 364-Day Facility did not amortize and was repaid in full in the quarter ended September 30, 2022. The Facilities are subject to prepayment with the net cash proceeds of certain asset sales not reinvested in acquisitions within a specified period, casualty or condemnation events, and non-permitted debt issuances. There is no prepayment penalty for a full or partial repayment of the Facilities at any time.

The Company and EnPro Holdings are the permitted borrowers under the Facilities. We have the ability to add wholly owned foreign subsidiaries as borrowers under the Revolving Credit Facility. Each of our domestic, consolidated subsidiaries (other than any subsidiaries that may be designated as "unrestricted" by the Company from time to time an inactive subsidiaries) is required to guarantee the obligations of the borrowers under the Facilities, and each of our existing domestic, consolidated subsidiaries (other than inactive subsidiaries) has entered into the Amended Credit Agreement to provide such a guarantee.

Borrowings under the Facilities are secured by a first-priority pledge of the following assets:

- 100% of the capital stock of each domestic subsidiary of the Company (other than unrestricted or inactive subsidiaries);

- 65% of the capital stock of any first tier foreign subsidiary of the Company and its domestic subsidiaries (other than unrestricted or inactive subsidiaries); and

- substantially all of the assets (including, without limitation, machinery and equipment, inventory and other goods, accounts receivable, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash, but excluding real estate interests) of the Company and its domestic subsidiaries (other than unrestricted or inactive subsidiaries).

The Amended Credit Agreement contains certain financial covenants and required financial ratios, including:

- a maximum consolidated total net leverage ratio of not more than 4.75 to 1.0 (with total debt, for the purposes of such ratio, to be net of up to $150 million of unrestricted cash of EnPro Industries, Inc. and its consolidated subsidiaries), which ratio will decrease to 4.5 to 1.0 for each fiscal quarter beginning with the fiscal quarter ending March 31, 2022 and ending with the fiscal quarter ending December 31, 2022, and to 4.0 to 1.0 for each quarter thereafter; and, once so decreased, may be increased (up to three times) at the borrowers' option to not more than 4.5 to 1.0 for the for-quarter period following a significant acquisition; and

- a minimum consolidated interest coverage ratio of at least 2.5 to 1.0.

The Amended Credit Agreement contains affirmative and negative covenants (subject, in each case, to customary exceptions and qualifications), including covenants that limit our ability to, among other things:

- grant liens on our assets;

- incur additional indebtedness (including guarantees and other contingent obligations);

- make certain investments (including loans and advances);

- merge or make other fundamental changes;

- sell or otherwise dispose of property or assets;

- pay dividends and other distributions and prepay certain indebtedness;

- make changes in the nature of our business;

- enter into transactions with our affiliates;

- enter into burdensome contracts; and

- modify or terminate documents related to certain indebtedness.

We were in compliance with all covenants of the Amended Credit Agreement as of December 31, 2022. The borrowing availability under our Revolving Credit Facility at December 31, 2022 was $389.2 million after giving consideration to $10.8 million of outstanding letters of credit and $0.0 million of outstanding borrowings. The balance of our outstanding Term Loan A-1 Facility and the Term Loan A-2 Facility at December 31, 2022 was $137.0 million and $307.1 million, respectively.

Senior Notes. On October 17, 2018, we completed the offering of $350 million aggregate principal amount of our 5.75% senior notes due 2026 (the "Senior Notes") and applied the net proceeds of that offering, together with borrowings under the Revolving Credit Facility, to redeem on October 31, 2018 the full $450 million aggregate principal amount of our outstanding 5.875% senior notes due 2022 (the "Old Notes"), of which $300 million aggregate principal amount were issued in 2014 and $150 million aggregate principal amount were issued in a follow-on offering in 2017. The Old Notes were redeemed at a price equal to 102.938% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. We recorded a loss on the redemption of the Old Notes of approximately $18.1 million in the fourth quarter of 2018.

The Senior Notes were issued to investors at 100% of the principal amount thereof. The Senior Notes are unsecured, unsubordinated obligations of EnPro and mature on October 15, 2026. Interest on the Senior Notes accrues at a rate of 5.75% per annum and is payable semi-annually in cash in arrears on April 15 and October 15 of each year, commencing April 15, 2019. The Senior Notes are required to be guaranteed on a senior unsecured basis by each of EnPro's existing and future direct and indirect domestic subsidiaries that is a borrower under, or guarantees, our indebtedness under the Revolving Credit Facility or guarantees any other Capital Markets Indebtedness (as defined in the indenture governing the Senior Notes) of EnPro or any of the guarantors.

Commencing on October 15, 2021, we may, on any one or more occasions, redeem all or a part of the Senior Notes at specified redemption prices plus accrued and unpaid interest. In addition, we may redeem a portion of the aggregate principal amount of the Senior Notes before October 15, 2021 with the net cash proceeds from certain equity offerings at a specified redemption price plus accrued and unpaid interest, if any, to, but not including, the redemption date. Prior to October 15, 2021, we could redeem some or all of the Senior Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make whole" premium.

Each holder of the Senior Notes may require us to repurchase some or all of the Senior Notes held by such holder for cash upon the occurrence of a defined "change of control" event. Our ability to redeem the Senior Notes prior to maturity is subject to certain conditions, including in certain cases the payment of make-whole amounts.

The indenture governing the Senior Notes requires us to apply the net cash proceeds of certain asset sales not reinvested in acquisitions, capital expenditures, or used to repay or otherwise reduce specified indebtedness within a specified period, to the extent the remaining net proceeds exceed a specified amount, to offer to repurchase the Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

Contractual Obligations

A summary of our contractual obligations and commitments at December 31, 2022, is as follows:

	Payments Due by Period (in millions)				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 795.1	$ 15.6	$ 153.4	$ 626.0	$ 0.1
Interest on debt	161.2	45.9	80.0	35.3	—
Operating leases	53.0	10.7	16.8	11.6	13.9
Environmental liabilities	42.1	10.4	10.8	6.5	14.4
Total	$ 1,051.4	$ 82.6	$ 261.0	$ 679.4	$ 28.4

The payments for long-term debt shown in the table above reflect the contractual principal amount for the Senior Notes and term loans under our Amended Credit Agreement. In our Consolidated Balance Sheet, these amounts are shown net of a debt discount of $4.4 million. Additional discussion regarding the Senior Notes and Amended Credit Agreement is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Liquidity and Capital Resources – Capital Resources," and in Note 12, "Debt," to the consolidated financial statements. The interest on debt represents the contractual interest coupon. It does not include the debt discount accretion, which also is a component of interest expense.

Payments for other liabilities are estimates for other retained liabilities of previously owned businesses included in the Consolidated Balance Sheets at December 31, 2022. These estimated payments, along with our estimated payments of environmental liabilities, are based on information currently known to us. However, it is possible that these estimates will vary from actual results and it is possible that these estimates may be updated if new information becomes available in the future or if there are changes in the facts and circumstances related to these liabilities. Additional discussion regarding these liabilities is included earlier in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Environmental" and "Contingencies – Crucible Steel Corporation a/k/a Crucible, Inc.," and in Note 20, "Commitments and Contingencies," to the consolidated financial statements.

The table does not include obligations under our pension and postretirement benefit plans, which are included in Note 15, "Pension and Postretirement Benefits," to the consolidated financial statements.

Share Repurchase Program

In October 2018, our board of directors authorized a two-year program for expenditures of up to $50.0 million of our outstanding common shares. Prior to the expiration of this authorization, we repurchased 0.1 million shares for $5.3 million in 2020.

In October 2020, our board of directors authorized a two-year program of up to $50.0 million for the repurchase of our outstanding common shares. We did not make any repurchases under this authorization.

In October 2022, our board of directors authorized a new two-year program of up to $50.0 million for the repurchase of our outstanding common shares. We have not made any repurchases under this new authorization.

Dividends

On January 13, 2015, our board of directors adopted a policy under which it intends to declare regular quarterly cash dividends on EnPro's common stock, with the determination of whether to declare a dividend and the amount being considered each quarter, after taking into account our cash flow, earnings, cash position, financial position and other relevant matters. In 2021, our board declared a dividend of $0.27 per share in each quarter, and on February 16, 2022 we announced that our board of directors had increased the quarterly dividend to $0.28 per share, commencing with the dividend to be paid on March 16, 2022 to all shareholders of record as of March 2, 2022. In 2022, our board declared a dividend of $0.28 per share in each quarter, and on February 16, 2023 we announced that our board of directors had increased the quarterly dividend to $0.29 per share, commencing with the dividend to be paid on March 15, 2023 to all shareholders of record as of March 1, 2023. Each of the Credit Agreement and the indenture governing the Senior Notes includes covenants restricting the payment of dividends, but includes a basket permitting the payment of cash dividends of up to $50.0 million per year under the Credit Agreement and $60.0 million per year under the indenture governing the Senior Notes. Other baskets may be available under that the agreement governing the Revolving Credit Facility and the indenture governing the Senior Notes to permit the payment of dividends in excess of the respective basket amount.

Critical Accounting Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures pertaining to contingent assets and liabilities. Note 1, "Overview, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Guidance," to the Consolidated Financial Statements describes the significant accounting policies used to prepare the Consolidated Financial Statements and recently issued accounting guidance. On an ongoing basis we evaluate our estimates, including, but not limited to, those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring, pensions and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from our estimates.

We believe the following accounting estimates are the most critical. Some of them involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Income Taxes

We use the asset and liability method of accounting for income taxes. Temporary differences arising between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. A tax benefit from an uncertain tax position is recognized only if we believe it is more likely than not that the position will be sustained on its technical merits. If the recognition threshold for the tax position is met, only the portion of the tax benefit that we believe is greater than 50 percent likely to be realized is recorded. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events.

Environmental

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one or more of our subsidiaries are involved with various remediation activities or an investigation to determine responsibility for environmental conditions at 19 sites.

Our policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. In general, due to uncertainties regarding, among other factors, changes to operating and monitoring requirements based on the ongoing performance of the remediation system and/or changes to applicable legal and regulatory requirements, we do not consider costs for remediation activities beyond five years to be reasonably estimable. To the extent that capital costs to be incurred more than five years out, such as costs for the construction or decommissioning of remediation systems, can be reasonable estimated such costs are included in our environmental reserves. For sites with multiple future projected cost scenarios for identified feasible investigation and remediation options where no one estimate is more likely than all the others, our policy is to accrue the lowest estimate among the range of estimates. The measurement of our liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in the remediation of similar contaminated sites. Liabilities are established for all sites based on these factors. As assessments and remediation progress at individual sites, these liabilities are reviewed and adjusted to reflect additional technical data and legal information. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other parties potentially being fully or partially liable, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

We believe that our accruals for specific environmental liabilities are adequate based on currently available information. Based upon limited information regarding any incremental remediation or other actions that may be required at these sites, we cannot estimate any further loss or a reasonably possible range of loss related to these matters. Actual costs to be incurred in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown and changing conditions, changing government regulations and legal standards regarding liability.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to annual impairment testing that is conducted each calendar year in the fourth quarter. We transitioned from an October 1 annual testing date to a November 1 annual testing date in the fourth quarter of 2021. In making the transition, we performed annual impairment testing for all of our intangible assets on both dates in the fourth quarter of 2021.

The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Interim tests during the year may be required if an event occurs or circumstances change (a "triggering event") that in management's judgement would more likely than not reduce the fair value of a reporting unit below its' carrying amount.

To estimate the fair value of our five reporting units, we use both a discounted cash flow and a market valuation approach. The discounted cash flow approach uses cash flow projections and a discount rate to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, and the current discount and tax rates. For the market approach, we select a group of peer companies that we believe are best representative of each reporting unit. We used a 75% weighting for the discounted cash flow valuation approach and a 25% weighting for the market valuation approach, reflecting our belief that the discounted cash flow valuation approach is a better indicator of a reporting unit's value since it reflects the specific cash flows anticipated to be generated in the future by the business.

In the second quarter of 2022, we determined the performance of our Alluxa reporting unit to be a triggering event for an interim goodwill impairment test and, as a result, we performed an assessment as of June 30, 2022. The fair value of our Alluxa reporting unit, which is included in our Advanced Surface Technologies segment, and is allocated $126.0 million of goodwill, exceeded its carrying value by approximately 21% as of the interim testing date.

At the time of our annual test as of November 1, 2022, our updated forecast and projections based upon our annual strategic plan indicated that Alluxa's cash flows were below the June 30, 2022 assessment estimates, and the discount rate to determine fair value utilizing the income approach was significantly higher. The projection and analysis indicated that the book value of the Alluxa reporting unit exceeded fair value by $65.2 million which has been recognized as an impairment charge in the fourth quarter of 2022. The discount rate to determine the fair value of Alluxa increased from 12.0% as of November 1, 2021 to 14.6% as of November 1, 2022, resulting in a $50 million decline in the fair value of the Alluxa reporting unit utilizing the income approach. A 1% increase in the discount rate as of November 1, 2022 to 15.6% would decrease the fair value of the Alluxa reporting unit and result in an increase in the amount of the impairment being recognized by $11.2 million.

The fair value of our semiconductor reporting unit, included in the Advanced Surface Technologies segment, exceeded book value by approximately 21.8% as of November 1, 2022. A 1% increase in the discount rate as of November 1, 2022 would result in a decrease in the cushion in the test to 12.7%. Separately, a 1% decline in the year-over-year revenue growth rates over the projection period would lower the cushion to 17.3%. The combination of a 1% increase in the discount rate and a 1% decline in the year-over-year revenue growth rates would lower the cushion to 8.8%.

The fair value of the three reporting units of our Sealing Technologies segment all exceeded their respective carrying values by more than 60% as of November 1, 2022. We completed our annual impairment tests of goodwill as of November 1, 2021, October 1, 2021 and 2020 with no impairment indicated.

Annual assessments are conducted in the context of information that was reasonably available to us as of the date of the assessment including our best estimates of future sales volumes and prices; material and labor cost and availability; operational efficiency including the impact of projected capital asset additions, and the then current discount rates and tax rates. We will perform our next annual goodwill impairment tests as of November 1, 2023; or earlier, if adverse changes in circumstances result in our assessment that a triggering event has occurred at any of our reporting units and an interim test is required.

Other intangible assets are recorded at cost or, when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology-related assets, trademarks, licenses, and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 1 to 21 years. Intangible assets with indefinite lives are subject to at least annual impairment testing, which were conducted as of November 1 in 2022 and 2021, and as of October 1, 2021 and 2020. The impairment testing compares the fair value of the intangible asset with its' carrying amount using the relief from royalty method. The test completed as of November 1, 2022 and 2021, indicated no impairment. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying value or change the useful life of the asset.

In 2020, sales declines by businesses utilizing two of the indefinite-lived trademarks within our Sealing Technologies segment were determined to be triggering events for an interim impairment analysis. Based on the results of this analysis, we recorded a $16.1 million impairment of indefinite-lived trademarks in the third quarter of 2020.

Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change in future periods. These changes could result in future impairments. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" as well as Notes 1 and 9 to the Consolidated Financial Statements.

Impact of Pending Accounting Pronouncements

See Note 1, "Overview, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Guidance," to our consolidated financial statements for a discussion of recently issued accounting guidance that we have not yet adopted.

Contingencies

A description of our contingencies is included in Note 20 to the Consolidated Financial Statements in this report, which is incorporated herein by reference.

Supplemental Guarantor Financial Information

On October 17, 2018, we completed the offering of the Senior Notes and applied the net proceeds of that offering, together with borrowings under the Revolving Credit Facility, to redeem all of the Old Notes on October 31, 2018. The Senior Notes are fully and unconditionally guaranteed on an unsecured, unsubordinated, joint and several basis by our existing and future wholly owned direct and indirect domestic subsidiaries, that are each guarantors of our Revolving Credit Facility, including subsidiaries that were wholly owned at the time they provided the guarantee but thereafter became majority owned subsidiaries (collectively, the "Guarantor Subsidiaries"). The Guarantor Subsidiaries at December 31, 2020 comprise all of our consolidated domestic subsidiaries at that date. Our subsidiaries organized outside of the United States, (collectively, the "Non-Guarantor Subsidiaries") did not guarantee the Old Notes and do not guarantee the Senior Notes.

The Guarantor Subsidiaries jointly and severally guarantee on an unsecured, unsubordinated basis the performance and punctual payment when due, whether at stated maturity of the Senior Notes, by acceleration or otherwise, all of our obligations under the Senior Notes and the indenture governing the Senior Notes (the "Indenture"), whether for payment of principal of, premium, if any, or interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Guarantor Subsidiaries are referred to as the "Guaranteed Obligations"). The Guarantor Subsidiaries have jointly and severally agreed to pay, in addition to the obligations stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the trustee (the "Trustee") under the Indenture in enforcing any rights under their guarantees of the Guaranteed Obligations.

Each guarantee of a Guarantor Subsidiary is limited to an amount not to exceed the maximum amount that can be guaranteed by it without rendering the guarantee, as it relates to such Guarantor Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Each guarantee of a Guarantor Subsidiary is a continuing guarantee and shall inure to the benefit of and be enforceable by the Trustee, the holders of the Senior Notes and their successors, transferees and assigns and, subject to the provisions described in the following sentence, remains in full force and effect until payment in full of all of the Guaranteed Obligations of such Guarantor Subsidiary and is binding upon such Guarantor Subsidiary and its successors. A guarantee of the Senior Notes by a Guarantor Subsidiary is subject to release in the following circumstances: (i) the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the capital stock of the subsidiary made in a manner not in violation of the Indenture; (ii) the designation of the subsidiary as an "Unrestricted Subsidiary" under the Indenture; (iii) the legal defeasance or covenant defeasance of the Senior Notes in accordance with the terms of the Indenture; or (iv) the subsidiary ceasing to be our subsidiary as a result of any foreclosure of any pledge or security interest securing our Revolving Credit Facility or other exercise of remedies in respect thereof.

The following tables present summarized financial information for EnPro Industries, Inc. (the "Parent") and the Guarantor Subsidiaries on a combined basis after intercompany eliminations.

The summarized results of operations information for the year ended December 31, 2022 was as follows:

(In Millions)	Parent and Guarantor Subsidiaries	
Net sales	$	797.8
Gross profit	$	257.7
Loss from continuing operations	$	(84.8)
Income from discontinued operations, net of taxes		60.2
Net loss	$	(24.6)
Net loss attributable to Enpro Industries, Inc	$	(21.8)

Of the $60.2 million reported in income from discontinued operations, net of taxes, $53.1 million related to gain on the sale of discontinued operations recognized by a subsidiary that is guarantor of the Senior Notes and the remaining $7.1 million related to the operations of former subsidiary guarantors of the Senior Notes included in discontinued operations, which, as of the date of this report, have been divested and are no longer guarantors of the Senior Notes.

The summarized balance sheet information at December 31, 2022 was as follows:

(In Millions)	Parent and Guarantor Subsidiaries	
ASSETS		
Current assets	$	454.5
Non-current assets		1,517.3
Total assets	$	1,971.8
LIABILITIES AND EQUITY		
Current liabilities	$	158.5
Non-current liabilities		1,067.6
Total liabilities		1,226.1
Redeemable non-controlling interest		17.9
Shareholders' equity		727.8
Total liabilities and equity	$	1,971.8

The table above reflects $11.7 million of current intercompany receivables due to the Guarantor Subsidiaries from the Non-Guarantor Subsidiaries and $9.3 million of current intercompany payables due to the Non-Guarantor Subsidiaries from the Guarantor Subsidiaries within current assets and liabilities held and used.

The Senior Notes are structurally subordinated to the indebtedness and other liabilities of the Non-Guarantor Subsidiaries. The Non-Guarantor Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Indenture, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that the Company or the Guarantor Subsidiaries have to receive any assets of any of the Non-Guarantor Subsidiaries upon the liquidation or reorganization of any Non-Guarantor Subsidiary, and the consequent rights of holders of Senior Notes to realize proceeds from the sale of any of a Non-Guarantor Subsidiary's assets, would be effectively subordinated to the claims of such Non-Guarantor Subsidiary's creditors, including trade creditors and holders of preferred equity interests, if any, of such Non-Guarantor Subsidiary. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, the Non-Guarantor Subsidiaries will pay the holders of their debts, holders of preferred equity interests, if any, and their trade creditors before they will be able to distribute any of their assets to the Company or any Guarantor Subsidiaries.

If a Guarantor Subsidiary were to become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer or conveyance law, a court may avoid, subordinate or otherwise decline to enforce its guarantee of the Senior Notes. A court might do so if it is found that when such Guarantor Subsidiary entered into its guarantee of the Senior Notes, or in some states when payments became due under the Senior Notes, such Guarantor Subsidiary received less than reasonably equivalent value or fair consideration and either:

- was insolvent or rendered insolvent by reason of such incurrence;

- was left with unreasonably small or otherwise inadequate capital to conduct our business; or

- believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also avoid the guarantee of the Senior Notes without regard to the above factors, if the court found that the Guarantor Subsidiary entered into its guarantee with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a Guarantor Subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee of the Senior Notes, if such Guarantor Subsidiary did not substantially benefit directly or indirectly from the funding made available by the issuance of the Senior Notes. If a court were to avoid a guarantee of the Senior Notes provided by a Guarantor Subsidiary, holders of the Senior Notes would no longer have any claim against such Guarantor Subsidiary. The measures of insolvency for purposes of these fraudulent transfer or conveyance laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer or conveyance has occurred, such that we cannot predict what standards a court would use to determine whether or not a Guarantor Subsidiary was solvent at the relevant time or, regardless of the standard that a court uses, that the guarantee of a Guarantor Subsidiary would not be subordinated to such Guarantor Subsidiary's other debt. As noted above, each guarantee provided by a Guarantor Subsidiary includes a provision intended to limit the Guarantor Subsidiary's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer or conveyance. This provision may not be effective to protect those guarantees from being avoided under fraudulent transfer or conveyance law, or it may reduce that Guarantor Subsidiary's obligation to an amount that effectively makes its guarantee worthless, and we cannot predict whether a court will ultimately find it to be effective.

On the basis of historical financial information, operating history and other factors, we believe that each of the Guarantor Subsidiaries, after giving effect to the issuance of its guarantee of the Senior Notes when such guarantee was issued, was not insolvent, did not have unreasonably small capital for the business in which it engaged and did not and has not incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures

Reconciliation of Adjusted Income from Continuing Operations Attributable to EnPro Industries, Inc.

We believe that it would be helpful to the readers of the financial statements to understand the impact of certain selected items on our reported income from continuing operations attributable to EnPro Industries, Inc. and diluted earnings per share attributable to EnPro Industries, Inc. continuing operations, including items that may recur from time to time. The items adjusted for in these non-GAAP financial measures are those that are excluded by management in budgeting or projecting for performance in future periods, as they typically relate to events specific to the period in which they occur. Accordingly, these are some of the factors the company uses in internal evaluations of the overall performance of its businesses. In addition, management believes these non-GAAP financial measures are commonly used financial measures for investors to evaluate the company's operating performance and, when read in conjunction with the company's consolidated financial statements, present a useful tool to evaluate the company's ongoing operations and performance from period to period. Management acknowledges that there are many items that impact a company's reported results and the adjustments reflected in these non-GAAP financial measures are not intended to present all items that may have impacted these results. In addition, these non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies.

A reconciliation of (i) income (loss) from continuing operations attributable to EnPro Industries, Inc. to adjusted income from continuing operations attributable to EnPro Industries, Inc., including on a per share basis, and (ii) income (loss) from continuing operations attributable to EnPro Industries, Inc. to adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In Millions Except Per Share Amounts)	Years Ended December 31,					
	2022			2021		
	$	Average common shares outstanding, diluted	Per Share	$	Average common shares outstanding, diluted	Per Share
Income from continuing operations attributable to EnPro Industries, Inc.	$ 6.7	20.9	$0.32	$56.9	20.8	$2.74
Net income (loss) attributable to redeemable non-controlling interests	(2.8)			0.4		
Income tax expense	24.4			8.7		
Income from continuing operations before income taxes	28.3			66.0		
Adjustments from selling, general, and administrative:						
Acquisition and divestiture expenses	1.2			15.6		
Non-controlling interest compensation allocation[1]	(0.7)			4.9		
Amortization of acquisition-related intangible assets	74.8			42.1		
Adjustments from other operating expense and cost of sales:						
Restructuring and impairment costs	2.9			2.5		
Amortization of the fair value adjustment to acquisition inventory	13.1			9.4		
Adjustments from other non-operating expense						
Asbestos receivable adjustment	2.8			—		
Environmental reserve adjustments	5.1			8.3		
Costs associated with previously disposed businesses	0.3			0.4		
Net loss (gain) on sale of businesses	0.6			(17.5)		
Pension income (non-service cost)	(3.6)			(8.4)		
Tax indemnification asset [2]	0.9			3.0		
Goodwill impairment	60.6			—		
Foreign exchange losses related to the divestiture of GGB[5]	3.8			—		
Other adjustments [6]						
Other	0.2			(0.2)		
Adjusted income from continuing operations before income taxes	190.3			126.1		
Adjusted tax expense	(51.3)			(37.8)		
Income from redeemable non-controlling interest, net of taxes	2.8			(0.4)		
Adjusted income from continuing operations attributable to EnPro Industries, Inc.	$ 141.8	20.9	$6.79 [3]	$87.9	20.8	$4.23 [3]

| | Year Ended December 31, | | |
| | 2020 | | |
(In Millions Except Per Share Amounts)	$	Average common shares outstanding, diluted	Per Share
Loss from continuing operations attributable to EnPro Industries, Inc.	$ (21.4)	20.5	$ (1.05)
Net income attributable to redeemable non-controlling interests	0.4		
Income tax benefit	(2.5)		
Loss from continuing operations before income taxes	(23.5)		
Adjustments from selling, general, and administrative:			
Acquisition and divestiture expenses	10.9		
Non-controlling interest compensation allocation[1]	2.6		
Amortization of acquisition-related intangible assets	34.1		
Adjustments from other operating expense and cost of sales:			
Restructuring and impairment costs	14.3		
Amortization of the fair value adjustment to acquisition inventory	2.8		
Impairment of indefinite-lived trademarks	16.1		
Adjustments from other non-operating expense			
Environmental reserve adjustments	36.0		
Costs associated with previously disposed businesses	2.1		
Loss on extinguishment of debt	2.7		
Pensions expense (non-service cost)	(3.1)		
Other adjustments [6]			
Other	0.2		
Adjusted income from continuing operations before income taxes	95.2		
Adjusted tax expense	(28.6)		
Income from redeemable non-controlling interest, net of taxes	(0.4)		
Adjusted income from continuing operations attributable to EnPro Industries, Inc.	$ 66.2	20.6 [4]	3.21 [3]

Adjustments in the tables above only reflect amounts attributable to EnPro Industries, Inc.

[1] Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa that was and is subject to reduction for certain types of employment terminations of the LeanTeq and Alluxa sellers and is directly related to the terms of the respective acquisition. This expense will continue to be recognized as compensation expense over the term of the put and call options associated with the acquisition unless certain employment terminations have occurred. In the fourth quarter of 2022, EnPro acquired all of the LeanTeq non-controlling interests.

[2] In connection with the acquisition of Aseptic in 2019, we recognized a liability for uncertain tax positions and a related indemnification asset for the portion of that liability recoverable from the seller. We determined the statute of limitations expired on some of the uncertain tax positions in 2021 and 2022 and, accordingly, removed a portion of the liability and receivable. The release of the related liability was recorded as part of our tax expense for the year ended December 31, 2021 and December 31, 2022 and the reversal of the related receivable was recorded as an expense in other non-operating income (expense) on our consolidated statement of operations.

[3] Adjusted diluted earnings per share.

4 There were 0.1 million potentially dilutive shares in the year ended December 31, 2020 that were excluded from the calculation of consolidated earnings per share in that period since they were antidilutive. These shares were added back for the purpose of calculating adjusted income from continuing operations attributable to EnPro Industries, Inc. per share.

5 In connection with the sale of GGB, accounted for as a discontinued operation, in the fourth quarter of 2022, we issued an intercompany note between a domestic and foreign entity that was denominated in a foreign currency. As a result of this note, we recorded a loss due to the change in exchange rate during December 2022. In January 2023, we hedged the outstanding notes and expect future gains or losses to be minimal.

6 Other adjustments are included in selling, general, and administrative, cost of sales, and other operating expenses on the consolidated statement of operations.

The adjusted income tax expense presented above is calculated using a normalized company-wide effective tax rate excluding discrete items of 27.0% for 2022 and 30.0% for 2021 and 2020. Per share amounts were calculated by dividing by the weighted-average shares of diluted common stock outstanding during the periods.

Reconciliation of Income (Loss) from Continuing Operations Attributable to EnPro Industries, Inc. to Adjusted EBITDA

	Years Ended December 31,		
	2022	2021	2020
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$ 6.7 $	56.9 $	(21.4)
Net income (loss) attributable to redeemable non-controlling interests	(2.8)	0.4	0.4
Income (loss) from continuing operations	3.9	57.3	(21.0)
Adjustments to arrive at earnings before interest, income taxes, depreciation, amortization, and other selected items (" Adjusted EBITDA"):			
Interest expense, net	33.9	13.7	14.9
Income tax expense (benefit)	24.4	8.7	(2.5)
Depreciation and amortization expense	103.1	63.8	56.6
Restructuring and impairment expense	2.9	2.5	14.3
Environmental reserve adjustments	5.1	8.3	36.0
Costs associated with previously disposed businesses	0.3	0.4	2.1
Net loss (gain) on sale of businesses	0.6	(17.5)	2.7
Acquisition and divestiture expense	1.2	15.6	11.2
Pension income (non-service cost)	(3.6)	(8.4)	(3.1)
Non-controlling interest compensation allocations [1]	(0.6)	5.3	2.9
Impairment of indefinite-lived trademarks	—	—	16.1
Asbestos receivable adjustment	2.8	—	—
Amortization of the fair value adjustment to acquisition date inventory	13.3	9.9	3.0
Tax indemnification asset [2]	0.9	3.0	—
Goodwill impairment	65.2	—	—
Foreign exchange losses related to the divestiture of GGB[3]	3.8	—	—
Other	0.2	(0.2)	0.2
Adjusted EBITDA	$ 257.4 $	162.4 $	133.4

1 Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa that was and is subject to reduction for certain types of employment terminations of the LeanTeq Executives and the Alluxa Executives and is directly related to the terms of the respective acquisition. This expense will continue to be recognized as compensation expense over the term of the put and call options associated with the acquisition unless certain employment terminations have occurred. In the fourth quarter of 2022, EnPro acquired all of the LeanTeq non-controlling interests.

41

[2] In connection with the acquisition of Aseptic in 2019, we recognized a liability for uncertain tax positions and a related indemnification asset for the portion of that liability recoverable from the seller. We determined the statute of limitations expired on some of the uncertain tax positions in 2021 and, accordingly, removed a portion of the liability and receivable. The release of the related liability was recorded as part of our tax expense for the year ended December 31, 2021 and the reversal of the related receivable was recorded as an expense in other non-operating income (expense) on our consolidated statement of operations.

[3] In connection with the sale of GGB, accounted for as a discontinued operation, in the fourth quarter of 2022, we issued an intercompany note between a domestic and foreign entity that was denominated in a foreign currency. As a result of this note, we recorded a loss due to the change in exchange rate during December 2022. In January 2023, we hedged the outstanding notes and expect future gains or losses to be minimal.

Adjusted EBITDA as presented in the table above also represents the amount defined as "EBITDA" under the indenture governing the Senior Notes.

Reconciliation of Income (Loss) from Continuing Operations Attributable to EnPro Industries, Inc. to Total Adjusted Segment EBITDA

The reconciliation of income (loss) from continuing operations attributable to EnPro Industries, Inc. to total adjusted segment EBITDA for the years ended December 31, 2022, 2021 and 2020 is included in "—Results of Operations."

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates and interest rates that could affect our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through normal operating and financing activities and through the use of derivative financial instruments. We intend to use derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

We are exposed to interest rate risk as a result of our outstanding debt obligations. The table below provides information about the maturities of our fixed rate debt obligations as of December 31, 2022. The table represents principal cash flows (in millions) and related weighted average interest rates by the contractual maturity dates.

	2023	2024	2025	2026	2027	Total	Fair Value
Fixed rate debt	$ 0.2	$ 0.2	$ 0.2	$ 350.2	$ 0.1	$ 350.9	$ 344.6
Average interest rate	4.0 %	4.0 %	4.1 %	5.8 %	5.1 %	5.8 %	

The table above excludes unamortized debt discount of $3.1 million at December 31, 2022.

Additionally, we had $441.1 million outstanding on the Amended Credit Agreement as of December 31, 2022, which has a variable interest rate that adjusts at least quarterly. A change in interest rates on variable-rate debt affects the interest expense incurred and cash flows, but does not affect the net balance sheet liability of the financial instrument.

Foreign Currency Risk

We are exposed to foreign currency risks arising from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to control our exposure to these risks and limit the volatility in our reported earnings due to foreign currency fluctuations through our normal operating activities and, where appropriate, through foreign currency forward contracts and option contracts. In December 2022, we entered into a forward contract to hedge a 95 million Euro exposure of an intercompany note agreement related to the proceeds from the GGB sale allocated to foreign subsidiaries. We expect this position to be resolved in 2023. The notional amount of foreign exchange contracts hedging foreign currency transactions was $103.3 million and $3.3 million as of December 31, 2022 and 2021, respectively. All foreign exchange contracts outstanding at December 31, 2022 expired in January 2023.

Commodity Risk

We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials such as steel, engineered plastics, copper and polymers, are subject to price fluctuations, which could have a negative impact on our results. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and utilize lean initiatives to further mitigate the impact of commodity raw material price fluctuations as we achieve improved efficiencies. We do not hedge commodity risk with any market risk sensitive instruments.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ENPRO INDUSTRIES, INC.
Index to Consolidated Financial Statements

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). The purpose of our disclosure controls and procedures is to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, including this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *Internal Control-Integrated Framework* (2013). Based on our assessment, we have concluded, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

Management does not expect our disclosure controls and procedures or internal controls to prevent all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with polices or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Not applicable.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our directors and officers appearing under the captions "Election of directors," "Corporate governance policies and practices," and information under the caption "Beneficial ownership of our common stock; – Delinquent Section 16(a) reports" in our definitive proxy statement for the 2023 annual meeting of shareholders is incorporated herein by reference.

We have adopted a written code of business conduct (the "Code") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code is available on our Internet site at www.enproindustries.com. We intend to disclose on our Internet site any substantive changes to the Code and any waivers granted under the Code to the specified officers.

ITEM 11.   EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation and Human Resources Committee report on executive compensation," "Compensation discussion and analysis" and "Executive compensation" (other than the information appearing under the heading "Payment versus performance") in our definitive proxy statement for the 2023 annual meeting of shareholders is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership data appearing under the caption "Beneficial ownership of our common stock" in our definitive proxy statement for the 2023 annual meeting of shareholders is incorporated herein by reference.

The table below contains information as of December 31, 2022, with respect to our compensation plans and arrangements (other than our tax-qualified plans) under which we have options, warrants or rights to receive equity securities authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	461,356[1]	$70.46[2]	1,015,808
Equity compensation plans not approved by security holders	—	—	—
Total	461,356[1]	$70.46[2]	1,015,808

(1)   Includes shares issuable under restricted share unit awards under our shareholder-approved equity compensation plans.

(2)   The weighted average exercise price does not take into account awards of phantom shares or restricted share units. Information with respect to these awards is incorporated by reference to the information appearing under the captions "Corporate governance policies and practices — Director compensation," "Compensation discussion and analysis — 2022 executive compensation decisions in detail —Long-term compensation and "Executive compensation — Grants of plan based awards — Restricted stock unit awards" in our definitive proxy statement for the 2023 annual meeting of shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors is set forth under the caption, "Corporate governance policies and practices – Director independence" in our definitive proxy statement for the 2023 annual meeting of shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under the caption "Independent registered public accounting firm" in our definitive proxy statement for the 2023 annual meeting of shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

The financial statements filed as part of this report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

2. Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020 appears on page 99.

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the Consolidated Financial Statements or notes thereto.

3. Exhibits

The exhibits to this report on Form 10-K are listed in the Exhibit Index appearing on pages 47 to 50.

ITEM 16. FORM 10-K SUMMARY

None

EXHIBIT INDEX

2.1	Securities Purchase Agreement dated as of July 19, 2019 between EnPro Industries, Inc., the Sellers listed therein, Shareholder Representative Services LLC, and the Optionholder listed therein relating to the purchase and sale of 100% of the interests of LeanTeq Co., LTD and LeanTeq LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on July 22, 2019 by EnPro Industries, Inc. (File No. 001-31225)
2.2	Membership Interest Purchase Agreement dated as of December 12, 2019 among EnPro Holdings, Inc., Fairbanks Morse, LLC and Arcline FM Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on December 13, 2019 by EnPro Industries, Inc. (File No. 001-31225)
2.3	Merger Agreement dated as of September 25, 2020 among EnPro Industries, Inc., Vision Investment, LLC, Vision Investment Merger Sub, Inc., Alluxa, Inc., Michael Scobey, as representative of the equityholders of Alluxa, Inc. and certain specified shareholders of Alluxa, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on September 28, 2020 by EnPro Industries, Inc. (File No. 001-31225))
2.4	Purchase and Sale Agreement dated as of November 4, 2021 among TCFII NxEdge Holdings, LLC, TCFII NxEdge LLC and EnPro Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on November 5, 2021 (File No. 001-31225))
2.5	Equity and Asset Purchase Agreement dated as of October 12, 2021 among EnPro Holdings, Inc., Compressor Products Holdings Limited (UK), EnPro Hong Kong Holdings Company Limited, Garlock GmbH, Coltec Industries France SAS, Compressor Products International Canada, Inc., Garlock of Canada Ltd., Granite US Holdings Corporation and Granite Holdings II B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on October 12, 2021 (File No. 001-31225))
2.6	Put Option Agreement dated as of October 12, 2021 between EnPro Holdings, Inc., Coltec Industries France SAS and Granite US Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on October 12, 2021 (File No. 001-31225))
2.7	Equity Purchase Agreement dated as of September 5, 2022 between EnPro Holdings, Inc. EnPro Luxembourg Holding Company S.A.R.L., EnPro German Holding GmbH, Coltec Industries Pacific PTE. LTD. and Garlock GmbH and The Timken Company, Groeneveld-Beka GmbH, Groeneveld-Beka France S.a.r.l and Timken Europe B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on September 6, 2022 (File No. 001-31225))
2.8	Put Option Agreement dated as of September 5, 2022 between EnPro Holdings, Inc., EnPro Luxembourg Holding Company S.a.r.l., The Timken Company and Groeneveld-Beka France S.a.r.l. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on September 6, 2022 (File No. 001-31225))
3.1	Restated Articles of Incorporation of EnPro Industries, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Form 10-Q for the period ended June 30, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))
3.2	Amended and Restated Bylaws of EnPro Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on October 31, 2022 by EnPro Industries, Inc. (File No. 001-31225))
4.1	Form of certificate representing shares of common stock, par value $0.01 per share, of EnPro Industries, Inc. (incorporated by reference to Amendment No. 4 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))
4.2	Indenture dated as of October 17, 2018 among EnPro Industries, Inc., the Guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on October 17, 2018 by EnPro Industries, Inc. (File No. 001-31225))
4.3	Description of Capital Stock (incorporated by reference to Exhibit 4.3 to the Form 10-K for the year ended December 31, 2019 filed by EnPro Industries, Inc. (File No. 001-31225))
10.1	Third Amended and Restated Credit Agreement dated as of December 17, 2021 among EnPro Industries, Inc. and EnPro Holdings, Inc., as borrowers, certain foreign subsidiaries of EnPro Industries, Inc. from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 17, 2021 by EnPro Industries, Inc. (File No. 001-31225))
10.2*	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2022 among EnPro Industries, Inc., EnPro Holdings, Inc., the Guarantors party hereto, the Lenders party hereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer

10.3	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.5 to Amendment No. 3 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))
10.4+	EnPro Industries, Inc. 2020 Equity Compensation Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed by EnPro Industries, Inc. on March 26, 2020 (File No. 001-31225))
10.5+	EnPro Industries, Inc. Amended and Restated 2002 Equity Compensation Plan (2016 Amendment and Restatement) (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by EnPro Industries, Inc. on March 31, 2016 (File No. 001-31225))
10.6+	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A dated March 23, 2017 filed by EnPro Industries, Inc. (File No. 001-31225))
10.7+	EnPro Industries, Inc. Long-Term Incentive Plan (2016 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A dated March 23, 2017 filed by EnPro Industries, Inc. (File No. 001-31225))
10.8+	EnPro Industries, Inc. Management Stock Purchase Deferral Plan (2019 Amendment and Restatement) incorporated by reference to Exhibit 10.2 to the Form 10-Q for the period ended March 31, 2019 filed by EnPro Industries, Inc. (File No. 001-31225)
10.9+	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2020 filed by EnPro Industries, Inc. (File No. 001-31225))
10.10+	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2020 filed by EnPro Industries, Inc. (File No. 001-31225))
10.11+*	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (2020 Equity Compensation Plan) (Revised 2023)
10.12+	Form of EnPro Industries, Inc. Notice of Grant of Stock Options and Stock Option Agreement (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2020 filed by EnPro Industries, Inc. (File No. 001-31225))
10.13+*	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Share Award— Stock Settled) (2020 Equity Compensation Plan) (Revised 2023)
10.14+	Form of EnPro Industries, Inc. Notice of Grant of Stock Options and Stock Option Agreement (2020 Equity Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2020 filed by EnPro Industries, Inc. (File No. 001-31225))
10.15+	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2002 Equity Compensation Plan) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed by EnPro Industries, Inc. (File No. 001-31225))
10.16+	Form of EnPro Industries, Inc. Restricted Share Award Agreement (2002 Equity Compensation Plan) (incorporated by reference to Exhibit 10.1 to the Form 8-K dated February 14, 2008 filed with EnPro Industries, Inc. (File No. 001-31225))
10.17+	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (2002 Equity Compensation Plan) (incorporated by reference to Exhibit No. 10.10 to the Form 10-K for the year ended December 31, 2015 filed by EnPro Industries, Inc. (File No. 001-31225))
10.18+	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (2002 Equity Compensation Plan) (incorporated by reference to Exhibit 10.12 to the Form 10-K for the year ended December 31, 2015 filed by EnPro Industries, Inc. (File No. 001-31225))
10.19+	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Cash) (2002 Equity Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2015 filed by EnPro Industries, Inc. (File No. 001-31225))
10.20+	EnPro Industries, Inc. Defined Benefit Restoration Plan (amended and restated effective as of January 1, 2007) (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 2006 filed by EnPro Industries, Inc. (File No. 001-31225))

10.21+	EnPro Industries, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2010) (incorporated by reference to Exhibit 10.16 to the Form 10-K for the year ended December 31, 2013 filed by EnPro Industries, Inc. (File No. 001-31225))
10.22+	Amendment dated December 12, 2014 to EnPro Industries, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2010) (incorporated by reference to Exhibit 10.17 to the Form 10-K for the year ended December 31, 2014 filed by EnPro Industries, Inc. (File No. 001-31225))
10.23+	EnPro Industries, Inc. Deferred Compensation Plan for Non-Employee Directors (as amended and restated effective January 1, 2016) (incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended December 31, 2015 filed by EnPro Industries, Inc. (File No. 001-31225))
10.24+	EnPro Industries, Inc. Outside Directors' Phantom Share Plan (incorporated by reference to Exhibit 10.14 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.25+	Management Continuity Agreement dated as of May 1, 2013 between EnPro Industries, Inc. and Eric A. Vaillancourt (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2013 filed by EnPro Industries, Inc. (File No. 001-31225))
10.26+	Management Continuity Agreement dated as of January 30, 2006 between EnPro Industries, Inc. and J. Milton Childress II (incorporated by reference to Exhibit 10.28 to the Form 10-K for the year ended December 31, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.27+	Management Continuity Agreement dated as of May 5, 2010 between EnPro Industries, Inc. and Robert S. McLean (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended June 30, 2010 filed by EnPro Industries, Inc. (File No. 001-31225))
10.28+	Management Continuity Agreement dated as of March 31, 2015 between EnPro Industries, Inc. and Steven R. Bower (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended March 31, 2015 filed by EnPro Industries, Inc. (File No. 001-31225) (this exhibit is substantially identical to the Management Continuity Agreement between EnPro Industries, Inc. and Susan E. Sweeney dated as of February 10, 2014)
10.29+	EnPro Industries, Inc. Senior Officer Severance Plan (effective as of June 5, 2017) incorporated by reference to Exhibit 10.31 to the Form 10-K for the year ended December 31, 2017 filed by EnPro Industries, Inc. (File No. 001-31225))
10.30+	Letter agreement between EnPro Industries, Inc. and Susan E. Sweeney dated January 26, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8 K filed by EnPro Industries, Inc. on March 4, 2022 (File No. 001-31225))

10.31+*	Summary of Executive and Director Compensation Arrangements
21*	List of Subsidiaries
22.1*	List of Guarantor Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney from Thomas M. Botts
24.2*	Power of Attorney from Felix M. Brueck
24.3*	Power of Attorney from B. Bernard Burns, Jr.
24.4*	Power of Attorney from Diane C. Creel
24.5*	Power of Attorney from Adele M. Gulfo
24.6*	Power of Attorney for Kees van der Graaf
24.7*	Power of Attorney from David L. Hauser
24.8*	Power of Attorney from John Humphrey
24.9*	Power of Attorney for Judith A. Reinsdorf
24.10*	Power of Attorney from William Abbey
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
32*	Certification pursuant to Section 1350
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibits 101.*)

* Items marked with an asterisk are filed herewith.
+ Management contract or compensatory plan required to be filed under Item 15(c) of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, North Carolina on the 1st day of March, 2023.

ENPRO INDUSTRIES, INC.

By: ___/s/ Robert S. McLean___
Robert S. McLean
Executive Vice President, General Counsel and Secretary

By: ___/s/ Steven R. Bower___
Steven R. Bower
Senior Vice President, Controller and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney-in-fact, on behalf of the registrant in the capacities and on the date indicated.

<u>Signatures</u>	<u>Title</u>	<u>Date</u>
/s/ Eric A. Vaillancourt Eric A. Vaillancourt	President and Chief Executive Officer (Principal Executive Officer) and Director	March 1, 2023
/s/ J. Milton Childress II J. Milton Childress II	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2023
/s/ Steven R. Bower Steven R. Bower	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	March 1, 2022
/s/ David L. Hauser David L. Hauser*	Chairman of the Board and Director	March 1, 2023
/s/ William Abbey William Abbey*	Director	March 1, 2023
/s/ Thomas M. Botts Thomas M. Botts*	Director	March 1, 2023
/s/ Felix M. Brueck Felix M. Brueck*	Director	March 1, 2023
/s/ B. Bernard Burns, Jr. B. Bernard Burns, Jr.*	Director	March 1, 2023
/s/ Diane C. Creel Diane C. Creel*	Director	March 1, 2023
/s/ Adele M. Gulfo Adele M. Gulfo*	Director	March 1, 2023
/s/ Kees van der Graaf Kees van der Graaf*	Director	March 1, 2023
/s/ John Humphrey John Humphrey*	Director	March 1, 2023
/s/ Judith A. Reinsdorf Judith A. Reinsdorf*	Director	March 1, 2023

* By: ___/s/ Robert S. McLean___
Robert S. McLean, Attorney-in-Fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of EnPro Industries, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of EnPro Industries, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for inventory valuation in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessment - Alluxa Reporting Unit

As described in Notes 1 and 9 to the consolidated financial statements, the Company's consolidated goodwill balance was $863.8 million as of December 31, 2022, of which $60.8 million relates to the Alluxa reporting unit. Goodwill is not amortized, but instead is subject to impairment testing that is conducted at least annually each calendar year in the fourth quarter. Interim tests during the year may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value. At the November 1, 2022 annual test, the projection and analysis indicated that the book value of the Alluxa reporting unit exceeded fair value by $65.2 million which management recognized as an impairment charge in the fourth quarter of 2022. To estimate the fair value of the reporting units, management uses both a discounted cash flow and a market valuation approach. The key assumptions used for the discounted cash flow and market valuation approaches include projected revenues and profit margins, projected capital expenditures, changes in working capital, the current discount rates, the current tax rates, and market multiples of similar companies.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment for the Alluxa reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Alluxa reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projected revenues, projected profit margins, current discount rate, and market multiples of similar companies; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Alluxa reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Alluxa reporting unit; (ii) evaluating the appropriateness of the discounted cash flow and market valuation approaches; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow and market valuation approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenues, projected profit margins, current discount rate, and market multiples of similar companies. Evaluating management's significant assumptions related to projected revenues and projected profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Alluxa reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow and market valuation approaches and (ii) the reasonableness of the significant assumptions related to the current discount rate and market multiples of similar companies.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 1, 2023

We have served as the Company's auditor since 2004.

FINANCIAL INFORMATION
ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2022, 2021 and 2020
(in millions, except per share data)

	2022	2021	2020
Net sales	$ 1,099.2	$ 840.4	$ 800.0
Cost of sales	675.9	512.3	514.5
Gross profit	423.3	328.1	285.5
Operating expenses:			
Selling, general and administrative	282.8	260.3	230.2
Goodwill impairment	65.2	—	—
Other	3.1	2.4	26.2
Total operating expenses	351.1	262.7	256.4
Operating income	72.2	65.4	29.1
Interest expense	(35.6)	(16.2)	(16.5)
Interest income	1.7	2.5	1.6
Other income (expense)	(10.0)	14.3	(37.7)
Income (loss) from continuing operations before income taxes	28.3	66.0	(23.5)
Income tax benefit (expense)	(24.4)	(8.7)	2.5
Income (loss) from continuing operations	3.9	57.3	(21.0)
Income from discontinued operations, including gain on sale, net of taxes	198.4	121.0	199.0
Net income	202.3	178.3	178.0
Less: net income (loss) attributable to redeemable non-controlling interests	(2.8)	0.4	0.4
Net income attributable to EnPro Industries, Inc.	$ 205.1	$ 177.9	$ 177.6
Income (loss) attributable to EnPro Industries, Inc. common shareholders:			
Income (loss) from continuing operations, net of tax	$ 6.7	$ 56.9	$ (21.4)
Income from discontinued operations, net of tax	198.4	121.0	199.0
Net income attributable to EnPro Industries, Inc.	$ 205.1	$ 177.9	$ 177.6
Basic earnings (loss) per share attributable to EnPro Industries, Inc.:			
Continuing operations	$ 0.32	$ 2.76	$ (1.05)
Discontinued operations	9.54	5.88	9.69
Net income per share	$ 9.86	$ 8.64	$ 8.64
Diluted earnings (loss) per share attributable to EnPro Industries, Inc.:			
Continuing operations	$ 0.32	$ 2.74	$ (1.05)
Discontinued operations	9.51	5.83	9.69
Net income per share	$ 9.83	$ 8.57	$ 8.64

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2022, 2021 and 2020
(in millions)

	2022	2021	2020
Net income attributable to EnPro Industries, Inc.	$ 205.1	$ 177.9	$ 177.6
Other comprehensive income:			
Foreign currency translation adjustments	(34.1)	19.8	24.9
Pension and postretirement benefits adjustment (excluding amortization)	(17.0)	4.8	7.8
Pension settlements and curtailments	(1.0)	—	(0.8)
Amortization of pension and postretirement benefits included in net income	0.8	0.9	5.5
Other comprehensive income (loss), before tax	(51.3)	25.5	37.4
Income tax expense related to items of other comprehensive income	—	(5.6)	(2.9)
Other comprehensive income (loss), net of tax	(51.3)	19.9	34.5
Less: other comprehensive income (loss) attributable to non-controlling interests	(3.4)	0.4	3.0
Other comprehensive income (loss), net of tax attributable to EnPro Industries, Inc	(47.9)	19.5	31.5
Comprehensive income attributable to EnPro Industries, Inc.	$ 157.2	$ 197.4	$ 209.1

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022, 2021 and 2020
(in millions)

	2022	2021	2020
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income	$ 202.3	$ 178.3	$ 178.0
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of taxes	(198.4)	(121.0)	(199.0)
Taxes related to sale of discontinued operations	(25.8)	—	(38.7)
Depreciation	25.5	18.2	19.2
Amortization	77.6	45.6	37.4
Goodwill impairment	65.2	—	—
Loss (gain) on sale of businesses	0.6	(17.6)	2.6
Asset impairments	1.3	0.1	26.5
Deferred income taxes	(14.0)	(5.5)	(9.0)
Stock-based compensation	6.5	5.0	5.4
Other non-cash adjustments	4.9	1.7	3.9
Change in assets and liabilities, net of effects of acquisitions and divestitures of businesses:			
Accounts receivable, net	(0.1)	(16.9)	14.8
Inventories	(18.0)	(5.4)	12.6
Accounts payable	1.5	9.9	(0.4)
Income taxes, net	(14.6)	17.7	(16.7)
Other current assets and liabilities	(22.5)	13.6	(14.1)
Other non-current assets and liabilities	14.1	0.4	19.6
Net cash provided by operating activities of continuing operations	106.1	124.1	42.1
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Purchases of property, plant and equipment	(29.4)	(14.9)	(13.4)
Proceeds from sale of businesses	301.9	224.3	475.1
Payments for acquisitions, net of cash acquired	(31.2)	(856.8)	(238.3)
Receipt from settlement of derivative contract	27.4	—	—
Other	(0.1)	—	(2.0)
Net cash provided by (used in) investing activities of continuing operations	268.6	(647.4)	221.4
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Proceeds from debt	61.0	715.0	29.9
Repayments of debt, including premiums to par value	(398.0)	(79.0)	(168.2)
Issuance of common stock	—	10.0	—
Dividends paid	(23.4)	(22.4)	(21.7)
Other	(7.6)	(5.4)	(7.3)
Net cash provided by (used in) financing activities of continuing operations	(368.0)	618.2	(167.3)
CASH FLOWS OF DISCONTINUED OPERATIONS			
Operating cash flows	21.3	17.9	8.5
Investing cash flows	(5.1)	(3.8)	(4.5)
Net cash provided by discontinued operations	16.2	14.1	4.0
Effect of exchange rate changes on cash and cash equivalents	(26.6)	(0.4)	8.1
Net increase (decrease) in cash and cash equivalents	(3.7)	108.6	108.3
Cash and cash equivalents at beginning of year	338.1	229.5	121.2
Cash and cash equivalents at end of year	$ 334.4	$ 338.1	$ 229.5
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 31.5	$ 14.9	$ 16.1
Income taxes, net of refunds received	$ 80.8	$ 6.4	$ 67.2
Non-cash investing and financing activities			
Non-cash acquisitions of property, plant and equipment	$ 0.7	$ 0.7	$ 1.6

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
(in millions, except share amounts)

	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 334.4	$ 338.1
Accounts receivable, less allowance for doubtful accounts of $2.9 in 2022 and of $2.1 in 2021	137.1	145.0
Inventories	151.9	135.9
Prepaid expenses and other current assets	44.9	35.8
Current assets of discontinued operations	15.9	149.9
Total current assets	684.2	804.7
Property, plant and equipment, net	185.2	184.3
Goodwill	863.8	948.0
Other intangible assets, net	799.8	894.2
Other assets	114.8	143.4
Total assets	$ 2,647.8	$ 2,974.6
LIABILITIES AND EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 15.6	$ 12.7
Short-term debt	—	149.3
Accounts payable	73.4	72.0
Accrued expenses	120.2	116.5
Current liabilities of discontinued operations	2.3	35.8
Total current liabilities	211.5	386.3
Long-term debt	775.1	963.9
Deferred taxes and non-current income taxes payable	136.5	166.1
Other liabilities	111.7	137.9
Total liabilities	1,234.8	1,654.2
Commitments and contingent liabilities		
Redeemable non-controlling interest	17.9	50.1
Shareholders' equity		
Common stock – $.01 par value; 100,000,000 shares authorized; issued 20,996,739 shares at December 31, 2022 and 20,915,793 shares at December 31, 2021	0.2	0.2
Additional paid-in capital	299.2	303.6
Retained earnings	1,130.2	953.1
Accumulated other comprehensive income (loss)	(33.3)	14.6
Common stock held in treasury, at cost – 179,345 shares at December 31, 2022 and 180,848 shares at December 31, 2021	(1.2)	(1.2)
Total shareholders' equity	1,395.1	1,270.3
Total liabilities and equity	$ 2,647.8	$ 2,974.6

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2022, 2021 and 2020
(dollars and shares in millions, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Permanent Shareholders' Equity	Redeemable non-controlling interest
	Shares	Amount						
Balance, December 31, 2019	20.6	$ 0.2	$ 292.1	$ 641.9	$ (36.4)	$ (1.2)	$ 896.6	$ 28.0
Adoption of new accounting standard	—	—	—	(0.1)	—	—	(0.1)	—
Alluxa acquisition	—	—	—	—	—	—	—	16.9
Net income	—	—	—	177.6	—	—	177.6	0.4
Other comprehensive income	—	—	—	—	31.5	—	31.5	3.0
Dividends ($1.04 per share)	—	—	—	(21.7)	—	—	(21.7)	—
Share repurchases	(0.1)	—	(5.3)	—	—	—	(5.3)	—
Incentive plan activity	—	—	4.8	—	—	—	4.8	—
Other	—	—	(2.0)	—	—	—	(2.0)	0.1
Balance, December 31, 2020	20.5	0.2	289.6	797.7	(4.9)	(1.2)	1,081.4	48.4
Net income	—	—	—	177.9	—	—	177.9	0.4
Other comprehensive income	—	—	—	—	19.5	—	19.5	0.4
Dividends ($1.08 per share)	—	—	—	(22.6)	—	—	(22.6)	—
Incentive plan activity	0.1	—	5.0	—	—	—	5.0	—
Other	0.1	—	9.0	0.1	—	—	9.1	0.9
Balance, December 31, 2021	20.7	0.2	303.6	953.1	14.6	(1.2)	1,270.3	50.1
Net income	—	—	—	205.1	—	—	205.1	(2.8)
Other comprehensive loss	—	—	—	—	(47.9)	—	(47.9)	(3.4)
Dividends ($1.12 per share)	—	—	—	(23.4)	—	—	(23.4)	—
Incentive plan activity	0.1	—	—	—	—	—	—	—
Acquisition of LeanTeq minority ownership	—	—	—	—	—	—	—	(35.0)
Other	—	—	(4.4)	(4.6)	—	—	(9.0)	9.0
Balance, December 31, 2022	20.8	$ 0.2	$ 299.2	$ 1,130.2	$ (33.3)	$ (1.2)	$ 1,395.1	$ 17.9

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Overview, Basis of Presentation, and Significant Accounting Policies**

   Overview

   EnPro Industries, Inc. ("we," "us," "our," "EnPro," or the "Company") is a leading-edge industrial technology company focused on critical applications across a diverse group of growing end markets such as semiconductor, photonics, industrial process, aerospace, food, biopharma and life sciences. EnPro is a leader in applied engineering and designs, develops, manufactures, and markets proprietary, value-added products and solutions that safeguard a variety of critical environments.

   Over the past several years, we have executed several strategic initiatives to focus the portfolio of businesses where we offer proprietary, industrial technology-related products and solutions with high barriers to entry, compelling margins, strong cash flow, and perpetual recurring/aftermarket revenue in markets with favorable secular tailwinds.

   Basis of Presentation

   The Consolidated Financial Statements reflect the accounts of the Company and our majority-owned and controlled subsidiaries. All intercompany accounts and transactions between our consolidated operations have been eliminated.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures regarding contingent assets and liabilities at period end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Summary of Significant Accounting Policies

   Inventory – Effective July 1, 2022, we changed our method of determining cost for certain inventories from a LIFO basis to a FIFO basis for all of our inventories that were still accounted for under LIFO. We concluded the FIFO basis of accounting is the preferable method for determining inventory cost for our businesses because it improves comparability with our peers, harmonizes our accounting for inventory across all locations, more accurately reflects the current value and physical flow of inventory, and aligns operationally with how management views the performance of the business. Inventories are recorded at the lower of cost or net realizable value.

   We retrospectively applied this change in accounting principle to all prior periods, including discontinued operations; and recorded a cumulative effect adjustment to increase the January 1, 2020 inventory balance by $2.7 million, an increase to the January 1, 2020 current assets of discontinued operations balance by $10.0 million, and an increase to retained earnings by $9.7 million (net of tax). The Consolidated Statement of Operations for the quarter and year ended December 31, 2021 and 2020, Consolidated Statement of Cash flows for the year ended December 31, 2021 and 2020, and the Consolidated Balance Sheet at December 31, 2021 have been retrospectively adjusted to reflect the change in accounting principle. Had we continued to apply LIFO, cost of sales for the year ended December 31, 2022, would have been $4.0 million higher, inventory would have been $7.8 million lower. At December 31, 2022, income from discontinued operations, including gain on sale, net of tax, would have been approximately $0.1 million lower for the fiscal year ended December 31, 2022, and current assets of discontinued operations at December 31, 2022 would have been unchanged.

   The impact of our change in accounting method for valuing certain inventories on our previously issued financial statements is presented in the following tables:

Consolidated Statement of Operations

(in millions)

	Year Ended December 31, 2021		
	As Reported [1]	Effect of Change	As Adjusted
Cost of sales	$ 511.8	$ 0.5	$ 512.3
Gross profit	328.6	(0.5)	328.1
Operating income	65.9	(0.5)	65.4
Income from continuing operations before income taxes	66.5	(0.5)	66.0
Income tax expense	(8.8)	0.1	(8.7)
Income from continuing operations	57.7	(0.4)	57.3
Income from discontinued operations, including gain on sale, net of tax	121.4	(0.4)	121.0
Net income	179.1	(0.8)	178.3
Net income attributable to EnPro Industries, Inc.	$ 178.7	$ (0.8)	$ 177.9

Consolidated Statement of Operations

(in millions)

	Year Ended December 31, 2020		
	As Reported [1]	Effect of Change	As Adjusted
Cost of sales	$ 514.0	$ 0.5	$ 514.5
Gross profit	286.0	(0.5)	285.5
Operating income	29.6	(0.5)	29.1
Income from continuing operations before income taxes	(23.0)	(0.5)	(23.5)
Income tax benefit	2.4	0.1	2.5
Income from continuing operations	(20.6)	(0.4)	(21.0)
Income from discontinued operations, net of tax	206.3	(7.3)	199.0
Net income	185.7	(7.7)	178.0
Net income attributable to EnPro Industries, Inc.	$ 185.3	$ (7.7)	$ 177.6

Consolidated Balance Sheet

(in millions)

	December 31, 2021		
	As Reported [1]	Effect of Change	As Adjusted
Inventories	$ 132.1 $	3.8 $	135.9
Current assets of discontinued operations	148.9	1.0	149.9
Total current assets	799.9	4.8	804.7
Total assets	$ 2,969.8 $	4.8 $	2,974.6
Current liabilities of discontinued operations	$ 35.5 $	0.3 $	35.8
Total current liabilities	386.0	0.3	386.3
Deferred taxes and non-current income taxes payable	165.2	0.9	166.1
Total liabilities	1,653.0	1.2	1,654.2
Retained earnings	949.5	3.6	953.1
Total shareholders' equity	1,266.7	3.6	1,270.3
Total liabilities and equity	$ 2,969.8 $	4.8 $	2,974.6

Consolidated Statement of Cash Flows

(in millions)

	Year Ended December 31, 2021		
	As Reported [1]	Effect of Change	As Adjusted
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income	$ 179.1 $	(0.8) $	178.3
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Deferred income taxes	(5.4)	(0.1)	(5.5)
Change in assets and liabilities, net of effects of divestitures of businesses:			
Inventories	(5.9)	0.5	(5.4)
Net cash provided by operating activities of continuing operations	$ 123.7 $	(0.4) $	124.1
CASH FLOW OF DISCONTINUED OPERATIONS			
Operating cash flows	17.5	0.4	17.9
Net cash provided by discontinued operations	$ 13.7 $	0.4 $	14.1

Consolidated Statement of Cash Flows

(in millions)

	Year Ended December 31, 2020		
	As Reported [1]	Effect of Change	As Adjusted
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income	$ 185.7 $	(7.7) $	178.0
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of taxes	(206.3)	7.3	(199.0)
Deferred income taxes	(8.9)	(0.1)	(9.0)
Change in assets and liabilities, net of effects of divestitures of businesses:			
Inventories	12.1	0.5	12.6
Net cash provided by operating activities of continuing operations	$ 42.1 $	— $	42.1

[1] As Reported represents the consolidated financial statement balances that have been recast for discontinued operations exclusive of the impact of our change in accounting method from LIFO to FIFO.

Revenue Recognition – The largest stream of revenue is product revenue for shipments of the various products discussed further in Note 19, "Business Segment Information," along with a smaller amount of revenue from services that typically take place over a short period of time. We recognize revenue at a point in time following the transfer of control, which typically occurs when a product is shipped or delivered, depending on the terms of the sale agreement, or when services are rendered. Shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold as a fulfillment cost when control of the product transfers to the customer. Payment from customers is typically due within 30 days of the sale for sales in the U.S. For sales outside of the U.S., payment terms may be longer based upon local business customs, but are typically due no later than 90 days after the sale.

At December 31, 2022, we had a backlog of orders of continuing operations valued at $310.7 million of which $123.9 million related to Sealing Technologies and $186.8 million related to Advanced Surface Technologies compared with $274.7 million at December 31, 2021 of which $102.8 million related to Sealing Technologies and $171.9 million related to Advanced Surface Technologies. Approximately 7% of the backlog is expected to be filled beyond 2023. Backlog represents orders on hand we believe to be firm. However, there is no certainty the backlog orders will result in actual sales at the times or in the amounts ordered.

Redeemable Non-Controlling Interests – Non-controlling interests in subsidiaries that are redeemable for cash or other assets outside of the our control are classified as mezzanine equity, outside of equity and liabilities, at the greater of the carrying value or the redemption value. The increases or decreases in the estimated redemption amount are recorded with corresponding adjustments against equity and are reflected in the computation of earnings per share. At December 31, 2022, the redeemable non-controlling interest relates solely to Alluxa.

Foreign Currency Translation – The financial statements of those operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated into U.S. dollars using current exchange rates, and income statement activities are translated using average exchange rates. The foreign currency translation adjustment is included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Gains and losses on foreign currency transactions are included in operating income. Foreign currency transaction losses (gains) totaled $(4.8) million, $1.7 million, and $3.0 million, respectively, in 2022, 2021, and 2020.

Research and Development Expense – Costs related to research and development activities are expensed as incurred. We perform research and development primarily under Company-funded programs for commercial products. Research and development expenditures in 2022, 2021, and 2020 were $10.1 million, $9.8 million, and $9.4 million, respectively, and are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes – We use the asset and liability method of accounting for income taxes. Temporary differences arising between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. A tax benefit from an uncertain tax position is recognized only if we believe it is more likely than not that the position will be sustained on its technical merits. If the recognition threshold for the tax position is met, only the portion of the tax benefit that we believe is greater than 50 percent likely to be realized is recorded. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events.

The Tax Cuts and Jobs Act (the "Tax Act") provides for a territorial tax system, that includes the global intangible low-taxed income (“GILTI”) provision beginning in 2018. The GILTI provisions require us to include in our U.S. income tax return certain current year foreign subsidiary earnings net of foreign tax credits, subject to limitation. We elected to account for the GILTI tax in the period in which it is incurred.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less at the time of purchase.

Receivables – Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. We establish an allowance for doubtful accounts receivable based on historical experience and any specific

customer collection issues we have identified. Doubtful accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we have determined the balance will not be collected.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is determined on the straight-line method over the following estimated useful lives of the assets: buildings and improvements, 5 to 25 years; machinery and equipment, 3 to 10 years.

Goodwill and Other Intangible Assets – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to impairment testing that is conducted at least annually each calendar year in the fourth quarter. We transitioned from an October 1 annual testing date to a November 1 annual testing date in the fourth quarter of 2021. In making the transition, we performed annual impairment testing for our intangibles on both dates in the fourth quarter of 2021.

The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. An impairment charge is recognized when the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Interim tests during the year may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

To estimate the fair value of our five reporting units, we use both a discounted cash flow and a market valuation approach. The discounted cash flow approach uses cash flow projections and a discount rate to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, and the current discount and tax rates. For the market approach, we select a group of peer companies that we believe are best representative of each reporting unit. We used a 75% weighting for the discounted cash flow valuation approach and a 25% weighting for the market valuation approach, reflecting our belief that the discounted cash flow valuation approach is a better indicator of a reporting unit's value since it reflects the specific cash flows anticipated to be generated in the future by the business.

In the second quarter of 2022, we determined the performance of our Alluxa reporting unit to be a triggering event for an interim goodwill impairment test and, as a result, we performed an assessment as of June 30, 2022. The fair value of our Alluxa reporting unit, which is included in our Advanced Surface Technologies segment, and is allocated $126.0 million of goodwill, exceeded its carrying value by approximately 21% as of the interim testing date.

At the time of our annual test as of November 1, 2022, our updated forecast and projections based upon our annual strategic plan indicated that Alluxa's cash flows were below the June 30, 2022 assessment estimates, and the discount rate to determine fair value utilizing the income approach was significantly higher. The projection and analysis indicated that the book value of the Alluxa reporting unit exceeded fair value by $65.2 million which has been recognized as an impairment charge in the fourth quarter of 2022. The discount rate to determine the fair value of Alluxa increased from 12.0% as of November 1, 2021 to 14.6% as of November 1, 2022, resulting in a $50 million decline in the fair value of the Alluxa reporting unit utilizing the income approach. A 1% increase in the discount rate as of November 1, 2022 to 15.6% would decrease the fair value of the Alluxa reporting unit and result in an increase in the amount of the impairment being recognized by $11.2 million.

The fair value of our semiconductor reporting unit, included in the Advanced Surface Technologies segment, exceeded book value by 21.8% as of November 1, 2022. A 1% increase in the discount rate as of November 1, 2022 would result in a decrease in the cushion in the test to 12.7%. Separately, a 1% decline in the year-over-year revenue growth rates over the projection period would lower the cushion to 17.3%. The combination of a 1% increase in the discount rate and a 1% decline in the year-over-year revenue growth rates would lower the cushion to 8.8%.

The fair value of the three reporting units of our Sealing Technologies segment all exceeded their respective carrying values by more than 60% as of November 1, 2022. We completed our annual impairment tests of goodwill as of November 1, 2021, October 1, 2021 and 2020 with no impairment indicated.

Annual assessments are conducted in the context of information that was reasonably available to us as of the date of the assessment including our best estimates of future sales volumes and prices; material and labor cost and availability; operational efficiency including the impact of projected capital asset additions, and the then current discount rates and tax rates. We will perform our next annual goodwill impairment tests as of November 1, 2023; or earlier, if adverse changes in circumstances result in our assessment that a triggering event has occurred at any of our reporting units and an interim test is required.

Other intangible assets are recorded at cost or, when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology-related assets, trademarks, licenses, and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 1 to 21 years. Intangible assets with indefinite lives are subject to at least annual impairment testing, which were conducted as of November 1 in 2022 and 2021, and as of October 1, 2021 and 2020. The impairment testing compares the fair value of the intangible asset with its carrying amount using the relief from royalty method. The test completed as of November 1, 2022 and 2021, indicated no impairment. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying value or change the useful life of the asset.

In 2020, sales declines by businesses utilizing two of the indefinite-lived trademarks within our Sealing Technologies segment were determined to be triggering events for an interim impairment analysis. Based on the results of this analysis, we recorded a $16.1 million impairment of indefinite-lived trademarks in the third quarter of 2020.

Debt – Debt issuance costs associated with our senior secured revolving credit facility are presented as an asset and subsequently amortized into interest expense ratably over the term of the revolving debt arrangement. Debt issuance costs associated with any of our other debt instruments that are incremental third-party costs of issuing the debt are recognized as a reduction in the carrying value of the debt and amortized into interest expense over the time period to maturity using the interest method.

Derivative Instruments – We use derivative financial instruments to manage our exposure to various risks. The use of these financial instruments modifies the exposure with the intent of reducing our risk. We do not use financial instruments for trading purposes, nor do we use leveraged financial instruments. The counterparties to these contractual arrangements are major financial institutions. We use multiple financial institutions for derivative contracts to minimize the concentration of credit risk. The current accounting rules require derivative instruments, excluding certain contracts that are issued and held by a reporting entity that are both indexed to its own stock and classified in shareholders' equity, be reported in the Consolidated Balance Sheets at fair value and that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect our own assumptions.

The fair value of intangible assets associated with acquisitions is determined using an income valuation approach. Projecting discounted future cash flows requires us to make significant estimates regarding projected revenues and profit margins, projected capital expenditures, changes in working capital, discount rates, attrition rates, royalty rates, obsolescence rates and tax rates. This non-recurring fair value measurement would be classified as Level 3 due to the absence of quoted market prices or observable inputs for assets of a similar nature.

We review the carrying amounts of long-lived assets when certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group is not recoverable and exceeds its fair value. We estimate the fair values of assets subject to long-lived asset impairment based on our own judgments about the assumptions that market participants would use in pricing the assets. In doing so, we use a market approach when available or an income approach based upon discounted cash flows. The key assumptions used for the discounted cash flow approach include expected cash flows based on internal business plans, projected growth rates, discount rates, and royalty rates for certain intangible assets. We classify these fair value measurements as Level 3.

Similarly, the fair value computations for the recurring impairment analyses of goodwill and indefinite-lived intangible assets would be classified as Level 3 due to the absence of quoted market prices or observable inputs. The key assumptions used for the discounted cash flow approach include projected revenues and profit margins, projected capital expenditures, changes in working capital, discount rates, tax rates and royalty rates for certain indefinite-lived intangible assets. Significant changes in any of those inputs could result in a significantly different fair value measurement.

Pensions and Postretirement Benefits - Amortization of the net gain or loss resulting from experience different from that assumed and from changes in assumptions is included as a component of benefit cost. If, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan. We amortize prior service cost using the straight-line basis over the average future service life of active participants.

For segment reporting purposes, we allocate service cost to each location generating those costs. All other components of net periodic pension cost are reported in other (non-operating) expense.

2. Discontinued Operation

On January 30, 2023 we completed the sale of GPT for approximately $31 million resulting in a pretax gain of approximately $14 million to be recognized in the first quarter of 2023. Net cash proceeds after selling expenses was approximately $28 million.

In the third quarter of 2022, we entered into an agreement to sell our GGB business and announced our intention to sell Garlock Pipeline Technologies, Inc. (GPT). These businesses, along with Compressor Products International (CPI), which was divested on December 21, 2021, comprised our entire Engineered Materials segment ("Engineered Materials"). As a result of classifying the GGB and GPT businesses as held for sale in the third quarter of 2022, we determined Engineered Materials to be discontinued operations. Accordingly, we have reported, for all periods presented, the financial condition, results of operations, and cash flows of Engineered Materials as discontinued operations in the accompanying financial statements.

The sale of GGB closed on November 4, 2022 to The Timken Company for total proceeds of $305 million, subject to closing date purchase price adjustments. We recorded a pre-tax gain of $189.1 million as part of our discontinued operations in the fourth quarter of 2022. The sale of GGB included a subsidiary of our Sealing Technologies segment which is not part of the discontinued operations described above. We recorded a pre-tax loss of $0.4 million related to the sale of this subsidiary. The loss on sale as well as operating activity of this subsidiary are included in continuing operations for all periods being reported.

On December 21, 2021, we completed the sale of specified equity interests and assets of our CPI, which had been included in our Engineered Materials segment. We received $185.7 million, net of transaction fees and cash sold, resulting in a pre-tax book gain of $117.6 million as part of our discontinued operations.

During the fourth quarter of 2019, we entered into an agreement to sell the Fairbanks Morse division, which comprised our entire Power Systems segment. The sale of Fairbanks Morse to an affiliate of funds managed by private equity firm Arcline Investment Management closed on January 21, 2020 for a sales price of $450 million. The pre-tax gain on the disposition of Fairbanks Morse was $264.7 million. We have reported, for all periods presented, the results of operations and cash flows of the Power System segment as a discontinued operation in the accompanying financial statements.

The results of our discontinued operations were as follows:

		Years Ended December 31,				
		2022		2021		2020
				(in millions)		
Net sales	$	188.9	$	301.4	$	281.6
Cost of sales		124.6		192.1		190.8
Gross profit		64.3		109.3		90.8
Operating expenses:						
Selling, general, and administrative expenses		43.8		76		71.1
Other		0.2		3.6		16.4
Total operating expenses		44.0		79.6		87.5
Operating income from discontinued operations		20.3		29.7		3.3
Other expense		—		—		(7.5)
Income (loss) from discontinued operations before income taxes		20.3		29.7		(4.2)
Income tax benefit (expense)		1.8		(13.9)		1.3
Income (loss) from discontinued operations, net of taxes before gain from sale of discontinued operations		22.1		15.8		(2.9)
Gain from sale of discontinued operations, net of taxes		176.3		105.2		201.9
Income from discontinued operations, net of taxes	$	198.4	$	121.0	$	199.0

The major classes of assets and liabilities for our discontinued Engineered Materials segment are shown below:

(in millions)		December 31, 2022		December 31, 2021
Assets:				
Accounts receivable	$	3.8	$	32.0
Inventories		3.1		28.8
Property, plant and equipment		7.6		52.4
Goodwill		—		5.1
Other intangible assets		1.2		19.2
Other assets		0.2		12.4
Current assets of discontinued operations	$	15.9	$	149.9
Liabilities				
Accounts payable	$	1.4	$	9.9
Accrued expenses		0.9		18.8
Other liabilities		—		7.1
Current liabilities of discontinued operations	$	2.3	$	35.8

Pursuant to applicable accounting guidance for the reporting of discontinued operations, allocations to our Engineered Materials segment for corporate services not expected to continue at the divested business subsequent to closing have not been reflected in the above financial statements of discontinued operations and have been reclassified to income from continuing operations in our accompanying consolidated financial statements for all periods. In addition, divestiture-related costs previously not allocated to our Engineered Materials segment that were incurred as a result of the divestiture of Engineered Materials have been reflected in the financial results of discontinued operations. As a result, income (loss) from discontinued operations before income taxes of Engineered Materials has been decreased by $1.7 million for the year ended December 31, 2022 and increased $2.4 million, and $3.9 million, respectively, for the years ended December 31, 2021, and 2020 with offsetting changes in corporate expenses of continuing operations.

3. Acquisitions and Dispositions

Acquisitions

On December 17, 2021, our subsidiary, EnPro Holdings, Inc. ("EnPro Holdings"), completed the acquisition of all issued and outstanding membership interests of TCFII NxEdge LLC ("NxEdge"). Based in Boise, Idaho, NxEdge serves customers across the semiconductor supply chain, including top tier global integrated device manufacturers and original equipment manufacturers from six main facilities located in Idaho and California. With vertically integrated capabilities across the semiconductor value chain, including a robust aftermarket business, NxEdge is a leading supplier offering a set of integrated capabilities with unique processes resulting in a broad range of qualifications at top customers. NxEdge is included in our Advanced Surface Technologies segment.

The acquisition was paid for with $853.9 million in cash, net of cash acquired. We funded the payment with available cash on hand, borrowings under our revolving credit facility and borrowings under new term loan facilities. Additionally, there were $15.0 million of acquisition-related costs recorded during the year ended December 31, 2021, which were expensed when incurred and included in selling, general and administrative expense in the accompanying Consolidated Statement of Operations for the year then ended.

On October 26, 2020, a subsidiary of EnPro formed for this purpose (the "Alluxa Acquisition Subsidiary") acquired all of the equity securities of Alluxa, Inc. ("Alluxa"), a privately held, California-based company. Alluxa is an industrial technology company that provides specialized optical filters and thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets. Alluxa's products are developed through a proprietary coating process using state-of-the-art advanced equipment. Alluxa is included with the Advanced Surface Technologies segment.

Alluxa works in collaboration with customers across major end markets to provide customized, complex precision coating solutions through its specialized technology platform and proprietary processes. Alluxa has cultivated long-standing customer relationships across its diversified customer base. Alluxa's global distribution capabilities support the company's international reach, serving customers across the Americas, Europe, and Asia. Founded in 2007, Alluxa has two locations in California and is headquartered in Santa Rosa, California.

The acquisition was paid for with $238.4 million, net of cash acquired, plus rollover equity from three Alluxa executives (the "Alluxa Executives"). Additionally, there were $5.0 million of acquisition-related costs recorded during the year ended December 31, 2020 related to this transaction which were expensed during the period and included in selling, general and administrative expense in the accompanying Consolidated Statement of Operations.

In connection with the completion of the transaction, we entered into a limited liability operating agreement (the "Alluxa LLC Agreement") with respect to the "Alluxa Acquisition Subsidiary" in connection with the rollover transaction with the Alluxa Executives receiving approximately 7% of the equity interests of the Alluxa Acquisition Subsidiary in return for their contribution of the rollover shares of Alluxa. Pursuant to the Alluxa LLC Agreement, each Alluxa Executive has the right to sell to us, and we have the right to purchase from each Alluxa Executive (collectively, the "Put and Call Rights"), one-third of the Alluxa Executive equity interests in the Alluxa Acquisition Subsidiary during each of three exercise periods in 2024, 2025 and 2026, with any amount not sold or purchased in a prior exercise period being carried forward to the subsequent exercise periods (although for one Alluxa Executive who transitioned to a consulting role on January 1, 2023, the full amount of his equity interests are subject to the Company's right to purchase on June 30, 2024, with two-thirds of the equity interests purchasable at the fixed value of the equity interests as set forth in the Alluxa LLC Agreement). The Alluxa LLC Agreement also provides for the purchase by us of all of an Alluxa Executive's equity interests in the Alluxa Acquisition Subsidiary in connection with the termination of employment of the Alluxa Executive under specified circumstances, with payments in certain circumstances to be made in annual installments. In certain cases involving the termination of an Alluxa Executive's employment, the consideration payable to an Alluxa Executive for the purchase of his equity interests is equal to the fixed value set forth in the Alluxa LLC Agreement (an aggregate of $17.85 million for all of the Alluxa Executives). In all other cases, including upon any exercise of the Alluxa Put and Call Rights, the consideration payable under the Alluxa LLC Agreement in connection with any such purchase by us of an Alluxa Executive's equity interests in the Alluxa Acquisition Subsidiary is equal to the greater of the fixed value of the equity interests as set forth in the Alluxa LLC Agreement or a price based upon a multiple of twelve-month adjusted EBITDA based upon certain financial metrics of the Alluxa Acquisition Subsidiary, plus cash and less indebtedness of the Alluxa Acquisition Subsidiary prior to the relevant payment, and subject to certain adjustments dependent upon the circumstances of the purchase and sale.

On September 25, 2019, we acquired all of the equity securities of LeanTeq Co., Ltd. and its affiliate LeanTeq LLC (collectively referred to as "LeanTeq"). LeanTeq primarily provides refurbishment services for critical components and assemblies used in state-of-the-art semiconductor equipment. This equipment is used to produce the latest and most technologically advanced microchips for smartphones, autonomous vehicles, high-speed wireless connectivity, artificial intelligence, and other leading-edge applications. Founded in 2011 and headquartered in Taoyuan City, Taiwan, LeanTeq has two locations in Taiwan and one in the United States (Silicon Valley). LeanTeq is included within the Advanced Surface Technologies segment.

A limited liability company agreement (the "LeanTeq LLC Agreement") entered into with respect to Lunar as part of the LeanTeq acquisition, provided EnPro with the right to buy from each LeanTeq Executive (each a LeanTeq "Call Option"), and each LeanTeq Executive with the right to sell to EnPro (the "Put Option") such LeanTeq Executive's Rollover Equity as follows:

EnPro had the right to buy, and the LeanTeq Executive had the right to sell, such Rollover Equity within 90 days following the third anniversary of the closing and payable in two installments as follows (the "Put/Call Price"):

- Half of the price payable for the Rollover Equity is to be equal to a pro rata portion of a multiple of EBITDA (as defined) of Lunar (on a consolidated basis) during the last 12 months ("LTM") ending on the closest month end prior to the last month end before the purchase or sale (the "First Measurement Date") less Lunar's consolidated net debt in excess of cash as of the First Measurement Date (the "First Exercise Price"). The applicable multiple depends on the future LTM EBITDA margin and revenue growth;

- The remaining half of the price payable for the Rollover Equity is to be equal to an amount that is the higher of the First Exercise Price and a pro rata portion of a multiple of EBITDA of Lunar (on a consolidated basis) during the LTM prior to the first anniversary of the First Measurement Date (the "Second Measurement Date") less Lunar's consolidated net debt in excess of cash as of the Second Measurement Date. The applicable multiple depends on the future LTM EBITDA margin and revenue growth.

- During the fourth quarter of 2022, EnPro acquired all the equity securities of Lunar owned by the LeanTeq Executives for an anticipated $42.8 million and became the sole owner of LeanTeq. As a result of this purchase transaction, $35.0 million of our Redeemable Non-Controlling Interests was reclassified as a liability. We entered into a subsequent agreement with the LeanTeq Executives where we agreed to pay the full Put/Call Price calculated at the First Measurement Date and paid $41.9 million in December 2022, which was the minimum purchase price for these equity securities, of which $7.8 million eliminated our outstanding deferred compensation liability and $34.1 million reduced the liability attributable to the redeemable non-controlling interest acquisition. We anticipate an additional $0.8 million payment in December of 2023 based on Put/Call Price determined at the Second Measurement Date, which is subject to the financial performance of LeanTeq through November 2023. We have recorded this anticipated $0.8 million payment as a liability included in accrued expenses on our consolidated balance sheet as of December 31, 2022.

The fair value of the Alluxa Executives' equity interests and the LeanTeq Executives' Rollover Equity was estimated as of the closing date of those transactions. Due to the presence of the put arrangements and thus that redemption is not solely within our control, the Alluxa Executives' equity interests is, and, prior to December 2022, the LeanTeq Executives' Rollover Equity had been, presented as redeemable non-controlling interests. We initially recognized the amount at fair value, inclusive of the put-call provisions. We adjust the redeemable non-controlling interests when the redemption value exceeds the carrying value with changes recognized as an adjustment to equity.

Sales of $8.6 million and a pre-tax loss of $1.9 million for NxEdge are included in our Consolidated Statement of Operations for the year ended December 31, 2021. Sales of $5.7 million and a pre-tax loss of $6.1 million for Alluxa are included in our Consolidated Statement of Operations for the year ended December 31, 2020. The following unaudited pro forma condensed consolidated financial results of operations for the years ended December 31, 2022, 2021, and 2020 are presented as if these acquisitions had been completed before January 1, 2020:

	2022	2021	2020
Pro forma net sales	$ 1,099.2	$ 1,318.2	$ 1,275.2
Pro forma net income (loss) from continuing operations	16.2	202.4	(19.5)

These amounts have been calculated after applying our accounting policies and adjusting the results of NxEdge and Alluxa to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to inventory, property, plant and equipment and intangible assets had been applied prior to January 1, 2020 as well as additional interest expense to reflect financing required, together with the corresponding tax effects. The supplemental pro forma net income for the year ended December 31, 2021 was adjusted to exclude $15.0 million of pre-tax acquisition-related costs. The supplemental pro forma net income for the year ended December 31, 2020 was adjusted to exclude $5.0 million of pre-tax acquisition-related costs. These pro forma financial results have been prepared for comparative purposes only and do not reflect the effect of synergies that would have been expected to result from the integration of these acquisitions. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred prior to January 1, 2020, or of future results of the consolidated entities.

Dispositions

On September 2, 2021, we sold certain assets and liabilities of our polymer components business unit, which was principally located in Houston, Texas and had been included in our Sealing Technologies segment. As a result of the sale, we recorded a pre-tax gain of $19.5 million in other income (expense) on our Consolidated Statement of Operations.

On December 31, 2020, we sold the shares of Technetics Group UK Limited ("Technetics Group UK"), a manufacturer of elastomeric components primarily for use in the aerospace industry, which had been included in our Sealing Technologies segment, for a nominal cash purchase price. As part of the agreement with the buyer, we delivered to the buyer £148,000 of cash to fund value added tax ("VAT") payments due for VAT liabilities already incurred and £50,000 for working capital. We incurred a loss upon the sale of approximately £976,000 ($1.3 million). Upon the resolution of all remaining open items, we recorded an additional gain of $0.1 million in the first quarter of 2021.

On November 20, 2020, we completed the sale of the Air Springs portion of our heavy-duty trucking business for $23.1 million in cash, net of an estimated working capital adjustment and fees, and a long-term promissory note with a fair-value of $6.4 million (face value of $7.5 million). As part of the agreement with the buyer, we retained the U.S. accounts receivable for the business, which created a large working capital adjustment at closing. The amount of retained accounts receivable in the U.S. was approximately $8.6 million. We recorded a $0.1 million loss on sale of this business, which had been included in our Sealing Technologies segment in the fourth quarter of 2020. Upon the resolution of all remaining open items, we recorded an additional loss of $2.1 million in the first quarter of 2021.

In August of 2020, subsequent to announcing the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands in the second quarter of 2020, we identified a buyer and entered into a definitive agreement to sell the assets related to the businesses. On September 2, 2020, we completed the sale for $8.9 million, net of transaction fees. This transaction resulted in a $3.1 million loss on sale of the business in other income (expense) on our Consolidated Statement of Operations, comprised of a $3.0 million non-cash loss on the sale of assets and a $0.1 million loss on other expenses. Prior to finding a buyer of the brands, we determined the assets were impaired and recorded restructuring and impairment charges of $7.4 million in other operating (income) expense on our Consolidated Statement of Operations. Total losses on the exit of our Motor Wheel® brake drum and Crewson® brake adjuster brands, which had been included in our Sealing Technologies segment, recorded in 2020 were $10.5 million.

In the second quarter of 2020 we entered into an agreement to sell the Lunar® air disc brake business located in both the U.S. and in Shanghai, China. The sale of the U.S. assets of the business closed in the third quarter of 2020 for $0.3 million, resulting in a gain of $0.2 million recorded in other income (expense) on our Consolidated Statement of Operations. The sale of the Lunar® manufacturing facility located in Shanghai, China closed in the fourth quarter of 2020 for $0.9 million, resulting in a loss of $0.1 million. Prior to closing on the sale of the business, we determined the assets to be impaired and recorded a $2.1 million impairment charge, of which $1.6 million was related to impairment of long-lived assets and $0.5 million related to the impairment of inventory. The impairment of long-lived assets was recorded in other operating (income) expense and the impairment of inventory was recorded in cost of sales on our Consolidated Statement of Operations. Total net loss related to the exit of the Lunar® air disc brake business, which had been included in our Sealing Technologies segment, was $1.9 million.

For a further discussion of the impairment charges recorded in connection with the Motor Wheel® brake drum and Crewson® brake adjuster brands and the Lunar® air disc brake business, see Note 4, "Other Income (Expense)".

See Note 2, "Discontinued Operations," for information related to the disposition of our Engineered Materials segment and the Fairbanks Morse division, which comprised the entire Power Systems segment.

4. Other Income (Expense)

Operating

We incurred $3.0 million, $2.5 million and $30.4 million of restructuring and impairment costs, excluding goodwill impairment, for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 1, "Overview, Basis of Presentation, and Significant Accounting Policies" for information related to a goodwill impairment charge incurred in 2022.

Of the restructuring and impairment costs incurred in 2022 we incurred $1.8 million of restructuring costs related to the reorganization of sites and functions, primarily in the United States and $1.2 million of non-cash impairment charges of long-lived assets. Workforce reductions associated with our restructuring activities totaled 25 administrative and manufacturing positions.

During 2021, we conducted a number of restructuring activities throughout our operations which was mostly comprised of targeted workforce reductions. All costs associated with such initiatives were incurred in 2021. Workforce reductions associated with our restructuring activities totaled 36 administrative and manufacturing positions.

In the fourth quarter of 2020, we decided to exit the manufacturing of metallic gaskets. As a result of this decision, we evaluated the product line and determined the assets were impaired. We recorded a $1.5 million impairment, of which $1.4 million was related to the impairment of long-lived assets and $0.1 million was related to inventory.

In the third quarter of 2020, sales declines by businesses utilizing two of the indefinite-lived trademarks within our Sealing Technologies segment were determined to be triggering events for an interim impairment analysis. Based on the results of this analysis, we recorded a $16.1 million impairment of indefinite-lived trademarks in the third quarter.

The exit from our Motor Wheel® brake drum and Crewson® brake adjuster brands resulted in restructuring and impairment charges of $7.4 million in 2020, of which $3.6 million was related to inventory impairment charges, $3.5 million was impairment of intangible assets, and $0.3 million related to severance, contract cancellation costs, and other expenses. million.

In the second quarter of 2020, we entered into an agreement to sell the Lunar® air disc brake business. As a result of this agreement, we incurred $1.9 million in impairment charges, of which $1.4 million related to impairment of long-lived assets and $0.5 million related to impairment of inventory.

In addition to the above mentioned restructuring and impairment charges, we undertook various other smaller restructuring and impairment action in 2020 that resulted in recording $3.3 million of restructuring related to severance and other exit costs and $0.2 million of impairment related to inventory of discontinued product lines.

Workforce reductions in 2020 associated with the aforementioned restructuring actions totaled 101 administrative and manufacturing positions.

Restructuring and impairment costs by reportable segment are as follows:

| | Years Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in millions)		
Sealing Technologies	$ 0.7	$ 2.4	$ 30.3
Advanced Surface Technologies	1.3	—	0.1
Corporate	1.0	0.1	—
	$ 3.0	$ 2.5	$ 30.4

Also included in other operating income (expense) for the year ended December 31, 2022, 2021, and 2020 were $0.1 million, $(0.1) million, and $0.2 million of other costs, respectively.

Non-Operating

During 2022, 2021 and 2020, we recorded expense of $5.1 million, $8.3 million and $36.0 million, respectively, due to environmental reserve increases based on additional information at several specific sites and other ongoing obligations of previously owned businesses. Refer to Note 20, "Commitments and Contingencies - Environmental," for additional information about our environmental liabilities.

We report the service cost component of pension and other postretirement benefits expense in operating income in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are presented in other income (expense). For the years ended December 31, 2022, 2021 and 2020, we reported approximately $3.6 million, $8.5 million and $3.1 million, respectively, of income on the Consolidated Statements of Operations related to the components of net benefit cost other than service cost. Refer to Note 15, "Pensions and Postretirement Benefits," for additional information regarding net benefit costs.

In connection with the sale of GGB, accounted for as a discontinued operation, in the fourth quarter of 2022, we issued a note between a domestic and foreign entity that was denominated in a foreign currency. As a result, we recorded a $3.8 million loss due to the change in exchange rate in December 2022. In January 2023, we hedged the outstanding notes and expect the future gains or losses to be minimal.

In 2022, we evaluated our outstanding long-term receivable related to anticipated receipts from legacy asbestos insurance claims and adjusted the receivable down by $2.8 million.

In connection with the acquisition of Aseptic in 2019, we recognized a liability for uncertain tax positions and a related indemnification asset for the portion of that liability recoverable from the seller. We determined the statute of limitations expired on some of the uncertain tax positions in 2022 and 2021 and, accordingly, removed a portion of the liability and receivable. For the year ended December 31, 2022 and 2021, the release of the related liability was recorded as part of our tax expense and we recorded a $0.9 million and $3.0 million expense, respectively, related to the reversal of the receivable in other non-operating income (expense) on our consolidated statement of operations.

In 2021, we recorded a pre-tax gain of $17.5 million primarily related to the sale of our polymer components business unit, which was principally located in Houston, Texas and included in our Sealing Technologies segment. Sales reported for this business included in our net sales for the years ended December 31, 2021 and 2020 were $21.4 million and $26.4 million, respectively.

In 2020, we recorded a pretax loss of $2.7 million related to the sale of several businesses, including the Technetics Group UK Limited business, the Air Springs portion of our heavy-duty trucking business, our Motor Wheel® brake drum and Crewson® brake adjuster brands, and our Lunar ® air disc brake business located in our Sealing Technologies segment. Sales reported for the divested businesses included in our net sales for the year ended December 31, 2020 $110.1 million. For a further discussion on businesses disposed of, see Note 3, "Acquisitions and Dispositions."

Additional disclosures are not presented since the assets, liabilities and results of our disposed operations are not significant to our consolidated financial position or results of operations.

5. Income Taxes

Income (loss) from continuing operations before income taxes as shown in the Consolidated Statements of Operations consists of the following:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Domestic	$ (77.2)	$ (1.8)	$ (85.9)
Foreign	105.5	67.8	62.4
Total	$ 28.3	$ 66.0	$ (23.5)

A summary of income tax expense (benefit) from continuing operations in the Consolidated Statements of Operations is as follows:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Current:			
Federal	$ 15.0	$ (3.7)	$ (15.1)
Foreign	23.2	17.8	21.5
State	0.2	0.1	0.1
	38.4	14.2	6.5
Deferred:			
Federal	(8.9)	2.4	(5.1)
Foreign	(6.4)	(6.8)	(2.6)
State	1.3	(1.1)	(1.3)
	(14.0)	(5.5)	(9.0)
Total	$ 24.4	$ 8.7	$ (2.5)

The GILTI provisions require us to include in our U.S. income tax return certain current foreign subsidiary earnings net of foreign tax credits, subject to limitation. We elected to account for the GILTI tax in the period in which it is incurred. As a result of these provisions, our effective tax rate was increased by 5.2% due to GILTI.

Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,	
	2022	2021
	(in millions)	
Deferred income tax assets:		
Net operating losses and tax credits	$ 18.5	$ 22.8
Environmental reserves	10.2	11.4
Accruals and reserves	2.4	2.9
Operating leases	10.8	12.5
Interest	7.1	8.8
Compensation and benefits	8.6	8.9
Inventories	2.9	—
Retained liabilities of previously owned businesses	0.5	0.7
Postretirement benefits other than pensions	0.3	0.3
Other	2.5	—
Gross deferred income tax assets	63.8	68.3
Valuation allowance	(10.7)	(8.9)
Total deferred income tax assets	53.1	59.4
Deferred income tax liabilities:		
Depreciation and amortization	(160.6)	(183.7)
Operating leases	(10.8)	(12.5)
Cross currency swap	(2.1)	(2.1)
Inventories	—	(1.8)
Pension obligations	(1.6)	(5.3)
Other	—	(0.6)
Total deferred income tax liabilities	(175.1)	(206.0)
Net deferred income tax liabilities	$ (122.0)	$ (146.6)

The net deferred income tax liabilities are reflected on a jurisdictional basis as a component of the December 31, 2022 and 2021 Consolidated Balance Sheet line items noted below:

	As of December 31,		
	2022		**2021**
	(in millions)		
Other assets (non-current)	$	12.8	$	17.6
Deferred taxes and non-current income taxes payable		(134.8)		(164.2)
Net deferred income tax liabilities	$	(122.0)	$	(146.6)

At December 31, 2022, we had $43.9 million of foreign net operating loss carryforwards, of which $36.8 million expire at various dates from 2027 through 2040 if unused, and $7.1 million have an indefinite carryforward period. We also had state net operating loss carryforwards with a tax effect of $3.9 million which expire at various dates from 2024 through 2042. These net operating loss carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our state or foreign income taxes otherwise payable.

Because of the transition tax, GILTI, and Subpart F provisions, undistributed earnings of our foreign subsidiaries totaling $225.1 million at December 31, 2021 have been subjected to U.S. income tax or are eligible for the 100 percent dividends-received deduction under Section 245A of the Internal Revenue Code ("IRC") provided in the Tax Cuts and Jobs Act. Additional undistributed earnings are estimated to be $66.7 million as of December 31, 2022. Whether through the application of the 100 percent dividends received deduction, or distribution of these previously-taxed earnings, we do not intend to distribute foreign earnings that will be subject to any significant incremental U.S. or foreign tax. During 2022, we repatriated $298.3 million of earnings from our foreign subsidiaries, resulting in $2.0 million of withholding taxes net of refunds to be received. We have determined that estimating any tax liability on our investment in foreign subsidiaries is not practicable. Therefore, we have not recorded any deferred tax liability on undistributed earnings of foreign subsidiaries.

We determined, based on the available evidence, that it is uncertain whether certain entities in various jurisdictions will generate sufficient future taxable income to recognize certain of these deferred tax assets. As a result, valuation allowances of $10.7 million and $8.9 million have been recorded as of December 31, 2022 and 2021, respectively. Valuation allowances recorded relate to certain state and foreign net operating losses and other net deferred tax assets in jurisdictions where future taxable income is uncertain. In addition, a valuation allowance of $2.0 million has been recorded against $3.2 million of general foreign tax credit carryforwards due to uncertainty around the ability to generate the requisite foreign source income to utilize that portion of the foreign tax credits. Valuation allowances may arise associated with deferred tax assets recorded in purchase accounting. In accordance with applicable accounting guidelines, any reversal of a valuation allowance that was recorded in purchase accounting reduces income tax expense.

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

	Percent of Pretax Income Years Ended December 31,		
	2022	**2021**	**2020**
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
U.S. taxation of foreign profits, net of foreign tax credits	—	(5.6)	(0.5)
Research and employment tax credits	(2.2)	(1.1)	0.3
State and local taxes	1.5	(1.2)	4.0
Foreign tax rate differences	8.4	10.1	(34.2)
Statutory changes in tax rates	(1.1)	0.2	(1.3)
Valuation allowance	8.1	(5.1)	2.1
Changes in uncertain tax positions	(3.4)	(9.4)	(2.3)
Goodwill impairment	48.4	—	—
Nondeductible expenses	2.3	4.1	(7.6)
GILTI and FDII	4.0	(0.4)	25.4
Other items, net	(0.8)	0.8	3.5
Effective income tax rate	86.2 %	13.4 %	10.4 %

The effective tax rate for 2022 was primarily driven by the goodwill impairment not being deductible for tax, the foreign rate differential related to certain foreign earnings that were subject to higher tax rates, and establishing a valuation allowance on certain tax attributes. The effect of these items resulted in a net $19.9 million increase in income tax expense. Additionally, the effective tax rate was increased by GILTI and decreased by the release of uncertain tax positions associated with audit closures and statute expirations, resulting in a net increase to tax expense of $0.5 million.

As of December 31, 2022 and 2021, we had $4.5 million and $5.5 million, respectively, of gross unrecognized tax benefits. Of the gross unrecognized tax benefit balances as of December 31, 2022 and 2021, $4.1 million and $5.1 million, respectively, would have an impact on our effective tax rate if ultimately recognized.

We record interest and penalties related to unrecognized tax benefits in income tax expense. In addition to the gross unrecognized tax benefits above, we had $1.2 million and $1.5 million accrued for interest and penalties at December 31, 2022 and 2021, respectively. Income tax expense for the year ended December 31, 2022 includes $(0.2) million for interest and penalties related to unrecognized tax benefits. Income tax expense for the years ended December 31, 2021 and 2020 included $(1.7) million and $0.4 million, respectively, for interest and penalties related to unrecognized tax benefits.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits (excluding interest) is as follows:

(in millions)	2022		2021		2020
Balance at beginning of year	$	5.5	$ 12.2	$	10.1
Additions based on tax positions related to the current year		0.2	0.9		1.9
Additions for tax positions of prior years		(0.2)	(0.2)		0.2
Reductions as a result of a lapse in the statute of limitations		(1.0)	(2.9)		—
Reductions as a result of audit/other settlements		—	(4.5)		—
Balance at end of year	$	4.5	$ 5.5	$	12.2

U.S. federal income tax returns for tax years 2019 and forward remain open to examination. We and our subsidiaries are also subject to income tax in multiple state, local and foreign jurisdictions. Various state and foreign tax returns are currently under examination. Substantially all significant state, local and foreign income tax returns for the years 2018 and forward are open to examination. We expect that some of these examinations may conclude within the next twelve months, however, the final outcomes are not yet determinable. In addition, gross unrecognized tax benefits may be reduced by $0.4 million within the next twelve months as the applicable statute of limitation expire.

6. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the income (loss) by the applicable weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated using the weighted-average number of shares of common stock as adjusted for any potentially dilutive shares as of the balance sheet date. The computation of basic and diluted earnings per share for calendar years 2022, 2021, and 2020 is as follows (in millions, except per share data):

		2022		2021		2020
Numerator (basic and diluted):						
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$	6.7	$	56.9	$	(21.4)
Income from discontinued operations		198.4		121.0		199.0
Net income	$	205.1	$	177.9	$	177.6
Denominator:						
Weighted-average shares – basic		20.8		20.6		20.5
Share-based awards		0.1		0.2		—
Weighted-average shares – diluted		20.9		20.8		20.5
Basic earnings (loss) per share:						
Continuing operations	$	0.32	$	2.76	$	(1.05)
Discontinued operations		9.54		5.88		9.69
Net income per share	$	9.86	$	8.64	$	8.64
Diluted earnings (loss) per share:						
Continuing operations	$	0.32	$	2.74	$	(1.05)
Discontinued operations		9.51		5.83		9.69
Net income per share	$	9.83	$	8.57	$	8.64

In the year ended December 31, 2020 there were losses attributable to continuing operations. As a result of these losses, there were 0.1 million of potentially dilutive shares excluded from the calculation of diluted earnings per share during that year since they were antidilutive.

7. Inventories

		As of December 31,		
		2022		**2021**
		(in millions)		
Finished products	$	51.5	$	45.0
Work in process		32.7		38.8
Raw materials and supplies		67.7		52.1
Total inventories		151.9		135.9

8. Property, Plant and Equipment

		As of December 31,		
		2022		**2021**
		(in millions)		
Land	$	6.7	$	6.8
Buildings and improvements		69.0		66.7
Machinery and equipment		232.3		231.5
Construction in progress		23.4		9.5
		331.4		314.5
Less accumulated depreciation		(146.2)		(130.2)
Total	$	185.2	$	184.3

9. Goodwill and Other Intangible Assets

The changes in the net carrying value of goodwill by reportable segment for the years ended December 31, 2022 and 2021 are as follows:

	Sealing Technologies	Advanced Surface Technologies	Total
	(in millions)		
Goodwill as of December 31, 2020	$ 297.4	$ 307.7	$ 605.1
Foreign currency translation	(4.5)	1.4	(3.1)
Acquisition	—	359.5	359.5
Disposition	(13.5)	—	(13.5)
Goodwill as of December 31, 2021	279.4	668.6	948.0
Foreign currency translation	(2.6)	(10.9)	(13.5)
Acquisition	—	0.5	0.5
Disposition	(6.0)	—	(6.0)
Impairment	—	(65.2)	$ (65.2)
Goodwill as of December 31, 2022	$ 270.8	$ 593.0	$ 863.8

The goodwill balances reflected above are net of accumulated impairment losses of $27.8 million for the Sealing Technologies segment as of December 31, 2022, 2021 and 2020 and $65.2 million for the Advanced Surface Technologies segment as of December 31, 2022.

Identifiable intangible assets are as follows:

	As of December 31, 2022		As of December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in millions)			
Amortized:				
Customer relationships	$ 484.5	$ 157.6	$ 503.4	$ 132.9
Existing technology	463.7	71.3	464.9	37.3
Trademarks	64.8	24.0	63.9	19.5
Other	36.4	27.3	36.9	17.9
	1,049.4	280.2	1,069.1	207.6
Indefinite-Lived:				
Trademarks	30.6	—	32.7	—
Total	$ 1,080.0	$ 280.2	$ 1,101.8	$ 207.6

Amortization expense for the years ended December 31, 2022, 2021 and 2020 was $76.8 million, $44.3 million and $35.6 million, respectively.

The estimated amortization expense for definite-lived (amortized) intangible assets for the next five years is as follows (in millions):

2023	$	69.7
2024	$	69.6
2025	$	68.6
2026	$	65.1
2027	$	64.5

10. Leases

We regularly enter into operating leases primarily for real estate, equipment, and vehicles. Operating lease arrangements are generally utilized to secure the use of assets if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. Leases with an initial term of 12 months or less are not recorded on the balance sheet. We have elected an accounting policy to combine lease and non-lease components.

Our building leases have remaining terms up to ten years, some of which contain options to renew up to five years, and some of which contain options to terminate. Some leases contain non-lease components, which may include items such as building common area maintenance, building parking, or general service and maintenance provided for leased assets by the lessor. Our vehicle, equipment, and other leases have remaining lease terms up to four years, some of which contain options to renew or become evergreen leases, with automatic renewing one-month terms, and some of which have options to terminate.

Our right of use assets and liabilities related to operating leases as of December 31, 2022 and December 31, 2021 are as follows:

	Balance Sheet Classification	As of December 31,	
		2022	2021
		(in millions)	
Right-of-use assets	Other assets	$ 45.5	$ 51.7
Current liability	Accrued expenses	$ 9.2	$ 9.5
Long-term liability	Other liabilities	38.1	43.9
Total liability		$ 47.3	$ 53.4

Approximately 98% of the dollar value of our operating lease assets and liabilities arise from real estate leases and approximately 2% arise from equipment and vehicle leases as of December 31, 2022. As of December 31, 2021, approximately 94% of the dollar value of our operating lease assets and liabilities arise from real estate leases and approximately 6% arise from equipment and vehicle leases.

We entered into additional operating leases, including leases acquired through business acquisitions, and renewed existing leases that resulted in new right-of-use assets totaling $5.7 million and $30.0 million for the years ended December 31, 2022 and December 31, 2021, respectively.

Most of our leases do not provide an implicit rate for calculating the right of use assets and corresponding lease liabilities. Accordingly, we determine the interest rate that we would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in similar economic environments.

Our lease costs and cash flows for the years ended December 31, 2022 and December 31, 2021 were as follows:

	Year ended	
	2022	2021
	(in millions)	
Lease costs:		
Operating lease costs	$ 11.0	$ 7.7
Short-term and variable lease costs	$ 0.2	$ 0.2
Cash flows:		
Operating cash flows from operating leases	$ 10.7	$ 7.5

Our weighted average remaining lease term and discount rates at December 31, 2022 and December 31, 2021 were as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (in years)	6.6	7.2
Weighted average discount rate	3.5 %	3.4 %

A maturity analysis of undiscounted operating lease liabilities is shown in the table below:

	Operating Lease Payments
	(in millions)
2023	$ 10.7
2024	9.4
2025	7.4
2026	6.5
2027	5.1
Thereafter	13.9
Total lease payments	53.0
Less: interest	(5.7)
Present value of lease liabilities	$ 47.3

The operating lease payments listed in the table above include all current leases. The payments also include all renewal periods that we are reasonably certain to exercise.

We rarely enter into finance leases or act as a lessor. Since finance lease amounts, lessor details, and finance lease related costs are not significant to our consolidated financial position or results of operations, additional disclosures regarding finance leases are not presented.

11. Accrued Expenses

	As of December 31,	
	2022	2021
	(in millions)	
Salaries, wages and employee benefits	$ 51.6	$ 50.5
Interest	4.4	4.9
Environmental	10.4	11.0
Income taxes	10.7	9.3
Taxes other than income	4.6	7.0
Operating lease liability	9.2	9.5
Other	29.3	24.3
	$ 120.2	$ 116.5

12. Debt

		As of December 31,		
		2022		2021
		(in millions)		
Senior notes	$	347.2	$	346.5
Revolving credit facility		—		175.0
Term loan facilities		442.6		454.6
Other notes payable		0.9		0.5
		790.7		976.6
Less current maturities of long-term debt		15.6		12.7
	$	775.1	$	963.9
Short-term debt	$	—	$	149.3

Senior Secured Credit Facilities

On December 17, 2021, we entered into a Third Amended and Restated Credit Agreement (the "Amended Credit Agreement") among the Company and EnPro Holdings, as borrowers, certain foreign subsidiaries of the Company from time to time party thereto, as designated borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. The Amended Credit Agreement amends, restates and replaces the Second Amended and Restated Credit Agreement dated as of June 28, 2018, as amended, among the Company and EnPro Holdings as borrowers, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

The Amended Credit Agreement provides for credit facilities in the initial aggregate principal amount of $1,007.5 million, consisting of a five-year, senior secured revolving credit facility of $400.0 million (the "Revolving Credit Facility"), a $142.5 million senior secured term loan facility in replacement of the our existing senior secured term loan facility, maturing September 25, 2024 (the "Term Loan A-1 Facility"), a five-year, senior secured term loan facility of $315.0 million (the "Term Loan A-2 Facility") and a 364-day, senior secured term loan facility of $150.0 million (the "364-Day Facility" and together with the Revolving Credit Facility, the Term Loan A-1 Facility and the Term Loan A-2 Facility, the "Facilities"). The Amended Credit Agreement also provides that we may seek incremental term loans and/or additional revolving credit commitments in an amount equal to the greater of $275.0 million and 100% of consolidated EBITDA for the most recently ended four-quarter period for which the we have reported financial results, plus additional amounts based on a consolidated senior secured leverage ratio. The Amended Credit Agreement became effective on December 17, 2021.

Borrowings under the 364-Day Facility bore interest at an annual rate of LIBOR plus 1.50% or base rate plus 0.50%. Initially, borrowings under the Facilities (other than the 364-Day Facility) bore interest at an annual rate of LIBOR plus 1.75% or base rate plus 0.75%, although these interest rates were subject to incremental increase or decrease based on a consolidated total net leverage ratio. On November 8, 2022, we entered into a First Amendment to the Amended Credit Agreement, which replaced the LIBOR-based interest rate option with an option based on Term SOFR ("Secured Overnight Financing Rate") plus (i) a credit spread adjustment of 0.10% and (ii) 1.75%, again subject to incremental increase or decrease based on a consolidated total net leverage ratio. In addition, a commitment fee accrues with respect to the unused amount of the Revolving Credit Facility at an annual rate of 0.225%, which rate is also subject to incremental increase or decrease based on a consolidated total net leverage ratio.

The Term Loan A-1 Facility amortizes on a quarterly basis in an annual amount equal to 2.50% of the original principal amount of the Term Loan A-1 Facility ($150.0 million) in year one after the closing, 5.00% of such original principal amount in year two and 1.25% of such original principal amount in each of the first three quarters of year three, with the remaining outstanding principal amount payable at maturity. The Term Loan A-2 Facility amortizes on a quarterly basis in an annual amount equal to 2.5% of the original principal amount of the Term Loan A-2 Facility in each of years one through three, 5.0% of such original principal amount in year four and 1.25% of such original principal amount in each of the first three quarters of year five, with the remaining outstanding principal amount payable at maturity. The 364-Day Facility did not amortize and was repaid in full in the quarter ended September 30, 2022. The Facilities are subject to prepayment with the net cash proceeds of certain asset sales, casualty or condemnation events and non-permitted debt issuances.

The Company and EnPro Holdings are the permitted borrowers under the Facilities. The Company may also from time to time designate any of its wholly owned foreign subsidiaries as a borrower under the Revolving Credit Facility. Each of the

Company's domestic subsidiaries (other than any subsidiaries that may be designated as "unrestricted" by the Company from time to time, and inactive subsidiaries) is required to guarantee the obligations of the borrowers under the Facilities, and each of the Company's existing domestic subsidiaries (other than inactive subsidiaries) has entered into the Amended Credit Agreement to provide such a guarantee.

Borrowings under the Facilities are secured by a first-priority pledge of certain assets. The Amended Credit Agreement contains certain financial covenants and required financial ratios including a maximum consolidated total net leverage and a minimum consolidated interest coverage as defined in the Amended Credit Agreement. We were in compliance with all covenants of the Amended Credit Agreement as of December 31, 2022.

The borrowing availability under our Revolving Credit Facility at December 31, 2022 was $389.2 million after giving consideration to $10.8 million of outstanding letters of credit and no outstanding borrowings. The balance of our outstanding Term Loan A-1 Facility, Term Loan A-2 Facility and 364-Day Facility at December 31, 2022 was $137.0 million and $307.1 million, respectively. The 364-Day Facility had no outstanding balance at December 31, 2022.

Senior Notes

On October 17, 2018, we completed the offering of $350.0 million aggregate principal amount of 5.75% Senior Notes due 2026 (the "Senior Notes") and applied the net proceeds of that offering, together with borrowings under the Revolving Credit Facility, to redeem on October 31, 2018 the full $450.0 million aggregate principal amount of the outstanding 5.875% Senior Notes due 2022 (the "Old Notes").

The Senior Notes were issued to investors at 100% of the principal amount thereof. The Senior Notes are unsecured, unsubordinated obligations of EnPro and mature on October 15, 2026. Interest on the Senior Notes accrues at a rate of 5.75% per annum and is payable semi-annually in cash in arrears on April 15 and October 15 of each year. The Senior Notes are required to be guaranteed on a senior unsecured basis by each of EnPro's existing and future direct and indirect domestic subsidiaries that is a borrower under, or guarantees, our indebtedness under the Revolving Credit Facility or guarantees any other Capital Markets Indebtedness (as defined in the indenture governing the Senior Notes) of EnPro or any of the guarantors.

Commencing on October 15, 2021, we may, on any one or more occasions, redeem all or a part of the Senior Notes at specified redemption prices plus accrued and unpaid interest. In addition, we may redeem a portion of the aggregate principal amount of the Senior Notes before October 15, 2021 with the net cash proceeds from certain equity offerings at a specified redemption price plus accrued and unpaid interest, if any, to, but not including, the redemption date. Prior to October 15, 2021, we could redeem some or all of the Senior Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make whole" premium.

The indenture governing the Senior Notes includes covenants that restrict our ability to engage in certain activities, including incurring additional indebtedness, paying dividends and repurchasing shares of our common stock, subject in each case to specified exceptions and qualifications set forth in the indenture. The indenture further requires us to apply the net cash proceeds of certain asset sales not reinvested in acquisitions, or used to repay or otherwise reduce specified indebtedness within a specified period, in the event of the net proceeds exceeding a specified amount, to offer to repurchase the Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

Scheduled Principal Payments

Future principal payments on long-term debt are as follows:

	(in millions)
2023	$ 15.6
2024	137.5
2025	15.9
2026	625.9
2027	0.1
Thereafter	0.1
	$ 795.1

The payments for long-term debt shown in the table above reflect the contractual principal amount for the Senior Notes and Term Loan A-2 Facility. In the Consolidated Balance Sheet as of December 31, 2022, these amounts are shown net of unamortized debt discounts aggregating $4.4 million pursuant to applicable accounting rules.

Debt Issuance Costs

During 2021, we capitalized $4.7 million of debt issuance costs in connection with the Amended Credit Agreement.

13. Derivatives and Hedging

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on our foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. We strive to control our exposure to these risks through our normal operating activities and, where appropriate, through derivative instruments. We periodically enter into contracts to hedge forecasted transactions that are denominated in foreign currencies. In December 2022, we entered into a forward contract to hedge a 95 million Euro exposure on an intercompany note agreement related to proceeds from the GGB sale allocated to foreign subsidiaries. We expect this position to be resolved in 2023. The notional amount of foreign exchange contracts was $103.3 million and $3.3 million at December 31, 2022 and 2021, respectively. All foreign exchange contracts outstanding at December 31, 2022 expired in January of 2023.

The notional amounts of all of our foreign exchange contracts were recorded at their fair market value as of December 31, 2022 with changes in market value recorded in income. The earnings impact of any foreign exchange contract that is specifically related to the purchase of inventory is recorded in cost of sales and the changes in market value of all other contracts are recorded in selling, general and administrative expense in the Consolidated Statements of Operations. The balances of foreign exchange derivative assets are recorded in other current assets and the balances of foreign exchange derivative liabilities are recorded in accrued expenses in the Consolidated Balance Sheets.

In September 2018, we entered into cross currency swap agreements (the "Swap") with a notional amount of $200.0 million to manage foreign currency risk by effectively converting a portion of the interest payments related to our fixed-rate USD-denominated Old Notes, including the semi-annual interest payments thereunder, to interest payments on fixed-rate Euro-denominated debt of 172.8 million EUR with a weighted average interest rate of 2.8%, with interest payment dates of March 15 and September 15 of each year.

The Swap matured on September 15, 2022. At settlement, we received $30.8 million in cash, of which $27.4 million represented the fair value of the contracts as of the settlement date and $3.4 million represented interest receivable. Unrealized gains totaling $20.8 million, net of tax, as of the maturity date are included in accumulated other comprehensive income.

In May 2019, we entered into additional cross currency swap agreements (the "Additional Swap") with a notional amount of $100.0 million to manage an increased portion of our foreign currency risk by effectively converting a portion of the interest payments related to our fixed-rate USD-denominated Senior Notes, including the semi-annual interest payments thereunder, to interest payments on the fixed-rate Euro-denominated debt of 89.6 million EUR with a weighted average interest rate of 3.5%, with interest payment dates of April 15 and October 15 of each year. The Additional Swap agreement matures on October 15, 2026.

During the term of the Additional Swap agreement, we will receive semi-annual payments from the counterparties due to the difference between the interest rate on the Senior Notes and the interest rate on the Euro debt underlying the Additional Swap. There was no principal exchange at the inception of the arrangement, and there will be no exchange at maturity. At maturity (or earlier at our option), we and the counterparty will settle the Additional Swap agreement at its fair value in cash based on the aggregate notional amount and the then-applicable currency exchange rate compared to the exchange rate at the time the Additional Swap agreement was entered into.

We have designated the Additional Swap as a qualifying hedging instruments and are accounting for it as a net investment hedge. At December 31, 2022, the fair value of the Additional Swap equaled $8.5 million and was recorded within our other (non-current) assets on the Consolidated Balance Sheet. The gains and losses resulting from fair value adjustment to the Additional Swap agreement, excluding interest accruals related to the above receipts, are recorded in accumulated other comprehensive income within our cumulative foreign currency translation adjustment, as the Additional Swap is effective in hedging the designated risk. Cash flows related to the Additional Swap are included in operating activities in the Consolidated Statements of Cash Flows, aside from the ultimate settlement at maturity with the counterparty, which will be included in investing activities.

14. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements as of			
	December 31, 2022		December 31, 2021	
	(in millions)			
Assets				
Foreign currency derivatives	$	8.5	$	8.7
Deferred compensation assets		9.8		10.9
	$	18.3	$	19.6
Liabilities				
Deferred compensation liabilities	$	10.3	$	11.4

Our deferred compensation assets and liabilities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Our foreign currency derivatives are classified as Level 2 as their value is calculated based upon observable inputs including market USD/Euro exchange rates and market interest rates.

The carrying values of our significant financial instruments reflected in the Consolidated Balance Sheets approximate their respective fair values, except for the following:

	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Long-term debt	$ 790.7	$ 788.8	$ 976.6	$ 998.3

The fair values for long-term debt are based on quoted market prices for identical liabilities, but this would be considered a Level 2 computation because the market is not active.

15. Pensions and Postretirement Benefits

We have non-contributory defined benefit pension plans covering eligible employees in the United States, Mexico, Taiwan and several European countries. Salaried employees' benefit payments are generally determined using a formula that is based on an employee's compensation and length of service. We closed our defined benefit pension plan for new salaried employees in the United States who joined the Company after January 1, 2006, and, effective January 1, 2007, benefits were frozen for all salaried employees who were not age 40 or older as of December 31, 2006 and benefits for all remaining eligible salaried employees were frozen as of January 1, 2021. Hourly employees' benefit payments are generally determined using stated amounts for each year of service.

Our employees also participate in voluntary contributory retirement savings plans for salaried and hourly employees maintained by us. Under these plans, eligible employees can receive matching contributions up to the first 6% of their eligible earnings. Effective January 1, 2007, those employees whose defined benefit pension plan benefits were frozen receive an additional 2% company contribution each year. Beginning on August 1, 2016, this additional contribution ceased being provided to future hires at the company, but was retained for those employees already receiving it. We recorded $8.6 million, $8.3 million and $7.5 million in expenses in 2022, 2021 and 2020, respectively, for matching contributions under these plans.

Our general funding policy for qualified defined benefit pension plans historically has been to contribute amounts that are at least sufficient to satisfy regulatory funding standards. No contributions were made in 2022 or 2021 and in 2020, we contributed $4.0 million, in cash to our U.S. pension plans. The contribution was made in 2020 in order to meet a funding level sufficient to avoid variable fees from the PBGC on the underfunded portion of our pension liability. We do not anticipate making contributions in 2023 to our U.S. defined benefit pension plans and we expect to make total contributions of approximately $0.8 million in 2023 to the foreign pension plans.

The projected benefit obligation and fair value of plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $6.1 million and $0.2 million at December 31, 2022, and $13.9 million and $1.0 million at December 31, 2021, respectively. The accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $4.3 million and $0.2 million at December 31, 2022, and $10.1 million and $1.0 million at December 31, 2021, respectively.

We provide, through non-qualified plans, supplemental pension benefits to a limited number of employees. Certain of our subsidiaries also sponsor unfunded postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory. The amounts included in "Other Benefits" in the following tables include the non-qualified plans and the other postretirement plans discussed above.

The following table sets forth the changes in projected benefit obligations and plan assets of our defined benefit pension and other non-qualified and postretirement plans as of and for the years ended December 31, 2022 and 2021.

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
	(in millions)			
Change in Projected Benefit Obligations				
Projected benefit obligations at beginning of year	$ 335.7	$ 350.7	$ 3.1	$ 3.8
Service cost	1.2	1.5	—	—
Interest cost	9.8	9.0	—	0.1
Actuarial loss (gain)	(77.6)	(10.7)	(0.4)	(0.6)
Settlements	—	—	—	(0.1)
Benefits paid	(15.9)	(14.4)	(0.3)	(0.3)
Curtailments	(1.0)	—	—	—
Plan combination (acquisitions/divestitures)	(3.9)	—	—	—
Other	(0.7)	(0.4)	—	0.2
Projected benefit obligations at end of year	247.6	335.7	2.4	3.1
Change in Plan Assets	**2022**	**2021**		
Fair value of plan assets at beginning of year	351.4	353.4		
Actual return on plan assets	(81.5)	12.2		
Benefits paid	(15.9)	(14.4)		
Company contributions	0.2	0.3		
Plan combination (acquisitions/divestitures)	(0.8)	—		
Other	(0.1)	(0.1)		
Fair value of plan assets at end of year	253.3	351.4		
Funded Status at End of Year	$ 5.7	$ 15.7	$ (2.4)	$ (3.1)

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
	(in millions)			
Amounts Recognized in the Consolidated Balance Sheets				
Long-term assets	$ 11.7	$ 28.6	$ —	$ —
Current liabilities	(0.5)	(0.9)	(0.1)	(0.1)
Long-term liabilities	(5.5)	(12.0)	(2.3)	(3.0)
	$ 5.7	$ 15.7	$ (2.4)	$ (3.1)

Pre-tax charges recognized in accumulated other comprehensive income (loss) as of December 31, 2022 and 2021 consist of:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
	(in millions)			
Net actuarial (gain) loss	$ 59.6	$ 41.7	$ (0.9)	$ (0.4)
Prior service cost	0.6	0.9	—	—
	$ 60.2	$ 42.6	$ (0.9)	$ (0.4)

The accumulated benefit obligation for all defined benefit pension plans was $245.9 million and $331.9 million at December 31, 2022 and 2021, respectively. The accumulated postretirement benefit obligation for all other postretirement benefit plans was $2.4 million and $3.1 million at December 31, 2022 and 2021, respectively.

The following table sets forth the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income for our defined benefit pension and other non-qualified and postretirement plans for the years ended December 31, 2022, 2021 and 2020.

	Pension Benefits			Other Benefits		
	2022	2021	2020	2022	2021	2020
	(in millions)					
Net Periodic Benefit Cost						
Service cost	$ 1.2	$ 1.5	$ 4.5	$ —	$ —	$ —
Interest cost	9.8	9.0	10.4	—	0.1	0.1
Expected return on plan assets	(13.3)	(18.3)	(18.9)	—	—	—
Amortization of prior service cost	0.2	0.1	0.1	—	—	—
Amortization of net loss	0.5	0.7	5.2	0.1	0.1	0.2
Settlements	—	—	—	—	—	(1.1)
Curtailments	(1.0)	—	0.3	—	—	—
Net periodic benefit cost	(2.6)	(7.0)	1.6	0.1	0.2	(0.8)

	Pension Benefits			Other Benefits		
	2022	2021	2020	2022	2021	2020
	(in millions)					
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Net loss (gain)	17.2	(4.7)	(7.8)	(0.4)	(0.5)	0.3
Prior service cost	—	0.4	(0.3)	—	—	—
Amortization of net loss	(0.5)	(0.7)	(5.2)	(0.1)	(0.1)	(0.2)
Amortization of prior service cost	(0.2)	(0.1)	(0.1)	—	—	—
Settlements	—	—	—	—	—	1.1
Curtailments	1.0	—	(0.3)	—	—	—
Total recognized in other comprehensive income	17.5	(5.1)	(13.7)	(0.5)	(0.6)	1.2
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ 14.9	$ (12.1)	$ (12.1)	$ (0.4)	$ (0.4)	$ 0.4

	Pension Benefits			Other Benefits		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	5.625 %	3.000 %	2.625 %	5.625 %	3.000 %	2.625 %
Rate of compensation increase	N/A	N/A	3.0 %	N/A	N/A	4.0 %
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	3.000 %	2.625 %	3.375 %	3.000 %	2.625 %	3.375 %
Expected long-term return on plan assets	3.9 %	5.3 %	6.0 %	—	—	—
Rate of compensation increase	N/A	3.0 %	3.0 %	4.0 %	4.0 %	4.0 %

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The discount rate was determined with a model that uses a theoretical portfolio of high quality corporate bonds specifically selected to produce cash flows closely related to how we would settle our retirement obligations. This produced a discount rate of 5.6% at December 31, 2022. As of the date of these financial statements, there are no known or anticipated changes in our discount rate assumption that will impact our pension expense in 2023. A 25 basis point decrease (increase) in our discount rate, holding constant our expected long-term return on plan assets and other assumptions, would decrease (increase) pension expense by approximately $0.1 million per year.

The overall expected long-term rate of return on assets was determined based upon weighted-average historical returns over an extended period of time for the asset classes in which the plans invest according to our current investment policy.

We use the Pri-2012 base mortality table with the MP-2021 projection scale to value our domestic pension liabilities.

Assumed Health Care Cost Trend Rates at December 31	**2022**	**2021**
Health care cost trend rate assumed for next year	7.0 %	7.0 %
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	2028	2027

Plan Assets

The asset allocation for pension plans at the end of 2022 and 2021, and the target allocation for 2023, by asset category are as follows:

	Target Allocation	Plan Assets at December 31,	
	2023	**2022**	**2021**
Asset Category			
Equity securities	20 %	22 %	22 %
Fixed income	80 %	78 %	78 %
	100 %	100 %	100 %

Our investment goal is to maximize the return on assets, over the long term, by investing in equities and fixed income investments while diversifying investments within each asset class to reduce the impact of losses in individual securities. Equity investments include a mix of U.S. large capitalization equities, U.S. small capitalization equities and non-U.S. equities. Fixed income investments include a mix of treasury obligations and high-quality money market instruments. The asset allocation policy is reviewed and any significant variation from the target asset allocation mix is rebalanced periodically. The plans have no direct investments in EnPro common stock.

The plans invest exclusively in mutual funds whose holdings are marketable securities traded on recognized markets and, as a result, would be considered Level 1 assets. The investment portfolios of the various funds at December 31, 2022 and 2021 are summarized as follows:

	2022	2021
	(in millions)	
Mutual funds – U.S. equity	$ 32.6	$ 46.2
Mutual funds – international equity	22.3	30.6
Mutual funds - fixed income treasury and money market	197.2	273.5
Cash equivalents	1.2	1.1
	$ 253.3	$ 351.4

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following calendar years:

	Pension Benefits	Other Benefits
	(in millions)	
2023	$ 16.3	$ 0.1
2024	16.8	1.4
2025	17.9	0.1
2026	18.0	0.1
2027	18.4	0.1
Years 2027 – 2031	97.8	0.5

16. Shareholders' Equity

We have a policy under which we intend to declare regular quarterly cash dividends on our common stock, as determined by our board of directors, after taking into account our cash flows, earnings, financial position and other relevant matters. In accordance with this policy, total dividend payments of $23.4 million, $22.4 million, and $21.7 million were made during the years ended December 31, 2022, 2021, and 2020, respectively.

In February 2023, our board of directors declared a cash dividend of $0.29 per share, commencing with the dividend to be paid on March 15, 2023 to all shareholders of record as of March 1, 2023.

In October 2018, our board of directors authorized a two-year program for expenditures of up to $50.0 million of our outstanding common shares. Prior to the expiration of this authorization in October 2020, we repurchased 0.1 million shares for $5.3 million during 2020.

In October 2022, our board of directors authorized a new two-year program of up to $50.0 million for the repurchase of our outstanding common shares through October 2024. We have not made any repurchases under the new authorization.
The shares for all repurchase plans are retired upon purchase.

17. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive Income (loss) by component (after tax) are as follows:

(in millions)	Unrealized Translation Adjustments	Pension and Other Postretirement Plans	Total
Balance at December 31, 2019	9.8	(46.2)	(36.4)
Other comprehensive income before reclassifications	21.5	6.0	27.5
Amounts reclassified from accumulated other comprehensive loss	3.4	3.6	7.0
Net current-period other comprehensive income	24.9	9.6	34.5
Less: other comprehensive income attributable to redeemable non-controlling interests	3.0	—	3.0
Net current-period other comprehensive income attributable to EnPro Industries, Inc.	21.9	9.6	31.5
Balance at December 31, 2020	31.7	(36.6)	(4.9)
Other comprehensive income before reclassifications	2.5	3.8	6.3
Amounts reclassified from accumulated other comprehensive loss	12.9	0.7	13.6
Net current-period other comprehensive income	15.4	4.5	19.9
Less: other comprehensive income attributable to redeemable non-controlling interests	0.4	—	0.4
Net current-period other comprehensive income attributable to EnPro Industries, Inc.	15.0	4.5	19.5
Balance at December 31, 2021	46.7	(32.1)	14.6
Other comprehensive loss before reclassifications	(39.7)	(12.8)	(52.5)
Amounts reclassified from accumulated other comprehensive loss	1.4	(0.2)	1.2
Net current-period other comprehensive income	(38.3)	(13.0)	(51.3)
Less: other comprehensive income attributable to redeemable non-controlling interests	(3.4)	—	(3.4)
Net current-period other comprehensive income (loss) attributable to EnPro Industries, Inc.	(34.9)	(13.0)	(47.9)
Balance at December 31, 2022	$ 11.8	$ (45.1)	$ (33.3)

Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss			Affected Statement of Operations Caption
	Years Ended December 31,			
	2022	**2021**	**2020**	
	(in millions)			
Pension and other postretirement plans adjustments:				
Amortization of actuarial losses	$ 0.6	$ 0.8	$ 5.4	(1)
Amortization of prior service costs	0.2	0.1	0.1	(1)
Curtailments	(1.0)	—	0.3	(1)
Settlements	—	—	(1.1)	(1)
Total before tax	(0.2)	0.9	4.7	Income (loss) from continuing operations before income taxes
Tax benefit	—	(0.2)	(1.1)	Income tax expense
Net of tax	$ (0.2)	$ 0.7	$ 3.6	Income (loss) from continuing operations
Release of unrealized currency translation adjustment upon sale of investment in foreign entity, net of tax	$ 1.4	$ 12.9	$ 3.4	Other (non-operating) income (expense); Income from discontinued operations, including gain on sale, net of taxes

(1) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost. Since these are components of net periodic pension cost other than service cost, the affected Consolidated Statement of Operations caption is other (non-operating) expense. (See Note 15, "Pensions and Postretirement Benefits" for additional details).

18. Equity Compensation Plan

We have equity compensation plans (the "Plans") that provide for the delivery of shares pursuant to various market and performance-based incentive awards. As of December 31, 2022, there are 1.4 million shares available for future awards. Our policy is to issue new shares to satisfy share delivery obligations for awards made under the Plans.

The Plans permit awards of restricted share units to be granted to executives and other key employees. Generally, share units awarded prior to February 2020 vest in three years, while those awarded thereafter vest in equal annual increments over three years. Compensation expense related to the restricted share units is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable vesting period using the straight-line method. As of December 31, 2022, there was $6.8 million of unrecognized compensation cost related to restricted share units expected to be recognized over a weighted-average remaining amortization period of 1.8 years.

Under the terms of the Plans, performance share awards were granted to executives and other key employees during 2022, 2021 and 2020. Each grant will vest if EnPro achieves specific financial objectives at the end of each three-year performance period. Additional amounts under these awards are paid out if objectives are exceeded, but some or all the awards may be forfeited if objectives are not met.

Performance shares earned at the end of a performance period, if any, for shares issued prior to 2020 were paid in actual shares of our common stock, less the number of shares equal in value to applicable withholding taxes if the employee chooses. Performance shares earned at the end of a performance period, if any, for awards granted in 2022, 2021, and 2020, will be paid in cash, less applicable withholding taxes if the employee chooses. Awards are forfeited if a grantee terminates employment, during the performance period, except in the case of retirement.

Compensation expense related to performance share awards payable in stock granted prior to 2020 was computed using the fair value of the awards at the date of grant. Potential shares to be issued for performance share awards granted prior to 2020 were subject to a market condition based on the performance of our stock, measured based upon a calculation of total shareholder return, compared to a group of peer companies The fair value of these awards was determined using a Monte Carlo simulation methodology. Compensation expense for these awards was computed based upon this grant date fair value using the straight-line method over the applicable performance period.

Compensation expense related to the performance share awards payable in cash granted in 2022, 2021, and 2020 is computed using the fair value of the awards as of December 31, 2022. The fair value of these awards was determined using a Monte Carlo simulation methodology. Compensation issued for performance share awards is subject to a market conditions based on the performance of our stock, measured based upon a calculation of total shareholder return, compared to a group of peer companies. Compensation expense for these awards is computed based upon the calculated fair value at the end of the period using the straight-line method over the applicable performance period. The shares will be remeasured and compensation expense will be adjusted based on the current market-based estimate.

The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award. We issued performance share awards to eligible participants on February 15, 2022 and February 16, 2021,. We used the following assumptions in determining the fair value of these awards:

	Expected stock price volatility	Annual expected dividend yield	Risk free interest rate
Shares granted February 15, 2022			
EnPro Industries, Inc.	33.1 %	1.01 %	4.26 %
S&P 600 Capital Goods Index	39.43 %	n/a	4.26 %
Shares granted February 16, 2021			
EnPro Industries, Inc.	47.32 %	1.40 %	0.22 %
S&P 600 Capital Goods Index	50.86 %	n/a	0.22 %

The expected volatility assumption for us and each member of the peer group is based on each entity's historical stock price volatility over a period equal to the length from the valuation date to the end of the performance cycle. The annual expected dividend yield is based on annual expected dividend payments and the stock price on the date of grant. The risk free rate equals the yield, as of the valuation date, on zero-coupon U.S. Treasury STRIPS that have a remaining term equal to the length of the remaining performance cycle.

As of December 31, 2022 there was $6.2 million of unrecognized compensation cost related to nonvested performance share awards to be paid in cash and is expected to be recognized over a weighted-average vesting period of 1.5 years. All performance share awards payable in stock had vested and been issued prior to calendar 2022.

A summary of award activity under the Plans is as follows:

	Restricted Share Units	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2021	183,158	70.07
Granted	61,330	107.94
Vested	(79,357)	69.51
Forfeited	(24,634)	74.29
Shares settled for cash	(15,900)	67.90
Nonvested at December 31, 2022	124,597 $	88.52

The maximum potential number of shares to be issued at December 31, 2022 is represented by the restricted share units nonvested balance at December 31, 2022. We account for forfeitures when they occur as opposed to estimating the number of awards that are expected to vest as of the grant date.

During the first quarter of calendar 2020, 2021 and 2022, the Company granted Performance Shares to certain key employees which are payable in cash after a three-year vesting period. Actual payments to be made to participating employees will be based on an initial target amount, which is adjusted based on the relative three-year performance of Enpro's share price versus a set of peer companies. Expense related to each grant is recognized on a straight-line basis utilizing the best current estimate of the grant value at maturity. Expense recognized for calendar 2022, 2021 and 2020 was $7.8 million, $6.9 million and $1.7 million, respectively. The total liability related to this Performance Share cash plan was $15.6 million at December 31, 2022, of which $7.5 million is classified as current.

Non-qualified and incentive stock options were granted in 2020, 2021, and 2022. No stock option has a term exceeding 10 years from the date of grant. All stock options were granted at not less than 100% of fair market value (as defined) on the date of grant. As of December 31, 2022, there was $2.4 million of unrecognized compensation cost related to stock options.

The following table provides certain information with respect to stock options as of December 31, 2022:

Range of Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Under $80.00	50,787	31,892	$ 53.78	7.16
Over $80.00 and under $90.00	69,510	21,689	80.73	8.18
Over $90.00	64,633	3,418	106.47	9.11
Total	184,930	56,999	$ 82.32	8.23

We determine the fair value of stock options using the Black-Scholes option pricing formula. Key inputs into this formula include expected term, expected volatility, expected dividend yield, and the risk-free interest rate. We use the closing stock price on the grant date for determining the fair value. This fair value is amortized on a straight line basis over the vesting period. All options issued vest in equal annual increments over three years with the exception of options granted on November 26, 2021 that vest equally at the end of one quarter years, one and one quarter years, and two and one quarter years.

The expected term represents the period that our stock options are expected to be outstanding, and is determined based on historical experience of similar awards, given the contractual terms of the awards, vesting schedules, and expectations of future employee behavior. The fair value of stock options reflects a volatility factor calculated using historical market data for EnPro's common stock. The dividend assumption is based on our current expectations for our dividend policy. We base the risk-free interest rate on the yield to maturity at the time of the stock option grant on zero-coupon U.S. government bonds having a remaining life equal to the option's expected life. When estimating forfeitures, we consider voluntary termination behaviors as well as analysis of actual option forfeitures.

The following assumptions were used to estimate the indicated fair value of the 2022 option awards:

	Grant Date	
	February 15, 2022	February 24, 2022
Fair-value at grant date (per share)	$ 38.86	$ 39.07
Assumptions:		
Average expected term	6 years	6 years
Expected volatility	39.85 %	39.88 %
Risk-free interest rate	1.99 %	1.89 %
Expected dividend yield	1.06 %	1.05 %

The following assumptions were used to estimate the indicated fair value of the 2021 option awards:

	Grant Date				
	February 25, 2021	May 4, 2021	May 17, 2021	August 5, 2021	November 26, 2021
Fair-value at grant date (per share)	$ 27.46	$ 30.32	$ 33.53	$ 29.78	$ 36.53
Assumptions:					
Average expected term	6 years	6 years	6 years	6 years	5.6 years
Expected volatility	40.29 %	40.37 %	40.46 %	40.65 %	39.51 %
Risk-free interest rate	1.02 %	1.05 %	1.07 %	0.87 %	0.42 %
Expected dividend yield	1.35 %	1.24 %	1.14 %	1.26 %	1.74 %

The following assumptions were used to estimate the indicated fair value of the 2020 option awards:

	Grant Date	
	February 27, 2020	August 27, 2020
Fair-value at grant date (per share)	$ 13.64	$ 18.67
Assumptions:		
Average expected term	6 years	6 years
Expected volatility	31.53 %	39.51 %
Risk-free interest rate	1.17 %	0.42 %
Expected dividend yield	1.93 %	1.74 %

A summary of option activity under the Plans as of December 31, 2022, and changes during the year then ended, is presented below:

	Stock Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2021	155,036	$ 70.46
Granted	57,018	106.54
Exercised	(17,648)	59.25
Forfeited	(9,476)	76.91
Balance at December 31, 2022	184,930	$ 82.32

The year-end intrinsic value related to stock options is presented below:

	December 31,		
(in millions)	2022	2021	2020
Options outstanding	$ 4.9	$ 6.1	$ 4.0
Options exercisable	$ 2.4	$ 1.3	$ 0.6

We recognized the following equity-based employee compensation expenses and benefits related to our Plan activity:

	Years Ended December 31,		
(in millions)	2022	2021	2020
Compensation expense	$ 6.0	$ 5.0	$ 5.4
Related income tax benefit	$ 1.6	$ 1.4	$ 1.4

Each non-employee director received an annual grant of common stock (or, at the directors election, phantom shares) equal in value to $110,000 in the years ended December 31, 2022, 2021 and 2020. With respect to certain phantom shares awarded in prior years, we will pay each non-employee director in cash the fair market value of the director's phantom shares upon termination of service as a member of the board of directors. The remaining phantom shares granted will be paid out in the form of one share of our common stock for each phantom share, with the value of any fractional phantom shares paid in cash. Expense recognized in the years ended December 31, 2022, 2021 and 2020 related to these share and phantom share grants was $1.0 million, $1.0 million and $0.9 million, respectively. No cash payments were used to settle phantom shares in 2022, 2021 or 2020.

19. Business Segment Information

We aggregate our operating businesses into two reportable segments. The factors considered in determining our reportable segments are the economic similarity of the businesses, the nature of products sold, or solutions provided, the production processes and the types of customers and distribution methods. Our reportable segments are managed separately based on these differences.

Our Sealing Technologies segment designs and manufactures value-added products and solutions that safeguard a variety of critical environments, including: metallic, non-metallic and composite material gaskets, dynamic seals, compression packing, resilient metal seals, elastomeric seals, custom-engineered mechanical seals for applications in the aerospace industry and other markets, hydraulic components, expansion joints, sanitary gaskets, hoses and fittings for the hygienic process industries, fluid transfer products for the pharmaceutical and biopharmaceutical industries, and heavy-duty commercial vehicle parts used in wheel-end and suspension components that customers rely upon to ensure safety on our roadways. These products are used in a variety of markets, including chemical and petrochemical processing, nuclear energy, food and biopharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, heavy-duty trucking, aerospace, medical, filtration and semiconductor fabrication. In all of these industries, performance and durability of our proprietary products and solutions are vital for the safety and environmental protection of our customers processes. Many of our products and solutions are used in highly demanding applications oftentimes in incredibly harsh environments, e.g., where extreme temperatures, extreme pressures, corrosive environments, strict tolerances, and/or worn equipment create challenges for product performance. Sealing Technologies offers customers widely recognized applied engineering, innovation, process know how and enduring reliability, driving a lasting aftermarket for many of our solutions.

Our Advanced Surface Technologies (AST) segment applies proprietary technologies, processes, and capabilities to deliver a highly differentiated suite of products and solutions for the most challenging applications in high growth markets. The segment's products and solutions are used in highly demanding environments requiring performance, precision and repeatability, with a low tolerance for failure. The segment's solutions include cleaning, coating, testing, refurbishment and verification for critical components and assemblies used in state-of-the-art advanced node semiconductor manufacturing equipment. It designs, manufactures and sells specialized optical filters and proprietary thin-film coatings for the most challenging applications in the industrial technology, life sciences, and semiconductor markets and complex front-end wafer processing sub-systems, new and refurbished electrostatic chuck pedestals, and edge-welded metal bellows for the semiconductor equipment industry and for critical applications in the space, aerospace and defense markets. In many instances, AST capabilities drive solutions that enable the maintenance of our customers' processes through an entire life cycle.

We measure operating performance based on segment earnings before interest, income taxes, depreciation, amortization, and other selected items ("Adjusted Segment EBITDA"), which is segment revenue reduced by operating expenses and other costs identifiable with the segment, excluding acquisition and divestiture expenses, restructuring costs, impairment charges, non-controlling interest compensation, amortization of the fair value adjustment to acquisition date inventory, and depreciation and amortization. Adjusted Segment EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, gains and losses related to the sale of assets, and income taxes are not included in the computation of Adjusted Segment EBITDA. The accounting policies of the reportable segments are the same as those for EnPro.

Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa being subject to reduction for certain types of employment terminations of the sellers. This expense is recorded in selling, general, and administrative expenses on our Consolidated Statements of Operations and is directly related to the terms of the acquisitions. This expense will continue to be recognized as compensation expense over the term of the put and call options associated with the acquisitions unless certain employment terminations have occurred. In the fourth quarter of 2022, EnPro acquired all of the LeanTeq non-controlling interests.

Segment operating results and other financial data for the years ended December 31, 2022, 2021, and 2020 were as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
	(in millions)		
Sales			
Sealing Technologies	$ 624.3	$ 599.8	$ 636.7
Advanced Surface Technologies	476.1	247.3	171.2
	1,100.4	847.1	807.9
Intersegment sales	(1.2)	(6.7)	(7.9)
Total sales	$ 1,099.2	$ 840.4	$ 800.0
Adjusted Segment EBITDA			
Sealing Technologies	$ 159.1	$ 141.9	$ 131.5
Advanced Surface Technologies	141.5	73.2	47.1
Total Adjusted Segment EBITDA	$ 300.6	$ 215.1	$ 178.6
Reconciliation of Adjusted Segment EBITDA to income (loss) from continuing operations before income taxes			
Income (loss) from continuing operations before income taxes	$ 28.3	$ 66.0	$ (23.5)
Acquisition and divestiture expenses	0.5	0.4	9.6
Non-controlling interest compensation allocation	(0.6)	5.3	2.9
Amortization of fair value adjustment to acquisition date inventory	13.3	9.9	3.0
Restructuring and impairment expense	1.9	2.4	14.3
Depreciation and amortization expense	102.8	63.5	56.5
Corporate expenses	47.0	64.9	41.4
Interest expense, net	33.9	13.7	14.9
Goodwill impairment	65.2	—	—
Other income (expense), net	8.3	(11.0)	59.5
Adjusted Segment EBITDA	$ 300.6	$ 215.1	$ 178.6

| | Years Ended December 31, | | |
	2022	2021	2020
	(in millions)		
Net Sales by Geographic Area			
United States	$ 687.4	$ 445.7	$ 477.7
Europe	139.7	132.7	117.5
Other foreign	272.1	262.0	204.8
Total	$ 1,099.2	$ 840.4	$ 800.0

Net sales are attributed to countries based on location of the customer.

Due to the diversified nature of our business and the wide array of products that we offer, we sell into a number of end markets. Underlying economic conditions within these markets are a major driver of our segments' sales performance. Below is a summary of our third-party sales by major end market with which we did business for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, 2022 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 41.2	$ 6.1	$ 47.3
Chemical and material processing	77.6	—	77.6
Food and pharmaceutical	70.8	—	70.8
General industrial	162.3	28.4	190.7
Medium-duty/heavy-duty truck	191.2	—	191.2
Oil and gas	21.4	5.2	26.6
Power generation	43.1	0.1	43.2
Semiconductors	6.1	430.9	437.0
Other	9.7	5.1	14.8
Total third-party sales	$ 623.4	$ 475.8	$ 1,099.2

| | Year Ended December 31, 2021 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 32.1	$ 9.8	$ 41.9
Chemical and material processing	72.5	—	72.5
Food and pharmaceutical	65.1	—	65.1
General industrial	161.8	25.7	187.5
Medium-duty/heavy-duty truck	174.3	—	174.3
Oil and gas	19.0	4.6	23.6
Power generation	43.6	0.2	43.8
Semiconductors	14.6	203.6	218.2
Other	10.2	3.3	13.5
Total third-party sales	$ 593.2	$ 247.2	$ 840.4

| | Year Ended December 31, 2020 | | |
| | (in millions) | | |
	Sealing Technologies	Advanced Surface Technologies	Total
Aerospace	$ 35.5	$ 8.0	$ 43.5
Chemical and material processing	53.0	—	53.0
Food and pharmaceutical	52.3	—	52.3
General industrial	160.7	2.9	163.6
Medium-duty/heavy-duty truck	241.7	—	241.7
Oil and gas	20.5	2.1	22.6
Power generation	43.6	—	43.6
Semiconductors	14.6	157.1	171.7
Other	7.0	1.0	8.0
Total third-party sales	$ 628.9	$ 171.1	$ 800.0

Sales to one customer of our Sealing Technologies and Advanced Surface Technologies segments represented approximately $296.5 million, $166.4 million, and $132.3 million of our consolidated sales for the years ended December 31, 2022, 2021, and 2020, respectively.

	Years Ended December 31,					
	2022		**2021**		**2020**	
	(in millions)					
Capital Expenditures						
Sealing Technologies	$	8.2	$	6.3	$	8.0
Advanced Surface Technologies		21.2		8.6		5.3
Corporate		—		—		0.1
Total capital expenditures	$	29.4	$	14.9	$	13.4
Depreciation and Amortization Expense						
Sealing Technologies	$	26.1	$	30.6	$	36.5
Advanced Surface Technologies		76.7		32.9		20.0
Corporate		0.3		0.3		0.1
Total depreciation and amortization	$	103.1	$	63.8	$	56.6

	As of December 31,			
	2022		**2021**	
	(in millions)			
Assets				
Sealing Technologies	$	689.6	$	703.9
Advanced Surface Technologies		1,519.6		1,686.5
Corporate		422.7		434.3
Discontinued Operations		15.9		149.9
	$	2,647.8	$	2,974.6
Long-Lived Assets				
United States	$	152.7	$	150.6
France		7.4		6.6
Other Europe		0.9		1.4
Other foreign		24.2		25.7
Total	$	185.2	$	184.3

Corporate assets include all of our cash and cash equivalents and long-term deferred income taxes. Long-lived assets consist of property, plant and equipment.

20. Commitments and Contingencies

General

A description of certain environmental and other legal matters relating to certain of our subsidiaries is included in this section. In addition to the matters noted herein, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe the outcome of such other litigation and legal proceedings will not have a material adverse effect on our financial condition, results of operations and cash flows. Expenses for administrative and legal proceedings are recorded when incurred.

Environmental

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety laws and regulations of the U.S. and foreign countries. We take a proactive approach in our efforts to comply with these laws and regulations as they relate to our manufacturing operations and in proposing and implementing any remedial plans that may be necessary. We also regularly conduct comprehensive environmental, health and safety audits at our facilities to maintain compliance and improve operational efficiency.

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one or more of our subsidiaries are involved with various remediation activities or an investigation to determine responsibility for environmental conditions at 19 sites. At 12 of these sites, the future cost per site for us or our subsidiary is expected to exceed $100,000. Of these 19 sites, 18 are sites where we or one or more of our subsidiaries formerly conducted business operations but no longer do, and 1 is a site where we conduct manufacturing operations. Investigations have been completed for 16 sites. At 8 of these sites, remediation systems are operating while at the other 8 sites, our only obligation is to conduct periodic monitoring. Investigations are in progress at 3 sites. An investigation to determine responsibility for environmental conditions is ongoing at one site.

Our policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. In general, due to uncertainties regarding, among other factors, changes to operating and monitoring requirements based on the ongoing performance of the remediation system and/or changes to applicable legal and regulatory requirements, we do not consider costs for remediation activities beyond five years to be reasonably estimable. To the extent that capital costs to be incurred more than five years out, such as costs for the construction or decommissioning of remediation systems, can be reasonable estimated such costs are included in our environmental reserves. For sites with multiple future projected cost scenarios for identified feasible investigation and remediation options where no one estimate is more likely than all the others, our policy is to accrue the lowest estimate among the range of estimates. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in the remediation of similar contaminated sites. Liabilities are established for all sites based on these factors. As assessments and remediation progress at individual sites, these liabilities are reviewed and adjusted to reflect additional technical data and legal information. As of December 31, 2022 and 2021, we had accrued liabilities aggregating $42.1 million and $46.6 million, respectively, for estimated future expenditures relating to environmental contingencies. The current portion of our aggregate environmental liability at December 31, 2022, was $10.4 million. These amounts have been recorded on an undiscounted basis in the Consolidated Balance Sheets. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other parties potentially being fully or partially liable, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

We believe that our accruals for specific environmental liabilities are adequate based on currently available information. Based upon limited information regarding any incremental remediation or other actions that may be required at these sites, we cannot estimate any further loss or a reasonably possible range of loss related to these matters. Actual costs to be incurred in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown and changing conditions, changing government regulations and legal standards regarding liability.

Lower Passaic River Study Area

Based on our prior ownership of Crucible Steel Corporation a/k/a Crucible, Inc. ("Crucible"), we may have additional contingent liabilities in one or more significant environmental matters. One such matter, which is included in the 19 sites referred to above, is the Lower Passaic River Study Area of the Diamond Alkali Superfund Site in New Jersey. Crucible operated a steel mill abutting the Passaic River in Harrison, New Jersey from the 1930s until 1974, which was one of many industrial operations on the river dating back to the 1800s. Certain contingent environmental liabilities related to this site were retained by a predecessor of EnPro Holdings when it sold a majority interest in Crucible Materials Corporation (the successor of Crucible) in 1985. The United States Environmental Protection Agency (the "EPA") notified our subsidiary in September 2003 that it is a potentially responsible party ("PRP") for Superfund response actions in the lower 17-mile stretch of the Passaic River known as the Lower Passaic River Study Area.

EnPro Holdings and approximately 70 of the numerous other PRPs, known as the Cooperating Parties Group, are parties to a May 2007 Administrative Order on Consent with the EPA to perform a Remedial Investigation/Feasibility Study ("RI/FS") of the contaminants in the Lower Passaic River Study Area. In September 2018, EnPro Holdings withdrew from the Cooperating Parties Group but remains a party to the May 2007 Administrative Order on Consent. The RI/FS was completed and submitted to the EPA at the end of April 2015. The RI/FS recommends a targeted dredge and cap remedy with monitored natural recovery and adaptive management for the Lower Passaic River Study Area. The cost of such remedy is estimated to be $726 million. Previously, on April 11, 2014, the EPA released its Focused Feasibility Study (the "FFS") with its proposed plan for remediating the lower eight miles of the Lower Passaic River Study Area. The FFS calls for bank-to-bank dredging and capping of the riverbed of that portion of the river and estimates a range of the present value of aggregate remediation costs of approximately $953 million to approximately $1.73 billion, although estimates of the costs and the timing of costs are inherently imprecise. On March 3, 2016, the EPA issued the final Record of Decision (ROD) as to the remedy for the lower eight miles of the Lower Passaic River Study Area, with the maximum estimated cost being reduced by the EPA from $1.73 billion to $1.38 billion, primarily due to a reduction in the amount of cubic yards of material that will be dredged. In October

2016, Occidental Chemical Corporation, the successor to the entity that operated the Diamond Alkali chemical manufacturing facility, reached an agreement with the EPA to develop the design for this proposed remedy at an estimated cost of $165 million. The EPA has estimated that it will take approximately four years to develop this design. On June 30, 2018, Occidental Chemical Corporation sued over 120 parties, including the Company, in the United States District Court for New Jersey seeking recovery of response costs under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA").

No final allocations of responsibility have been made among the numerous PRPs that have received notices from the EPA, there are numerous identified PRPs that have not yet received PRP notices from the EPA, and there are likely many PRPs that have not yet been identified.

On April 14, 2021, the EPA issued its proposed remedy for the upper nine miles of the river, with an estimated present value cost of approximately $441 million. The proposed remedy would involve dredging and capping of the river sediment as an interim remedy followed by a period of monitoring to evaluate the response of the river system to the interim remedy.

When the EPA initiated the allocation process in 2017, it explained that a fair, carefully structured, information-based allocation was necessary to promote settlements. With the completion of the allocation process, in the second quarter of 2021 the EPA began settlement negotiations with the parties that participated in the allocation process, including EnPro. In September 2022, EnPro paid $5.9 million as part of a settlement between those parties and EPA. The payment will be held in escrow until court approval of the settlement. Our reserve for this site at December 31, 2022 was $0.7 million. Further adjustments to our reserve for this site are possible as new or additional information becomes available.

Except with respect to the Lower Passaic River Study Area, we are unable to estimate a reasonably possible range of loss related to any other contingent environmental liability based on our prior ownership of Crucible. See the section entitled "Crucible Steel Corporation a/k/a Crucible, Inc." in this footnote for additional information.

Arizona Uranium Mines

EnPro Holdings has received notices from the EPA asserting that it is a potentially responsible party under the CERCLA as the successor to a former operator of eight uranium mines in Arizona. The former operator conducted operations at the mines from 1954 to 1957. In the 1990s, remediation work performed by others at these sites consisted of capping the exposed areas of the mines. We have previously reserved amounts of probable loss associated with these mines, principally including the cost of the investigative work to be conducted at such mines. We entered into an Administrative Settlement Agreement and Order on Consent for Interim Removal Action with the EPA effective November 7, 2017 for the performance of this work. In 2020, EPA initiated group discussions with EnPro Holdings and other potentially responsible parties to resolve various technical issues, including the development of cleanup standards. Based on these discussions and subsequent discussions with other responsible parties with similar sites, we have concluded that further remedial work beyond maintenance of and minor repairs to the existing caps is probable, and we have evaluated the feasibility of various remediation scenarios. Our reserve at December 31, 2022 for this site was $12.7 million, which reflects the low end of the range of our reasonably likely liability with respect to these sites. We are not able at this time to estimate the upper end of a range of liability with respect to these sites.

On October 18, 2021, the United States District Court for the District of Arizona approved and entered a Consent Decree pursuant to which the U.S government will reimburse the Company for 35% of necessary costs of response, as defined in 42 U.S.C. section 9601(25), previously or to be in the future incurred by the Company which arise out of or in connection with releases or threatened releases of hazardous substances at or emanating from the mine sites. As of December 31, 2022, we expect contributions of $3.3 million from the U.S. government towards remediation of the site. This amount was included in other assets in the accompanying consolidated balance sheet at December 31, 2022.

In addition to the two sites discussed above, we have additional reserves of $28.7 million, of which $14.6 million pertains to implementing and managing a solution to clean trichloroethylene soil and groundwater contamination at the location of a former operation in Water Valley, Mississippi. These amounts represent a reasonable estimate of our probable future costs to remediate these sites given the facts and circumstances known at December 31, 2022.

Crucible Steel Corporation a/k/a Crucible, Inc.

Crucible, which was engaged primarily in the manufacture and distribution of high technology specialty metal products, was a wholly owned subsidiary of EnPro Holdings until 1983 when its assets and liabilities were distributed to a new Coltec subsidiary, Crucible Materials Corporation. EnPro Holdings sold a majority of the outstanding shares of Crucible Materials Corporation in 1985 and divested its remaining minority interest in 2004. Crucible Materials Corporation filed for Chapter 11 bankruptcy protection in May 2009 and is no longer conducting operations.

We have certain ongoing obligations, which are included in other liabilities in our Consolidated Balance Sheets, including workers' compensation, retiree medical and other retiree benefit matters, in addition to those mentioned previously related to EnPro Holdings' period of ownership of Crucible. Based on EnPro Holdings' prior ownership of Crucible, we may have certain additional contingent liabilities, including liabilities in one or more significant environmental matters included in the matters discussed in "Environmental" above. Except with respect to those matters for which we have an accrued liability as discussed in "Environmental" above, we are unable to estimate a reasonably possible range of loss related to these contingent liabilities.

Warranties

We provide warranties on many of our products. The specific terms and conditions of these warranties vary depending on the product and the market in which the product is sold. We record a liability based upon estimates of the costs we may incur under our warranties based upon a review of historical warranty experience and information regarding the number, nature, and dollar valuation of specific warranty claims being made by customers. Adjustments are made to the liability as claims data and historical experience necessitate.

Changes in the carrying amount of the product warranty liability for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(in millions)		
Balance at beginning of year	$ 4.9	$ 6.7	$ 10.1
Charges to expense	2.2	0.7	1.4
Settlements made	(1.9)	(2.5)	(4.8)
Balance at end of year	$ 5.2	$ 4.9	$ 6.7

21. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
(in millions, except per share data)	2022	2021	2022	2021	2022	2021	2022	2021
Net sales	$ 270.1	$ 199.2	$ 277.1	$ 218.8	$ 280.1	$ 209.7	$ 271.9	$ 212.7
Gross profit	94.7	78.5	112.3	87.2	110.8	83.7	105.5	78.7
Income (loss) from continuing operations	12.2	11.1	26.0	23.4	26.8	24.1	(61.1)	(1.3)
Income from discontinued operations, net of tax	4.9	7.0	8.3	6.0	0.7	3.9	184.5	104.1
Net income	17.1	18.1	34.3	29.4	27.5	28.0	123.4	102.8
Basic earnings (loss) per share:								
Continuing operations	$ 0.57	$ 0.53	$ 1.25	1.14	$ 1.26	1.17	$ (2.76)	(0.08)
Discontinued operations	0.24	0.34	0.40	0.29	0.03	0.19	8.87	5.05
Net income per share	$ 0.81	$ 0.87	$ 1.65	1.43	$ 1.29	1.36	$ 6.11	4.97
Diluted earnings (loss) per share:								
Continuing operations	$ 0.57	$ 0.53	$ 1.25	1.13	$ 1.26	1.16	$ (2.76)	(0.08)
Discontinued operations	0.24	0.34	0.40	0.29	0.03	0.19	8.87	5.05
Net income per share	$ 0.81	$ 0.87	$ 1.65	1.42	$ 1.29	1.35	$ 6.11	4.97

Valuation and Qualifying Accounts
For the Years Ended December 31, 2022, 2021 and 2020
(in millions)

Allowance for Doubtful Accounts

	Balance, Beginning of Year		Charge to Expense		Write-off of Receivables		Other (1)		Balance, End of Year
2022	$	2.1	$	1.0	$	(0.2)	$	—	$ 2.9
2021	$	1.8	$	0.1	$	(0.2)	$	0.4	$ 2.1
2020	$	1.5	$	0.8	$	(0.3)	$	(0.2)	$ 1.8

(1)   Consists primarily of the effect of changes in currency rates.

Deferred Income Tax Valuation Allowance

	Balance, Beginning of Year		Charge to Expense		Divestitures		Other (2)		Balance, End of Year
2022	$	8.9	$	2.3	$	—	$	(0.5)	$ 10.7
2021	$	6.6	$	2.6	$	—	$	(0.3)	$ 8.9
2020	$	7.0	$	1.1	$	(1.7)	$	0.2	$ 6.6

(2)   Consists primarily of the effects of changes in currency rates and statutory changes in tax rates.

Board of Directors

David L. Hauser
Non-Executive Chairman of the Board,
Former Chairman and Chief Executive Officer,
FairPoint Communications, Inc.

Eric A. Vaillancourt
President and Chief Executive Officer,
EnPro Industries, Inc.

William Abbey
Senior Vice President of Sales and
Partner Enablement,
Arm Limited

Thomas M. Botts
Retired Executive Vice President,
Global Manufacturing,
Shell Downstream Inc.

Felix M. Brueck
Director Emeritus,
McKinsey & Company, Inc.

Diane C. Creel
Retired Chairman,
Chief Executive Officer and President,
Ecovation, Inc.

Adele M. Gulfo
Chief Business and
Commercial Development Officer,
Sumitovant Biopharma

John Humphrey
Former Executive Vice President and
Chief Financial Officer,
Roper Technologies, Inc.

Ronald C. Keating
President and Chief Executive Officer,
Evoqua Water Technologies Corp.

Judith A. Reinsdorf
Former Executive Vice President and
General Counsel,
Johnson Controls International

Kees van der Graaf
Former Member of the Board and
Executive Committee,
Unilever NV and Unilever PLC

FORWARD LOOKING STATEMENTS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission (the "SEC"). The words "may," "hope," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of the included Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.



2022 Annual Report to Shareholders

ENPRO